# British Telecommunications plc

# Annual Report
and Form 20-F
2004

As a wholly-owned subsidiary of BT Group plc, British Telecommunications plc meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K as applied to reports on Form 20-F and is therefore filing this Form 20-F with the reduced disclosure format

This is the annual report for the year ended 31 March 2004. It complies with UK regulations and is the annual report on Form 20-F for the Securities and Exchange Commission to meet US regulations.

References to the ''financial year'' are to the year ended 31 March of each year, e.g. the ''2004 financial year'' refers to the year ended 31 March 2004. Unless otherwise stated, all non-financial statistics are at 31 March 2004.
Please see cautionary statement regarding forward-looking statements on page 81.
In this annual report, references to ''BT'', ''BT plc'', the ''company'', the ''group'', ''us'' or ''we'' are to
British Telecommunications plc and its subsidiaries, or any of them, as the context may require.

# Business review

Please see cautionary statement regarding forward-looking statements on page 81.

All customer numbers are given as at 31 March 2004, unless stated otherwise.

EBITDA = Earnings before interest, taxation, depreciation and amortisation. The definition, reconciliation and reasons for disclosing EBITDA are discussed in the Financial review.

### Introduction

British Telecommunications plc is a wholly owned subsidiary of BT Group plc and is BT Group plc's principal trading subsidiary.

BT Group plc is the listed holding company for an integrated group of businesses that provide voice and data services in the UK and elsewhere in Europe. British Telecommunications plc holds virtually all businesses and assets of the BT group. Our collective aim is to create shareholder value through service excellence, an effective brand, our large-scale networks and our existing customer base, and also through developing and marketing new, higher-value broadband and internet products and services.

BT consists principally of three lines of business: BT Retail, BT Wholesale and BT Global Services (formerly BT Ignite).

In the year ended 31 March 2004 (the 2004 financial year), 93% of our revenues were derived from operations within the UK, where we are the largest full service telecommunications operator, serving over 20 million customers. BT Retail and BT Wholesale operate almost entirely within the UK, addressing the consumer, major business, business and wholesale markets, and offer a broad spectrum of communications products and services. Our aim is to increase profitable revenues from data and advanced broadband and internet services and to reduce further our dependence on revenues and profit generated by fixed-line voice services.

For a summary of turnover for our lines of business for the years ended 31 March 2003 and 2004, see the table on page 10.

### Group strategy

Our strategy is to build long-term partnerships with our customers. With their support, we aim to maximise the potential of our traditional business – through a combination of enhanced quality of service, creative marketing, innovative pricing and cost efficiency – while pursuing profitable growth by migrating our customers to new wave products and services such as ICT, broadband, mobility and managed services.

Our strategic priorities are to:
- keep a relentless focus on improving customer satisfaction
- put broadband at the heart of BT
- create mobility services and solutions
- transform our network for the twenty-first century

- achieve competitive advantage through cost leadership
- lead the world in network-centric ICT solutions
- reinvent our traditional business
- motivate our people and live the BT values.

### Keep a relentless focus on improving customer satisfaction

Reducing customer dissatisfaction by 25% a year over the three years, on a compound annual basis, to the 2005 financial year is a key target in our drive to deliver the highest levels of customer satisfaction. In the 2004 financial year, we achieved a 22% reduction in customer dissatisfaction, based on qualitative customer research conducted by external agencies. This follows a 37% reduction in the 2003 financial year.

The principal lines of business all reduced customer dissatisfaction levels during the year.

We are working to remove barriers to providing customers with excellent service and to involve all our customer-facing people in improving our service.

For example, our retail customer-facing and support teams participated in the *my customer* programme, designed to improve our customers' experience and to promote teamworking.

Examples of *my customer* successes include the introduction of a new contact centre structure that enables our people to handle more calls at the first point of contact and enabling engineering and contact centre teams directly to update customer records.

### Put broadband at the heart of BT

In the 2004 financial year, we continued our drive to enhance the awareness, availability and attractiveness of broadband. As at 31 March 2004, in the highly competitive retail market, BT's share of the consumer and business broadband connections was 42% in the UK, representing 928,000 lines.

We aim to be a major player in wholesale broadband and data services in the UK. As at 31 March 2004 we had 2.2 million wholesale broadband lines, which represent growth of 17.7% on the previous year.

### Create mobility services and solutions

In the consumer mobility market our strategy is to build a foundation for the delivery of added-value, fixed/mobile convergent solutions.

We are a service provider in the business mobile market and had over 103,000 business connections at 31 March 2004.

BT provides a range of managed mobile services to UK and global customers who either outsource their mobile communications entirely or rely on BT to provide specific managed services, such as supplier management or managed billing for mobility.

For wholesale customers, we will move towards our strategy in the UK wholesale mobile arena to defend our traditional mobility revenues and to grow the new mobility business.

### Transform our network for the twenty-first century
*Our UK network today*
In the UK, we have 873 local and trunk processor units, 121.7 million kilometres of copper wire and 7.3 million kilometres of optical fibre. The network services we provide include Frame Relay, ATM (asynchronous transfer mode) and IPVPN, and we have the most extensive IP backbone network in the UK. We interconnect with over 100 other operators, as well as carrying transit traffic between telecommunications operators.

*Twenty-first century network*
As one of our strategic priorities, we are working to create an intelligent, flexible and customer-focused network for the 21st century (21CN). BT's 21CN is designed to support the next generation of services and revenues for BT and for our wholesale customers, while enhancing the customer experience and reducing costs through greater network intelligence and automation.

21CN aims to support the end-to-end transformation of BT's wholesale business and is designed to deliver tangible benefits to our customers' businesses. The multi-service capabilities of 21CN were refined during a period of consultation with many of the leading communications operators in the industry, as well as technical and equipment vendors from around the world.

The phased introduction of the new platform will support communication in a range of formats and across multiple devices. 21CN will also introduce new levels of network simplicity, intelligence and flexibility and will aim to support the delivery of new revenue-generating services faster than is currently possible.

During the 2004 financial year, we undertook a detailed technical and economic analysis of the options for 21CN deployment. The 2005 financial year will see the initial stages of implementation and live technical trials will begin, prior to investment and deployment decisions being taken.

Capital expenditure is expected to rise, but remain within the group's £3 billion annual target, in the 2005 financial year as the group invests in its 21CN programme.

### Achieve competitive advantage through cost leadership
Our focus on continued operational efficiencies helped reduce overall group operating costs before goodwill amortisation and exceptional items by £348 million in the 2004 financial year. Some of the savings in traditional activities have been re-invested in growing new wave activities.
Looking forward, we have identified additional efficiency savings of over £1 billion which we aim to achieve over the next three years by focusing on reducing the costs of complexity and duplication and by working smarter. For

example, we will continue to use new technology to develop more cost-effective relationships with our customers.

### Lead the world in network-centric ICT solutions
Our strategy in the ICT market is to establish BT as a global ICT player capable of competing with the world's best in selected growth markets – outsourcing; IP infrastructure; broadband; mobility; managed desktop solutions and CRM. These are the markets in which communication and networking skills are significant, migration is from our traditional markets, our brand has value and in which partnerships profitably supplement our capability.

### Reinvent our traditional business
We face continued challenges in our traditional markets as a result of regulatory intervention, competition and a shift in our customers' buying patterns, as we provide them with higher-specification, high-value, new wave products.

Private circuit volumes fell, due to the switch into lower-priced partial private circuits (as a result of regulatory intervention).

Total fixed-to-fixed voice call minutes in the UK market declined by an estimated 2 percentage points in the 2004 financial year. This was driven by customers making use of alternatives such as mobile calls, email, instant messaging, corporate IPVPNs and VOIP.

However, call minutes are less important to BT as customer take-up of pricing packages continues and we actively migrate customers to new wave services such as broadband.

### Motivate our people and live the BT values
As at 31 March 2004, we had a diverse workforce of 99,900 people, 91,600 of whom were employed in the UK. To support our international operations, we employ 8,300 people in 37 countries outside the UK.

*Workforce flexibility*
The changing nature of the markets in which we operate, our focus on cost leadership and our investment in new services have impacted the shape of our permanent workforce. During the 2004 financial year, 2,287 people joined BT, natural attrition was running at 2.5% and, in the UK, 4,514 people left BT under our voluntary paid leaver package.

The composition of our workforce is regularly reviewed and, at the end of the 2004 financial year, managers and professionals represented 31% of our workforce.

We supplemented our long-term customer contact centre workforce in the UK with an additional workforce of 4.6% outside the UK. This workforce is under our direction and control.

**Regulation, competition and prices**
*Regulation in the UK*
It is our policy to be fully compliant with the regulatory framework in which we operate. During the 2004 financial year, we reviewed our compliance activities because we want to ensure that we continue to meet the obligations imposed by the UK's Communications Act (previously the Telecommunications Act) and Competition Act while competing fairly and vigorously within the rules. We have published an annual compliance report which can be found in our social and environment report at www.bt.com/betterworld.

*Ofcom*
The UK regulatory environment changed materially in 2003. On 25 July 2003, the Communications Act 2003 (''the Communications Act'') came into force, bringing in a new regulator, the Office of Communications (Ofcom), and a new regulatory framework for electronic communications networks and services. Ofcom did not, however, assume its regulatory functions until 29 December 2003 and, in the transitional period, the existing regulators continued to carry out Ofcom's functions relating to networks and services, and spectrum.

Ofcom was set up, as a result of the increasing convergence between telecommunications, broadcasting and radio, to provide a single, seamless approach to regulation across the whole converging marketplace. It amalgamates the roles of five former regulatory agencies: the Director General of Telecommunications (Oftel), the Independent Television Commission, the Broadcasting Standards Commission, the Radio Authority and the Radiocommunications Agency.

Ofcom is headed by a board consisting of a chairman and executive and non-executive members. Currently, the chairman is Lord Currie and the chief executive is Stephen Carter.

The main regulatory changes for providers of electronic communications networks and services are:
■ the regulator's ability to impose conditions without agreement
■ the possibility of fines being imposed for breach of regulatory obligations
■ the availability of appeals against regulatory decisions, based on their merits
■ the creation of a new regulatory regime which, among other things, implements the requirements of the new EU Directives for general authorisations, instead of individual licences, and bases economic regulation on dominance, or ''significant market power'' (SMP).

*Ofcom's duties and powers*
Ofcom has a wide range of general and specific duties laid down in the Communications Act. Below is a summary of those duties and functions of particular relevance to BT's activities:

■ the principal duty to further the interests of citizens in relation to communications matters and, secondly, to further the interests of consumers, where appropriate, by promoting competition. In doing so, Ofcom must secure, among other things, the availability in the UK of a wide range of electronic communications services.
■ the duty to have regard to the principles under which its regulatory activities should be transparent, accountable, proportionate, consistent and appropriately targeted.
■ the duty to review regulatory burdens on a regular basis and ensure that they do not involve the imposition or maintenance of unnecessary burdens.
■ the functions of setting conditions of entitlement, and enforcing those conditions. Ofcom's decisions are subject to appeal on the merits.

In carrying out its duties, Ofcom must consider promoting competition and the use of effective self-regulation; encouraging investment and innovation; and encouraging the availability and use of high speed data services (including broadband).

*Competition*
*The competitive environment*
The UK telecommunications market is fully open and highly competitive.

Although it is some years since the Telecommunications Act abolished the monopoly of the former statutory corporation, British Telecommunications, obligations placed on BT, including pricing regulation, network access, non-discrimination obligations and the requirement to provide universal service, are generally more onerous than for other providers of electronic communications networks and services.

*Non-UK regulation*
BT must comply with the regulatory regimes in the countries in which we operate or wish to operate. The obligations placed on BT and our suppliers continue to be relevant to our business models and have cost implications for our end-user services. These rules are generally applied by national regulatory authorities operating under a government mandate. The impact of the decisions of these bodies can have a material impact on our business models from time to time.

*European Union*
The degree to which the European directives have been implemented varies by country. While 2004 should see a general move towards the new regime, in some countries the directives may not be fully implemented until 2005. In most, but not all, member states the primary legislation that will enable the introduction of the new regulatory regime is going through, or has been through, the legislative process. The processes of identification of operators with SMP and the subsequent setting of regulatory obligations on those operators are mostly in

progress. The implementation process in Germany is notably behind that in other major member states.

BT will not have universal service obligations outside the UK, although in certain member states we may be required to contribute towards an industry fund to pay for the cost of meeting universal service obligations in those countries. Any findings that BT has SMP in any non-UK market are not expected to have a material impact. We are lobbying the EU Commission and other EU bodies with responsibility for electronic communications for consistent and timely implementation of the new directives and associated regulation.

The availability of cost-oriented access products from regulated incumbents remains an important element of our strategy around the world and we continue to press these incumbents, their national regulatory authorities and at EU level for such access. Their availability varies by country.

*Rest of the world*
The vast majority of the markets in which we operate around the world are regulated, and in the majority of these we have to obtain licences or other authorisations and to comply with the conditions of these. The degree to which these markets are liberalised varies widely: while many are fully open to competition, others place restrictions on market entrants, such as the extent to which foreign ownership is permitted, or restrictions on the services which may be provided. The extent to which the national incumbent operator is effectively regulated also varies considerably. BT's ability to compete fully in some countries is therefore constrained.

**Legal Proceedings**
The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or operations of the group.

# Financial review

Please see cautionary statement regarding forward-looking statements on page 81.

**Introduction**

The 2004 financial year was marked by the continuing transformation of our business operations and markets, where the pace of change is accelerating. We are driving the change by providing our customers with new technology and services with greater capabilities and lower cost. The focus on delivering the strategy continued and the group's performance benefited from the growth in new wave activities such as Information and Communications Technology (ICT) solutions, broadband, mobility and managed services and continued cost efficiency programmes.

The 2003 financial year was characterised by a focus on implementing and delivering the strategy announced in April 2002 and further corporate transactions in the continued restructuring of the group and reduction of net debt. The corporate transactions included the unwind of the Concert joint venture on 1 April 2002 and the disposal of our interest in Cegetel for £2.6 billion.

As a result of the restructuring of the group and the level of corporate transactions completed during the period under review, we believe it is difficult for investors to meaningfully compare the financial performance of the group between the financial years under review. In this Financial review the commentary is therefore focused principally on the trading results of the continuing activities of BT Group before goodwill amortisation and exceptional items. Goodwill amortisation is excluded because the annual charge has varied significantly during the period under review as a result of the corporate transactions noted above and the exceptional charges. The exceptional items are, by virtue of their size or nature, excluded because they predominantly relate to corporate transactions rather than the trading activities of the group. This is also consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of the trading results of the group during the period under review.

The goodwill amortisation and exceptional items are therefore analysed and discussed separately from the line of business results in this Financial review because they are considered to be a reflection of the corporate activity rather than the trading activity of the lines of business.

The following table shows the summarised profit and loss account which includes a reconciliation of the key performance measures before and after goodwill amortisation and exceptional items and is discussed further in this Financial review. The operating results by line of business are discussed in addition to the overall group results as we believe the activities and markets they serve are distinct and this analysis provides a greater degree of insight to investors.

| Summarised profit and loss account | 2004 | 2003 |
|---|---|---|
| | **Continuing activities and total £m** | Continuing activities and total £m |
| **Total turnover** | **18,914** | 20,182 |
| Group's share of associates' and joint ventures' turnover | **(395)** | (1,455) |
| **Group turnover** | **18,519** | 18,727 |
| Other operating income | **177** | 215 |
| Operating costs | **(15,814)** | (16,370) |
| Group operating profit (loss): | | |
| Before goodwill amortisation and exceptional items | **2,901** | 2,790 |
| Goodwill amortisation | **(12)** | (20) |
| Exceptional items | **(7)** | (198) |
| | **2,882** | 2,572 |
| Group's share of operating profit (loss) of associates and joint ventures | **(34)** | 329 |
| Total operating profit (loss): | | |
| Before goodwill amortisation and exceptional items | **2,893** | 2,971 |
| Goodwill amortisation | **(12)** | (22) |
| Exceptional items | **(33)** | (48) |
| | **2,848** | 2,901 |
| Profit on sale of group undertakings and fixed asset investments | **36** | 1,691 |
| Profit on sale of property fixed assets | **14** | 11 |
| Amounts written off investments | **–** | (7) |
| Net interest payable | **(941)** | (1,439) |
| Profit (loss) on ordinary activities before taxation: | | |
| Before goodwill amortisation and exceptional items | **2,025** | 1,829 |
| Goodwill amortisation | **(12)** | (22) |
| Exceptional items | **(56)** | 1,350 |
| | **1,957** | 3,157 |
| Tax | **(539)** | (459) |
| **Profit after taxation** | **1,418** | 2,698 |
| Minority interests | **8** | (12) |
| **Profit for the financial year** | **1,426** | 2,686 |

## Group results

The acceleration of our transformation is demonstrated by the 30% growth of new wave turnover to £3,387 million compared to an increase of 20% in the 2003 financial year. New wave turnover represented 18% of group turnover in the 2004 financial year compared to 14% in the 2003 financial year. New wave turnover is mainly generated from ICT solutions, broadband, mobility and managed services.

In the 2004 financial year, performance was driven particularly by strong growth in the ICT solutions business and broadband. However, this growth was more than offset by a 6% decline in turnover from the group's traditional businesses. The decline reflects regulatory intervention, price reductions and competitive and technological changes that are being used to drive customers from traditional services to better value and more flexible new wave services, such as broadband and IPVPN's. Mobile operators were required to reduce their fees for terminating calls and these regulatory reductions were passed on to BT customers resulting in lower revenues but are profit neutral as payments to mobile operators were reduced by the same amount. Group turnover was maintained after excluding the £219 million impact of these regulatory reductions to mobile termination rates.

In the 2003 financial year performance in new wave services was also driven by strong growth in ICT solutions and broadband. This growth was partly offset by the 1% decline in traditional revenues.

The table below analyses the group turnover by customer segment. Consumer includes the external turnover of BT Retail from consumer customers. Business includes the external turnover of BT Retail from smaller and medium sized enterprises (SME) customers. Major Corporate includes the external turnover of BT Retail major corporate customers, and the external turnover of BT Global Services, excluding global carrier. Wholesale includes the external turnover of BT Wholesale and BT Global Services' global carrier business.

### Group turnover by customer segment

|  | 2004 £m | 2003 £m |
|---|---|---|
| Consumer | 5,974 | 6,067 |
| Business | 2,600 | 2,716 |
| Major Corporate | 5,909 | 5,794 |
| Wholesale | 4,002 | 4,110 |
| Other | 34 | 40 |
|  | 18,519 | 18,727 |

Consumer turnover in 2004 was 2% lower (1% excluding the impact of regulatory reductions in mobile termination rates) at £5,974 million when compared to the 2003 financial year. In the consumer fixed voice market, Carrier Pre Selection (CPS) had some impact with BT's estimated residential market share, as measured by the volume of fixed to fixed voice minutes, declining by 3 percentage points to 70% compared to the 2003 financial year. The estimated market share, as measured by the volume of fixed voice minutes, is based on our actual minutes, market data provided by Ofcom and an extrapolation of the historical market trends.

The aggregate Business and Major Corporate turnover in the 2004 financial year was maintained when compared to the 2003 financial year. BT's estimated business market share of fixed to fixed voice minutes declined to an estimated 42% in the 2004 financial year compared to an estimated 45% in the 2003 financial year.

Turnover from smaller and medium sized business customers in the 2004 financial year reduced by 4% to £2,600 million compared to the 2003 financial year, reflecting the continued penetration of CPS and the impact of customers switching from traditional telephony services to new wave services such as broadband. However, BT Business Plan, launched in January 2003, had successfully attracted more than 267,000 business locations (175,000 customers) by 31 March 2004, helping to mitigate the rate of market share decline.

Major Corporate turnover increased by 2% to £5,909 million in the 2004 financial year with the growing new wave turnover offsetting the decline in traditional UK services. This reflects the continued migration of traditional voice only services to managed ICT contracts from which turnover grew by 19% to £2,564 million in the 2004 financial year confirming BT's status as a major ICT provider in this market. Contract wins from ICT solutions amounted to more than £7 billion in the 2004 financial year. The highest profile of these were three NHS contracts expected to be worth more than £2.1 billion and forming an integral part of the National Programme for Information Technology in the NHS.

Wholesale (UK and Global Carrier) turnover in the 2004 financial year fell by 3% (maintained excluding the impact of regulatory reductions to mobile termination rates) to £4,002 million when compared to the 2003 financial year. New wave turnover in the UK Wholesale business increased by 54% driven by broadband and managed services after growing by 110% in the 2003 financial year. The Global Carrier business turnover declined by 5% in the 2004 financial year.

Group operating costs before goodwill amortisation and exceptional items reduced by 2% to £15,795 million in the 2004 financial year when compared to the prior year. The group continued to focus on operational efficiency and effectiveness initiatives which were offset by investment in new wave activities and the adverse impact of currency movements of £80 million. Net staff costs, excluding leaver costs of £202 million, increased by £138 million to £3,527 million due to the impact of increased pay and national insurance rates and the higher SSAP 24 pension charge, offset by improved efficiency. Payments to other telecommunications operators were £3,963 million reflecting an increase of 1% on the 2003 financial year as both UK and overseas payments increased. Other operating costs before goodwill amortisation and exceptional items were reduced by 6% in the 2004 financial year largely due to efficiency cost savings offset by the adverse impact of currency movements. Operating costs in the 2003 financial year include the costs associated with the re-integrated activities of the former Concert global venture.

Group operating profit before goodwill amortisation and exceptional items at £2,901 million for the 2004 financial year was 4% higher than the prior year. This reflects cost efficiencies achieved during the year, the improved performance of BT Global Services and a £74 million decrease in leaver costs offset by the decline in turnover. The cost efficiencies achieved during the year were offset by a £90 million increase in leaver costs, the negative group operating profit effects of unwinding the Concert global venture and the Telereal property sale and leaseback transaction. In total, these effects reduced group operating profits by over £400 million, although this was compensated for at the profit before tax level by a corresponding improvement in our share of the operating profits of associates and joint ventures and net interest payable.

BT's share of associates' and joint ventures' operating losses before goodwill amortisation and exceptional items was £8 million in the 2004 financial year, compared to a £181 million profit in the 2003 financial year. The 2003 financial year includes the results of our interest in Cegetel which was sold in January 2003.

Net interest payable before exceptional items was £886 million for the 2004 financial year, an improvement of £260 million against the 2003 financial year as a result of the reduction in the level of net debt.

The above factors resulted in the group achieving a profit before taxation, goodwill amortisation and exceptional items of £2,025 million in the 2004 financial year, an increase of 11% compared to the 2003 financial year, reflecting the underlying operating performance of the group and lower net interest costs.

The taxation charge for the 2004 financial year was £568 million on the profit before goodwill amortisation and exceptional items, an effective rate of 28.0% compared to 32.7% in the 2003 financial year, respectively.

**Line of business results**
In the following commentary, we discuss the operating results of the group for the 2004 and 2003 financial years in terms of the lines of business.

There is extensive trading between the lines of business and their profitability is dependent on the transfer price levels. The intra-group trading arrangements and operating assets are subject to review and have changed in certain circumstances. Where that is the case the comparative figures have been restated to reflect those changes.

Line of business summary

| | Group turnover | | Group operating profit (loss) | | Goodwill amortisation | | Exceptional charges (credits) | |
|---|---|---|---|---|---|---|---|---|
| | **2004** **£m** | 2003 £m | **2004** **£m** | 2003 £m | **2004** **£m** | 2003 £m | **2004** **£m** | 2003 £m |
| BT Retail | **13,534** | 13,882 | **1,433** | 1,527 | **1** | 1 | **–** | – |
| BT Wholesale | **10,859** | 11,247 | **1,682** | 1,758 | **–** | – | **(1)** | – |
| BT Global Services | **5,782** | 5,417 | **(116)** | (394) | **11** | 19 | **–** | – |
| Other | **35** | 41 | **(117)** | (319) | **–** | – | **8** | 198 |
| Intra-group | **(11,691)** | (11,860) | **–** | – | **–** | – | **–** | – |
| Group totals | **18,519** | 18,727 | **2,882** | 2,572 | **12** | 20 | **7** | 198 |

The table below analyses the trading relationships between each of the lines of business for the 2004 financial year. The majority of the internal trading is performed by BT Wholesale with BT Retail, reflecting sales of calls and access lines and network charges for other products. This trading relationship also reflects the pass through of termination charges on other telecom operator networks and the sale of wholesale broadband ISP products. BT Retail also trades with BT Wholesale, selling calls and lines products, private circuits, apparatus and conferencing for onward sale to other telecom operators. BT Global Services turnover with BT Retail mainly reflects the sales of Global Services products in the UK. BT Global Services trades with BT Wholesale mainly for use of the IP/ATM network, International Direct Dial traffic settlements and certain dial IP revenue share arrangements. BT Wholesale's turnover with BT Global Services reflects the use of the network infrastructure for BT Global Services' products.

| Internal turnover recorded by: | Internal cost recorded by: | | | | |
|---|---|---|---|---|---|
| | BT Retail £m | BT Wholesale £m | BT Global Services £m | Other £m | Total £m |
| BT Retail | – | 769 | 130 | 5 | 904 |
| BT Wholesale | 6,902 | – | 510 | 2 | 7,414 |
| BT Global Services | 2,702 | 646 | – | 24 | 3,372 |
| Other | – | – | 1 | – | 1 |
| Total | 9,604 | 1,415 | 641 | 31 | 11,691 |

The line of business results are presented and discussed before goodwill amortisation and exceptional items, for the reasons set out above, to provide a meaningful comparison of the trading results between the financial years under review. Goodwill amortisation and exceptional items are discussed separately in a group context in this Financial review.

In addition to measuring financial performance of the lines of business based on the operating profit before goodwill amortisation and exceptional items, management also measure the operating financial performance of the lines of business based upon the EBITDA before exceptional items. EBITDA is defined as the group operating profit (loss) before depreciation and amortisation. This may not be directly comparable to the

EBITDA of other companies as they may define it differently. EBITDA excludes depreciation and amortisation, both being non cash items, from group operating profit and is a common measure, particularly in the telecommunications sector, used by investors and analysts in evaluating the operating financial performance of companies.

EBITDA before exceptional items is considered to be a good measure of the operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortisation, and excludes non-recurring exceptional items that are predominantly related to corporate transactions. EBITDA is not a direct measure of the group's liquidity, which is shown by the group's cash flow statement and needs to be considered in the context of the group's financial commitments. A reconciliation of EBITDA before exceptional items to group operating profit (losses) by line of business and for the group is provided in the table across the page above. Trends in EBITDA before exceptional items are discussed for each line of business in the following commentary.

The table across the page above shows the reconciliation of the group operating profits to EBITDA before exceptional items.

| **BT Retail** | **2004** **£m** | 2003 £m |
|---|---|---|
| Group turnover | **13,534** | 13,882 |
| Gross margin | **3,722** | 3,936 |
| Sales, general and administration costs* | **2,126** | 2,207 |
| Group operating profit* | **1,434** | 1,528 |
| EBITDA* | **1,596** | 1,729 |
| Capital expenditure | **118** | 109 |

* Before goodwill amortisation and exceptional items

BT Retail's results have demonstrated the strategic focus of defending traditional turnover and gross margins, cost reductions through a series of cost transformation programmes and focusing on turnover growth through new wave initiatives in the ICT, broadband and mobility markets.

BT Retail's turnover decreased by 3% in the 2004 financial year to £13,534 million. The growth in new wave turnover of 29% in the 2004 financial year was more than offset by the decline in traditional turnover driven by the

| Group operating profit (loss) before goodwill amortisation and exceptional items | | Depreciation | | Amortisation of intangible assets | | EBITDA before exceptional items | | |
|---|---|---|---|---|---|---|---|---|
| 2004 £m | 2003 £m | 2004 £m | 2003 £m | 2004 £m | 2003 £m | 2004 £m | 2003 £m | |
| **1,434** | 1,528 | **162** | 201 | **–** | – | **1,596** | 1,729 | BT Retail |
| **1,681** | 1,758 | **1,919** | 1,923 | **–** | – | **3,600** | 3,681 | BT Wholesale |
| **(105)** | (375) | **610** | 609 | **3** | 4 | **508** | 238 | BT Global Services |
| **(109)** | (121) | **230** | 278 | **–** | – | **121** | 157 | Other |
| **–** | – | **–** | – | **–** | – | **–** | – | Intra-group |
| **2,901** | 2,790 | **2,921** | 3,011 | **3** | 4 | **5,825** | 5,805 | Group totals |

increased impact of regulation and competition. After adjusting for the regulatory impact of the reduction in mobile termination rates, turnover declined by 2% compared to the 2003 financial year. Turnover is summarised as follows:

| BT Retail turnover | 2004 £m | 2003 £m |
|---|---|---|
| Voice services | **9,012** | 9,665 |
| Intermediate products | **2,356** | 2,534 |
| **Traditional** | **11,368** | 12,199 |
| ICT | **1,734** | 1,502 |
| Broadband | **307** | 131 |
| Mobility | **84** | 42 |
| Other | **41** | 8 |
| **New wave** | **2,166** | 1,683 |
| **Total** | **13,534** | 13,882 |

Voice services comprise calls made by customers on the BT fixed line network in the UK, analogue lines, equipment sales and rentals and other business voice products. Overall turnover from voice services was 7% lower in the 2004 financial year.

The overall market for fixed to fixed voice call minutes in the 2004 financial year was estimated to have declined by 2%, partly reflecting the migration to new wave products and services such as IPVPN's and substitution by e-mail, instant messaging and mobile services.

BT Retail's total originating measured call volumes declined by 10% in the 2004 financial year with geographic (local, national and international) calls declining by 8%, reflecting the decline in the market and some loss of market share due to CPS. Fixed to mobile call volumes were flat in 2004 after a 6% increase in the 2003 financial year.

BT Retail's internet and data related call volumes declined by 16% reflecting the move to wholesale flat rate internet access products. Total BT internet and data related call volumes increased by 1%, with the decline in the year on year growth being driven by the migration to broadband which is not measured in minutes and a slow down in the growth of flat rate internet access minutes. As a result, BT's total originating measured call volumes declined by 2% in the 2004 financial year.

Turnover from intermediate products in the 2004 financial year of £2,356 million decreased by 7%. The change was mainly driven by a decline in retail private circuits and ISDN as customers migrate to cheaper partial private circuits and new wave products such as broadband and IPVPN. As a result of changes required by Ofcom, partial private circuits used by UK fixed network operators were no longer provided by BT Retail, but are provided as a BT Wholesale product. Private circuit revenues declined by £228 million in the 2004 financial year.

The total number of BT Retail lines, which includes voice, digital and broadband, were flat at 29.6 million at 31 March 2004, reflecting the continued growth in broadband offset by the declining PSTN lines.

New wave turnover grew by 29% to £2,166 million in the 2004 financial year. ICT turnover increased by 15% in the 2004 financial year to £1,734 million reflecting the growth in new IP based services and solutions contracts, offset by the decline in business telephony equipment. Broadband turnover grew by 134% to £307 million in the 2004 financial year. This reflects the increased take up of broadband, with 928,000 BT Retail customers at 31 March 2004 and 429,000 customers at 31 March 2003, reflecting an increase of 116%. In November 2003, BT entered the consumer mobile market with the launch of BT Mobile Home Plan through on-line, voice and retail stores. BT now has a consumer and corporate mobile customer base of 148,000. Total turnover from mobile services increased by 100% in the 2004 financial year to £84 million.

The gross margin percentage decreased by 1 percentage point in the 2004 financial year. The decline reflects lower prices and changes in the revenue mix, partly offset by lower charges from BT Wholesale, in line with market and regulatory prices.

Gross margin is turnover less costs directly attributable to the provision of the products and services reflected in turnover in the period. Selling, general and administration costs are those costs that are ancillary to the business processes of providing products and services and are the general business operating costs. BT Retail analyses its costs in this manner for management purposes in common with other retail organisations and it has set target savings for selling, general and administration costs.

Cost transformation programmes in the 2004 financial year generated selling, general and administrative cost savings of £228 million before leaver costs in the traditional business compared to the 2003 financial year (£154 million net of new wave investment). The savings in the year were driven by a reduction in people related expenses such as travel, accommodation and communications, lower service costs resulting from improvements in service quality, billing initiatives and cost reduction programmes focusing on customer contact centres, improving the billing platform, and optimising processes across BT Retail.

Excluding leaver costs and investment in new wave activities, BT Retail has achieved its target of £800 million savings almost a year early in the traditional business, achieving savings of £228 million, £275 million and £290 million in the 2004, 2003 and 2002 financial years, respectively.

The number of employees in BT Retail at 31 March 2004 and 31 March 2003 was 41,500 and 50,400, respectively.

BT Retail's EBITDA before exceptional items and goodwill declined by 8% to £1,596 million in the 2004 financial year. Cost savings were more than offset by the decline in turnover and the impact on margins of the product mix. Capital expenditure during the 2004 and 2003 years was £118 million and £109 million respectively.

| BT Wholesale | 2004 £m | 2003 £m |
|---|---|---|
| Group turnover | 10,859 | 11,247 |
| Group operating profit* | 1,681 | 1,758 |
| EBITDA* | 3,600 | 3,681 |
| Capital expenditure | 1,809 | 1,652 |

* Before goodwill amortisation and exceptional items

BT Wholesale is the line of business within BT that provides network services and solutions within the UK. Its customers include communications companies, fixed and mobile network operators and service providers. The customer base includes BT's lines of business, BT Retail and BT Global Services. The majority of BT Wholesale's turnover is internal (2004 – 68%, 2003 – 69%) and mainly represents trading with BT Retail. External turnover is derived from providing wholesale products and solutions to other operators interconnecting with BT's UK fixed network.

In the 2004 financial year, turnover totalled £10,859 million, a decline of 3%. The reduction is primarily due to lower sales volumes and prices to BT Retail.

External turnover declined by 2% in the 2004 financial year to £3,445 million which is fully accounted for by regulatory price reductions on mobile termination rates which have reduced external turnover by £126 million, although this has no impact on profitability.

The decline in external turnover from traditional products is due to the mobile termination rate impact and

price reductions, Network Charge Control (NCC) and other Oftel price determinations, coupled with unfavourable market conditions. Turnover from retail private circuits at £207million reduced by 36% in the 2004 financial year. The decline is due to the migration of customers from retail private circuits to lower priced partial private circuits. Turnover from partial private circuits showed an increase of 43% to £152 million in the 2004 financial year. FRIACO generated turnover of £78 million in the 2004 financial year (2003 – £84 million) and the trend follows the move to flat rate packages by internet service providers in 2003 and their subsequent substitution by broadband in 2004. Conveyance and low margin transit revenues of £2,054 million decreased compared to the 2003 financial year.

New wave turnover, including broadband and managed services, at £361 million, showed strong growth of 54%. This growth completely offsets the reduction in external traditional turnover after excluding the impact of mobile termination rate cuts. Wholesale broadband lines had an installed base of 2.2 million at 31 March 2004 representing growth of 177% on the number of lines as at 31 March 2003. At 14 May 2004 the installed base was 2.45 million, with net additions growing at more than 35,000 connections per week since January 2004.

In the 2004 financial year, internal turnover decreased by 4% to £7,414 million. Lower call and retail private circuit volumes, reductions on mobile termination rates and price reductions reflected most of the decline in the 2004 financial year.

Despite network volume increases in the 2004 financial year, operating costs, excluding depreciation and exceptional items, decreased by 4% to £7,351 million.

Interconnect payments to other network operators remained broadly flat in the 2004 financial year at £3,165 million.

Net staff costs in the 2004 financial year, at £805 million, decreased by 1%.

Payments to other BT lines of business declined by 8% in the 2004 financial year to £2,933 million reflecting the decline in private circuits purchased from BT Retail.

EBITDA before exceptional items at £3,600 million was 2% lower than in the 2003 financial year. EBITDA margins before exceptional items were maintained at 33%.

Depreciation costs were broadly flat at £1,919 million in the 2004 financial year and £1,923 million in the 2003 financial year.

Operating profit before goodwill amortisation and exceptional charges at £1,681 million decreased by 4% in the 2004 financial year. The operating profit margins, before exceptional items, remained broadly flat in the 2004 and 2003 financial years.

Capital expenditure on plant and equipment at £1,809 million in the 2004 financial year was 10% higher than the 2003 financial year reflecting the focused expenditure on transformational projects.

| BT Global Services | 2004 £m | 2003 £m |
|---|---|---|
| Group turnover | **5,782** | 5,417 |
| Group operating loss* | **(105)** | (375) |
| EBITDA* | **508** | 238 |
| Capital expenditure | **479** | 445 |

* Before goodwill amortisation and exceptional items

BT Global Services is at the forefront of two areas of the group's growth being ICT solutions and servicing the needs of global multi-site corporations and European multi-site organisations. The product portfolio covers a number of key ICT related areas including IP infrastructure, Customer Relationship Management (CRM) outsourcing and system integration. These are provided to customers through BT Syntegra and BT Global Solutions. The 2004 financial year results demonstrate the success of the re-integration of Concert and delivery of customer orientated ICT based services and solutions.

In the 2004 financial year BT Global Services' turnover was £5,782 million, representing an increase of 7% compared to the prior year. BT Global Solutions' turnover grew by 16% in the 2004 financial year to £2,842 million. BT Syntegra performed strongly with turnover of £721 million in the 2004 financial year, an increase of 16%. In the 2004 financial year, contract wins from ICT solutions amounted to more than £7 billion. The highest profile of these were three NHS contracts expected to be worth over £2.1 billion and forming an integral part of the National Programme for Information Technology in the NHS. BT Global Products' turnover grew by 9% in the 2004 financial year to £1,831 million reflecting the growth of Multi Protocol Label Switching. The Global Carrier division turnover decreased by 1% in the 2004 financial year to £962 million (2003 – £974 million).

Continued cost reductions, in network costs as well as selling, general and administration costs, helped generate improvements in EBITDA before exceptional items in the 2004 financial year of 113% to £508 million. The re-integration of the former Concert business had an adverse impact on the growth in EBITDA before exceptional items in the 2003 financial year. The 2004 and 2003 financial years include leaver costs of £33 million and £65 million, respectively. Headcount increased by 23% to 21,200 in the 2004 financial year which includes transfers of operations from other lines of business and an increase in BT Global Solutions' headcount due to increased outsourcing contracts.

The group operating loss before goodwill amortisation and exceptional items decreased by £270 million in the 2004 financial year to a loss of £105 million.

Capital expenditure for the 2004 financial year was £479 million, an increase of 8%.

## Operating costs

Total operating costs were reduced by 3% in the 2004 financial year to £15,814 million. As a percentage of group turnover, operating costs, excluding goodwill amortisation and exceptional items reduced from 86% in the 2003 financial year to 85% in the 2004 financial year. Operating costs in the 2003 financial year include the costs associated with the re-integrated activities of the former Concert global venture. In both financial years, net exceptional costs were incurred amounting to £7 million and £198 million in the 2004 and 2003 financial years, respectively. These exceptional costs are considered separately in the discussion which follows.

| Operating costs | 2004 £m | 2003 £m |
|---|---|---|
| Continuing activities: | | |
| Staff costs | **4,406** | 4,248 |
| Own work capitalised | **(677)** | (583) |
| Depreciation | **2,921** | 3,011 |
| Goodwill and other intangibles amortisation | **15** | 24 |
| Payments to telecommunications operators | **3,963** | 3,940 |
| Other operating costs | **5,179** | 5,532 |
| Total operating costs before exceptional costs | **15,807** | 16,172 |
| Exceptional costs | **7** | 198 |
| Total operating costs | **15,814** | 16,370 |

Staff costs increased by 4% to £4,406 million in the 2004 financial year. In the 2004 financial year, the number of staff employed decreased by 4,800 to 99,900 at 31 March 2004. Increased pay rates and national insurance and a £141 million increase in the pension charge offset the impact of the lower headcount and leaver costs in the 2004 financial year.

The allocation for the employee profit share scheme, included within staff costs, was £20 million in the 2004 financial year. The allocation for the 2003 financial year was £36 million.

Early leaver costs of £202 million were incurred in the 2004 financial year, compared with £276 million in the 2003 financial year. This reflects BT's continued focus on reducing headcount and improving operational efficiencies. Leaver costs include the cost of enhanced pension benefits provided to leavers which amounted to £1 million and £60 million in the 2004 and 2003 financial years, respectively.

The depreciation charge decreased by 3% in the 2004 financial year to £2,921 million. The decrease reflects more efficient capital expenditure over recent years.

Goodwill amortisation in respect of subsidiaries and businesses acquired since 1 April 1998, when BT adopted Financial Reporting Standard No. 10, and amortisation of other intangibles totalled £15 million in the 2004 financial year compared with £24 million in the 2003 financial year. Goodwill on acquisitions before 1 April 1998 was written off directly to reserves.

Payments to other telecommunications operators increased by 1% in the 2004 financial year to £3,963 million. The increase in the payments for the 2004 financial year reflects the increase in both UK and overseas payments.

Other operating costs before goodwill amortisation and exceptional items, which reduced by 6% in the 2004 financial year to £5,179 million, include the maintenance and support of the networks, accommodation and marketing costs, the cost of sales of customer premises equipment and non pay related leaver costs. The decrease in the 2004 financial year was largely due to efficiency cost savings offset by the adverse impact of currency movements.

The exceptional items within operating costs for the 2004 and 2003 financial years are shown in the table below.

| Exceptional operating costs | 2004 £m | 2003 £m |
|---|---|---|
| Rectification costs | 30 | – |
| Property rationalisation costs | – | 198 |
| BT Wholesale bad debt release | (23) | – |
| Total exceptional operating costs | 7 | 198 |

In the 2004 financial year, net exceptional operating costs are the estimated rectification costs relating to a major incident offset by the £23 million release of the surplus exceptional bad debt provisions made in the 2002 financial year.

In the 2003 financial year a property rationalisation charge of £198 million was recognised in relation to the rationalisation of the group's London office portfolio. The rationalisation involves the exit from a number of office properties.

### Group operating profit (loss)
In the 2004 financial year, group operating profit before goodwill amortisation and the exceptional items described above, of £2,901 million was 4% higher than in the 2003 financial year.

Total group operating profit for the 2004 financial year was £2,882 million compared to a profit of £2,572 million in the 2003 financial year.

### Associates and joint ventures
The results of associates and joint ventures, arising wholly from continuing activities, are shown below:

| | 2004 £m | 2003 £m |
|---|---|---|
| Share of turnover | 395 | 1,455 |
| Share of operating (loss) profit before goodwill amortisation and exceptional items | (8) | 181 |

The group's share of associates' and joint ventures' turnover reduced by £1,060 million during the 2004 financial year mainly reflecting the disposal of the group's interest in Cegetel in the 2003 financial year.

During the 2003 financial year there was a significant rationalisation of the group's investments in associates and joint ventures. On 22 January 2003 the sale of the group's stake in Cegetel was completed. In the 2004 financial year, £386 million of the total arose from ventures located outside the UK, compared with £1,447 million in the 2003 financial year.

The principal contributors to turnover in the 2004 financial year were LG Telecom in Korea (£196 million) and Albacom in Italy (£147 million). The principal contributors to turnover in the 2003 financial year were Cegetel in France (£956 million) up to the date of disposal and LG Telecom (£198 million).

The principal contributor to the group's share of operating profits from continuing activities before goodwill amortisation and exceptional items in the 2003 financial year was Cegetel (£198 million).

Exceptional items within the operating profits (losses) from joint ventures and associates are as follows:

| | 2004 £m | 2003 £m |
|---|---|---|
| Goodwill impairment | 26 | – |
| Release of exit costs | – | (150) |
| Total exceptional operating costs (credits) | 26 | (150) |

In the 2004 financial year, BT charged its share of an exceptional goodwill impairment made by Albacom amounting to £26 million.
In the 2003 financial year BT completed the exit from its investment in Blu on more favourable terms than anticipated and accordingly surplus exit cost provisions of £150 million were released.

### Total operating profit (loss)
Total operating profit before goodwill amortisation and exceptional items for the 2004 financial year of £2,893 million was 3% lower than in the 2003 financial year. The movement in the underlying total operating profit was due to the factors explained above.

Total operating profit for the 2004 financial year was £2,848 million, including BT's share of the operating results of its associates and joint ventures. This compared to £2,901 million for the 2003 financial year. The reduction in total operating profit in the 2004 financial year reflects the reduction in group turnover and associates' and joint ventures' profits offset by cost efficiency savings, the strong performance of BT Global Services and lower leaver costs.

### Profit on sale of group undertakings and fixed asset investments

During the 2004 financial year, the consideration for disposals totalled £133 million and the profit before tax from disposals totalled £36 million. This was principally in relation to the disposal of the group's 7.8% interest in Inmarsat which was sold for US$118 million (£67 million) realising a profit on disposal of £32 million.

In the 2003 financial year a number of non-core investments were sold. The consideration for the disposals totalled £3,028 million and the profit before taxation from disposals totalled £1,691 million. This was principally in relation to the disposal of our 26% interest in Cegetel, a French telecommunications operator, on 22 January 2003. The total proceeds were £2,603 million, received in cash, and the profit was £1,509 million before the recognition of an exceptional interest charge of £293 million on closing out fixed interest rate swaps following receipt of the sale proceeds.

### Property

In December 2001, as part of a wider property outsourcing arrangement, BT completed the sale and leaseback of the majority of its UK properties to Telereal, a 50/50 joint venture partnership formed by Land Securities Trillium and The William Pears Group. Around 6,700 properties – offices, telephone exchanges, vehicle depots, warehouses, call centres and computer centres – were transferred totalling some 5.5 million square metres. Under these arrangements, Telereal is responsible for providing accommodation and estate management services to BT. The consideration received amounted to £2,380 million. BT has leased the properties back at a total annual rental commencing at around £190 million for the 2003 financial year and subject to a 3% annual increase. This charge was offset by reduced depreciation and interest charges.

Following this transaction, we retained direct ownership of approximately 220 properties – including certain telephone exchanges, computer centres and high radio towers – totalling some 800,000 square metres. We also retained BT Centre, our headquarters building, Adastral Park, our major research facility near Ipswich, Madley and Goonhilly earth satellite stations and the BT Tower in central London.

### Interest charge

In the 2004 financial year, the total net interest charge, including BT's share of its ventures' charges, at £941 million was £498 million lower than in the preceding year. Of the total net charge, £924 million arises in the

group for the 2004 financial year, compared with £1,420 million in the 2003 financial year.

The reduction in the net interest charge in the 2004 financial year reflects the continued reduction in the level of net debt and lower net exceptional charges in the current year. The net exceptional charge represents the premium on buying back €1.1 billion of 7.125% bonds due in 2011 and US$195 million of the group's US dollar bonds, partially offset by a credit from the one off interest recognised on full repayment of loan notes received as part of the original consideration from the disposal of Yell.

Interest cover in the 2004 financial year represented 3.3 times total operating profit before goodwill amortisation and exceptional items, and compares with interest cover of 2.6 in the 2003 financial year. The improvement in cover in the 2004 financial year is due to the reduction in the interest charge mainly arising from the reduction in net debt. We expect the net interest charge to decrease and interest cover to continue to improve in the 2005 financial year following the continued reduction in net debt during the 2004 financial year.

### Profit (loss) before taxation

The group's profit before taxation for the 2004 financial year was £1,957 million, compared with a profit of £3,157 million in the 2003 financial year. The profit in the 2003 financial year included the exceptional profits from the sale of investments and businesses totalling £1,691 million.

The group's profit before taxation, goodwill amortisation and exceptional items for the 2004 financial year was £2,025 million, compared with £1,829 million in the 2003 financial year. The improvement in the 2004 underlying profit was due to cost efficiency savings, the strong performance of BT Global Services, lower leaver costs and lower interest charges explained above.

### Taxation

The tax charge for the 2004 financial year was £539 million and comprises £568 million on the profit before taxation, goodwill amortisation and exceptional items, offset by tax relief of £29 million on certain exceptional charges. The tax charge on the profit before taxation, goodwill amortisation and exceptional items is at an effective rate of 28.0%.

The tax charge for the 2003 financial year was £459 million and comprises £598 million on the profit before taxation, goodwill amortisation and exceptional items, offset by tax relief of £139 million on certain exceptional charges. The tax charge on the profit before taxation, goodwill amortisation and exceptional items is at an effective rate of 32.7%.

## Dividends

A final dividend of £454 million is proposed taking the total dividend for the year to £932 million compared to £587 million in the 2003 financial year.

## Financing

During the 2004 financial year, the group restructured some of its swaps portfolio to mitigate credit risk to certain counterparties. As a result, the group terminated £7 billion of cross-currency interest rate swaps and replaced these with new swaps which had the same economic hedging effect. This resulted in the group paying £445 million in reducing gross debt and receiving £420 million of interest receipts. The interest receipts have been included within deferred income on the balance sheet and will be amortised to the profit and loss account over the term of the underlying hedged debt.

## Treasury policy

The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.

The Board sets the treasury department's policy and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board. Derivative instruments, including forward foreign exchange contracts, are entered into for hedging purposes only.

We have set out further details on this topic and on our capital resources and foreign currency exposure in note 35 to the financial statements in compliance with FRS 13.

## Off-balance sheet arrangements

As disclosed in the financial statements there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources with the exception of the following:

- Operating leases (note 30)
- Capital commitments and guarantees (note 30)
- Derivative contracts (note 35)

## Capital resources

During the 2004 financial year the group has reduced its level of borrowings so that its net debt was £8.5 billion at 31 March 2004 compared with £9.6 billion at 31 March 2003.

The directors have a reasonable expectation that the group has adequate resources to continue in operational

existence for the foreseeable future and therefore they continue to adopt the going concern basis in preparing the financial statements.

There has been no significant change in the financial or trading position of the group since 31 March 2004.

The following table sets out the group's contractual obligations and commitments as they fall due for payment as at 31 March 2004.

| | | Payments due by period | | | |
|---|---|---|---|---|---|
| Contractual obligations | Total £m | Less than 1 year £m | 1-3 years £m | 3-5 years £m | More than 5 years £m |
| Loans and other borrowings | 12,599 | 990 | 4,582 | 693 | 6,334 |
| Finance lease obligations | 1,099 | 282 | 556 | 261 | – |
| Operating lease obligations | 10,914 | 367 | 723 | 736 | 9,088 |
| Capital commitments | 879 | 640 | 113 | 50 | 76 |
| Total | 25,491 | 2,279 | 5,974 | 1,740 | 15,498 |

At 31 March 2004, the group had cash and short-term investments of £5,208 million. At that date, £1,272 million of debt fell due for repayment in the 2005 financial year. The group had unused short-term bank facilities, amounting to approximately £145 million at 31 March 2004. These resources will allow the group to settle its obligations as they fall due.

## Foreign currency and interest rate exposure

Most of the group's current turnover is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group's foreign currency borrowings, which totalled £9.4 billion at 31 March 2004, are used to finance its operations. These borrowings have been predominantly swapped into sterling. Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group's operations and the group's net assets. The group also enters into forward foreign exchange contracts to hedge investment, interest expense and purchase and sale commitments. The commitments hedged are principally US dollar and euro denominated. As a result of these policies, the group's exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and ventures and on any imbalances between the value of outgoing and incoming international calls.

A 10% strengthening in sterling against major currencies would cause the group's net assets at 31 March 2004 to fall by less than £120 million, with insignificant effect on the group's profit. This compares with a fall of less than £100 million in the year ended 31 March 2003.

Foreign exchange contracts are entered into as a hedge of sales and purchases, accordingly a change in the fair value of the hedge is offset by a corresponding change in the value of the underlying sale or purchase.

The majority of the group's long-term borrowings have been, and are, subject to fixed interest rates. The group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and period for which interest rates are fixed. At 31 March 2004, the group had outstanding interest rate swap agreements with notional principal amounts totalling £5,210 million compared to £5,170 million at 31 March 2003.

The long-term debt instruments which BT issued in December 2000 and February 2001 both contained covenants that if the BT group credit rating were downgraded below A3 in the case of Moody's or below A minus in the case of Standard & Poor's (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody's downgraded BT's credit rating to Baa1, which increased BT's annual interest charge by approximately £32 million. BT's credit rating from S&P is A minus. Based upon the total amount of debt of £9 billion outstanding on these instruments at 31 March 2004, BT's annual interest charge would increase by approximately £45 million if BT's credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/ A minus. If BT's credit rating with Moody's was to be upgraded by one credit rating category the annual interest charge would be reduced by approximately £23 million.

Based upon the composition of net debt at 31 March 2004, a one percentage point increase in interest rates would increase the group's annual net interest expense by less than £15 million. This compares with an increase of less than £10 million in the year ended 31 March 2003.

## Capital expenditure
Capital expenditure on plant, equipment and property (excluding the movement on capital accruals) totalled £2,673 million in the 2004 financial year, compared with £2,445 million in the 2003 financial year. Work continues on enhancing the intelligence of the network to enable customers to benefit from advanced services and improving the network's capacity to carry high-speed data. Capital expenditure is expected to rise, but remain within its £3 billion annual target, in the 2005 financial year as the group invests in its 21st century network (21CN) programme.

Of the capital expenditure, £86 million was in Europe, outside the UK, in the 2004 financial year and £138 million was spent there in the 2003 financial year.

Contracts placed for ongoing capital expenditure totalled £879 million at 31 March 2004. We plan to develop the 21CN using stringent capital return criteria and a rigorous approach to any investment in the narrowband network. 21CN aims to deliver long term, structural cost reduction, as we progressively migrate

onto a simpler, lower cost network architecture. BT expects that future capital expenditure will be funded from net cash inflows from operating activities, and, if required, by external financing.

## Acquisitions
The total amount invested in the 2004 financial year, including further funding of existing ventures, was £61 million. The total amount invested in the 2003 financial year, including further funding of existing ventures, was £77 million.

## Regulatory financial information
BT is required under the continuation notice issued by Oftel on 25 July 2003, which extends the applicability of certain conditions previously included in its main licence, to publish disaggregated financial information for various activities of the group, which have been used as the basis of charges paid by other telecommunication operators in the UK for the use of BT's network. The activities presented separately in the regulatory financial statements do not necessarily correspond with any businesses separately managed, funded or operated within the group. The results set out in regulatory financial statements for the 2003 financial year showed that the group's operating profit is derived predominantly from fixed-network calls.

## Critical accounting policies
The group's principal accounting policies are set out on pages 24 to 26 of the Consolidated financial statements and conform with UK Generally Accepted Accounting Principles (UK GAAP). In accordance with the requirements of Financial Reporting Standard No. 18, these policies and applicable estimation techniques have been reviewed by the directors who have confirmed them to be the most appropriate for the preparation of the 2004 financial statements.

We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators, providing for doubtful debts, establishing fixed asset lives for depreciation purposes, assessing the stage of completion and likely outcome under long term contracts, making appropriate long-term assumptions in calculating pension liabilities and costs, and calculating current tax liabilities on our profits.

We are required to interconnect our networks with other telecommunications operators. In certain instances we rely on other operators to measure the traffic flows interconnecting with our networks. We use estimates in these cases to determine the amount of income receivable from or payments we need to make to these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment. We use estimates in assessing the likely effect of these adjustments. We provide services to over 20 million individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. We use estimates, based on our historical experience, in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the UK economy and particular industry issues.

The plant and equipment used in our networks is long-lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives we allocate to each type of asset. We regularly review these asset lives and change them when necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned.

As part of the property rationalisation programme we have identified a number of properties that are surplus to requirements. Although efforts are being made to sub-let this space it is recognised by management that this may not be possible immediately in the current economic environment. Estimates have been made of the cost of vacant possession and any shortfall arising from the sub lease rental income being lower than the lease costs being borne by BT.

We enter into long term customer contracts which can extend over a number of financial years. During the contractual period, turnover, cost and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate the contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. The company performs ongoing profitability analyses of its contracts in order to determine whether the latest estimates require updating. Key factors reviewed include future staff and third party costs and potential productivity efficiencies.

We have a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 362,000 people over more than 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the discount rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements.

The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid

on our past profits which we recognise in our financial statements.

## International accounting standards

The Council of the European Union (EU) announced in June 2002 that all European listed companies will be required to adopt EU endorsed International Financial Reporting Standards (IFRSs) and International Accounting Standards (IASs) in the preparation of financial statements from 2005 onwards. This means the group will prepare its first financial statements in accordance with endorsed IFRSs and IASs for the year ending 31 March 2006. The international standard setter, the International Accounting Standards Board (IASB), has undertaken an extensive exercise to develop new standards and improve existing ones. The work on those standards that are applicable is now substantially complete. In addition, the IASB may issue non-mandatory standards up to the date of transition.

Our project to manage the transition of financial reporting from UK GAAP to international accounting is progressing well. The group has completed initial high level assessments of the impact on our results and net assets and rolled out the initial phase of detailed quantifications of comparative information.

The IFRSs which will be mandatory in the 2006 financial year are now substantially complete and, in addition, certain IFRSs may be issued before the 2006 financial year which we may decide to adopt early. The effects of such early adoptions, if any, cannot be quantified at present. However, we believe that the major areas of impact on our net profit and shareholders' funds will be due to the standards regarding financial instruments, pensions, leases and share based payments. Details of the required adjustments for the restated periods will be provided at the appropriate time.

## US GAAP

The group's net income (loss) for the three financial years ended 31 March 2004 and shareholders' equity at 31 March 2004 and 2003 under US Generally Accepted Accounting Principles (US GAAP) are shown further in the United States Generally Accepted Accounting Principles Section (see Consolidated financial statements). Differences between UK GAAP and US GAAP include results of the differing accounting treatment of leasing transactions, pension costs, redundancy costs, intangible assets, goodwill, deferred taxation, capitalisation of interest, financial instruments, contributing assets to joint ventures, stock compensation, and dividends. Cash flow information under the US GAAP presentation is also shown further in this document.

In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 46 (FIN 46), ''Consolidation of Variable Interest Entities'' and in December 2003 issued a revised interpretation, FIN 46R. The interpretation requires the primary beneficiary to consolidate a variable interest entity if it has a variable interest that will absorb a majority of the entity's losses if they occur, or receive a majority of the entity's expected returns or both. BT had adopted FIN 46 in June 2003, and the further adoption of FIN 46R did not have a material effect on the results or statement of financial position of the Group.

In May 2003 the FASB issued SFAS No. 150 ''Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity''. SFAS No. 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. On adoption, SFAS No. 150 did not have a material effect on the results or statement of financial position of the Group.

In November 2002 the Emerging Issues Task Force reached a consensus on EITF 00-21 ''Revenue arrangements with multiple deliverables''. BT adopted this consensus for contracts entered into after 15 June 2003. Adoption of the consensus did not have a material impact on the results of the group.

# Report of the directors

The directors submit their report and the audited financial statements of the company, British Telecommunications plc, and the group, which includes its subsidiary undertakings for the 2004 financial year.

**Introduction**

The business review on pages 2 to 5, and the financial review on pages 6 to 19 form part of this report. The audited financial statements are presented on pages 24 to 80.

During the year interim dividends of £478 million have been paid. The directors have declared a final dividend of £454 million.

**Principal activity**

The company is the principal trading company of the BT group. Its principal activity is the supply of telecommunications products, services and equipment in the UK.

**Directors**

The directors at 31 March 2004 were Ben Verwaayen, Ian Livingston and Larry Stone.

**Directors' interests in shares**

Ben Verwaayan and Ian Livingston are directors of BT Group plc, the company's ultimate holding company. Their interests in the 5p ordinary shares of BT Group plc are disclosed in its annual report and Form 20-F, which is available to the public.

Larry Stone, who is not a director of BT Group plc, had, at 31 March 2004, an interest in 9,001 5p ordinary shares of BT Group plc (2003: 7,576 shares).

In addition, share options under the BT Group Sharesave Plan and BT Group Global Share Option Plan held by, granted to or exercised by Larry Stone or which had lapsed during the 2004 financial year were:

| 1 April 2003 | Granted | Exercised | Lapsed | 31 March 2004 |
|---|---|---|---|---|
| 231,654 | 215,101 | Nil | Nil | 446,755 |

Larry Stone also had at 31 March 2004 contingent awards under the BT Group Incentive Share Plan and the BT Group Deferred Bonus Plan of 5p ordinary shares of BT Group plc totalling 35,324 shares (2003: 37,994).

On 31 March 2004 Larry Stone had non-beneficial interests in:

- 30,463,435 (2003: 31,719,402) shares held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share schemes.
- 141,864 (2003: 19,822) shares held in trust by Halifax Corporate Trustees Limited for allocation to employees under the BT Group Employee Share Investment Plan.

**Statement of directors' responsibilities**

A statement of the directors' responsibilities for preparing the financial statements is included on page 22.

**Employees**

The company is an equal opportunities employer. It is committed to developing a working culture that enables all employees to make their own distinctive contribution. Employees are encouraged to acquire shares in the ultimate holding company, BT Group plc, through that company's various share option and share investment plans, of which the company is a participating employer. Most of our employees are members of either the BT Pension Scheme or BT Retirement Plan, which are both controlled by independent trustees.

An extensive range of communication and consultative arrangements, instigated by the ultimate holding company, help ensure that employees are kept fully informed about developments in the BT group, including the group's financial performance.

As part of the BT group employees have access to a full range of training and career development programmes. The company's employment policies and practices aim to meet the special needs of the disabled, particularly where a disability has arisen during the course of employment with the company.

**Policy on the payment of suppliers**

BT's policy is to use its purchasing power fairly and to pay promptly and as agreed. BT has a variety of payment terms with its suppliers. The terms of payment for purchases under major contracts are settled when agreeing the other terms negotiated with the individual suppliers. It is BT's policy to make payments for other purchases within 30 working days of the invoice date, provided that the relevant invoice is presented to the company in a timely fashion and is complete. BT's payment terms are printed on the company's standard purchase order forms or, where appropriate, specified in individual contracts agreed with the supplier. The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the 2004 financial year and the amounts owed to its trade creditors at the end of the year was 35 calendar days.

**Auditors**

A resolution to reappoint PricewaterhouseCoopers LLP as auditors of the company and authorise the directors to settle their remuneration will be proposed at the AGM.

**US Sarbanes-Oxley Act of 2002**

The company has debt securities registered with the US Securities and Exchange Commission (''SEC''). As a result, it is obliged to comply with those provisions of the Sarbanes-Oxley Act (the ''Act'') applicable to foreign issuers. The company will comply with the legal and regulatory requirements introduced pursuant to this new legislation, in so far as they are applicable to it.

The principal executive officer and the principal financial officer after evaluating the effectiveness of the company's disclosure controls and procedures as of the

end of the period covered by this annual report and Form 20-F, have concluded that, as of such date, the disclosure controls and procedures were effective to ensure that material information relating to the company was made known to them by others within the BT group, particularly during the period in which this annual report and Form 20-F was being prepared. The principal executive officer and the principal financial officer have also provided the certifications required by the Act.

There were no changes in the company's internal control over financial reporting that occurred during the year ended 31 March 2004 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

The code of ethics for the principal executive office, the principal financial officer and the Director Group Financial Control and Treasury, adopted for the purposes of the Act, is posted on the company's website at http://www.btplc.com/Thegroup/Companyprofile/Ourcodesofethics/CodeofethicsCEO.htm.

By order of the Board

**Stephen Prior**
*Secretary*
19 May 2004

Registered Office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 1800000

# Statement of directors' responsibility
for preparing the financial statements

The directors are required by law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss and cash flows of the group for that period.

The directors consider that, in preparing the financial statements for the year ended 31 March 2004 on pages 24 to 80 the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. The directors also consider that all applicable accounting standards have been followed and confirm that the financial statements have been prepared on the going concern basis.

The directors are responsible for ensuring that the company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors are also responsible for taking such steps that are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

The auditors' responsibilities are stated in their report to the shareholders.

# Report of the independent auditors

**United Kingdom Opinion**
**Independent auditors' report to the shareholders of British Telecommunications plc**
We have audited the financial statements which comprise the group profit and loss account, group and company balance sheets, group cash flow statement, group statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the Accounting Policies section.

**Respective responsibilities of directors and auditors**
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit.

We read the other information contained in the Annual Report and Form 20-F and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only those sections set out in the table of contents including Business and Financial reviews and the Report of the directors.

**Basis of audit opinion**
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

**Opinion**
In our opinion: the financial statements give a true and fair view of the state of affairs of the company and the group at 31 March 2004 and of the profit and cash flows of the group for the year then ended and the financial statements have been properly prepared in accordance with the Companies Act 1985.

**PricewaterhouseCoopers LLP**
Chartered Accountants and Registered Auditors
London
19 May 2004

---

**United States Opinion**
**To the board of directors and shareholders of British Telecommunications plc**
In our opinion, the accompanying group profit and loss account, group balance sheet, group cash flow statement, group statement of total recognised gains and losses and the related notes present fairly, in all material respects, the financial position of British Telecommunications plc and its subsidiaries at 31 March 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2004, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the United States Generally Accepted Accounting Principles section.

**PricewaterhouseCoopers LLP**
Chartered Accountants and Registered Auditors
London
19 May 2004

# Accounting policies

## I   Basis of preparation of the financial statements

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards and the provisions of the Companies Act 1985. The group financial statements consolidate those of the company and all of its subsidiary undertakings. Where the financial statements of subsidiary undertakings, associates and joint ventures do not conform with the group's accounting policies, appropriate adjustments are made on consolidation in order to present the group financial statements on a consistent basis. The principal subsidiary undertakings' financial years are all coterminous with those of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for interconnect income, provision for doubtful debts, payments to telecommunication operators, long term contractors, depreciation, goodwill amortisation and impairment, employee pension schemes, provisions for liabilities and charges and taxes.

## II   Turnover

Group turnover net of discounts, which excludes value added tax and other sales taxes, comprises the value of services provided and equipment sales by group undertakings, excluding those between them.

Total turnover is group turnover together with the group's share of its associates' and joint ventures' turnover, excluding the group's share of transactions between the group and its principal joint venture, Concert BV.

Turnover from calls is recognised in the group profit and loss account at the time the call is made over the group's networks. Turnover from rentals is recognised evenly over the period to which the charges relate. Turnover from equipment sales is recognised at the point of sale. Prepaid call card sales are deferred until the customer uses the stored value in the card to pay for the relevant calls. Turnover arising from the provision of other services, including maintenance contracts, is recognised evenly over the periods in which the service is provided to the customer. Turnover from long term contracts is recognised throughout the duration of the contract, to the extent that the outcome of the contract can be assessed with reasonable certainty and in accordance with the stage of completion of contractual obligations. Turnover from installation and connection activities is recognised in the same period as the related costs. Turnover from classified directories, mainly comprising advertising revenue, is recognised in the group profit and loss account upon completion of delivery.

## III   Research and development

Expenditure on research and development is written off as incurred.

## IV   Leases

Operating lease rentals are charged against the profit and loss account on a straight-line basis over the lease period except where the contractual payment terms are considered to be a more systematic and appropriate basis.

## V   Interest

Interest payable, including that related to financing the construction of tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities are amortised over the term of the related security and included within interest payable. Premiums payable on early redemptions of debt securities, in lieu of future interest costs, are written off when paid.

## VI   Foreign currencies

On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year.

Exchange differences arising from the retranslation at year end exchange rates of the net investment in foreign undertakings, less exchange differences on borrowings which finance or provide a hedge against those undertakings, are taken to reserves and are reported in the statement of total recognised gains and losses.

All other exchange gains or losses are dealt with through the profit and loss account.

## VII  Intangibles
### (a)  Goodwill

Goodwill, arising from the purchase of subsidiary undertakings and interests in associates and joint ventures, represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired.

For acquisitions completed on or after 1 April 1998, the goodwill arising is capitalised as an intangible asset or, if arising in respect of an associate or joint venture, recorded as part of the related investment. Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.

For acquisitions on or before 31 March 1998, the goodwill is written off on acquisition against group reserves.

If an undertaking is subsequently divested, the appropriate unamortised goodwill or goodwill written off to reserves is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on divestment.

*(b)* **Other intangibles**

Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are amortised from the later of the start of the licence period or launch of service to the end of the licence period on a straight-line basis.

**VIII Tangible fixed assets**

Tangible fixed assets are stated at historical cost less depreciation.

*(a)* **Cost**

Cost in the case of network services includes contractors' charges and payments on account, materials, direct labour and directly attributable overheads.

*(b)* **Depreciation**

Depreciation is provided on tangible fixed assets on a straight line basis from the time they are available for use, so as to write off their costs over their estimated useful lives taking into account any expected residual values. No depreciation is provided on freehold land.

The lives assigned to other significant tangible fixed assets are:

| | |
|---|---|
| Freehold buildings – | 40 years |
| Leasehold land and buildings – | Unexpired portion of lease or 40 years, whichever is the shorter |
| Transmission equipment: | |
|    duct – | 25 years |
|    cable – | 3 to 25 years |
|    radio and repeater equipment – | 2 to 25 years |
| Exchange equipment – | 2 to 13 years |
| Computers and office equipment – | 2 to 6 years |
| Payphones, other network equipment, motor vehicles and cableships – | 2 to 20 years |
| Software – | 2 to 5 years |

**IX Fixed asset investments**

Investments in subsidiary undertakings, associates and joint ventures are stated in the balance sheet of the company at cost less amounts written off. Amounts denominated in foreign currency are translated into sterling at year end exchange rates.

Investments in associates and joint ventures are stated in the group balance sheet at the group's share of their net assets, together with any attributable unamortised goodwill on acquisitions arising on or after 1 April 1998.

The group's share of profits less losses of associates and joint ventures is included in the group profit and loss account.

Investments in other participating interests and other investments are stated at cost less amounts written off.

**X Asset impairment**

Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition.

An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future cash flows from operating the assets.

**XI Stocks**

Stocks mainly comprise items of equipment, held for sale or rental, consumable items and work in progress on long-term contracts.

Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence.

Work in progress on long-term contracts is stated at cost, after deducting payments on account, less provisions for any foreseeable losses.

**XII Debtors**

Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debtors. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

**XIII Redundancy costs**

Redundancy or leaver costs arising from periodic reviews of staff levels are charged against profit in the year in which the group is demonstrably committed to the employees leaving the group.

If the estimated cost of providing incremental pension benefits in respect of employees leaving the group exceeds any total accounting surplus based on the latest actuarial valuation of the group's pension scheme and the amount of the provision for pension liabilities on the balance sheet, then the excess estimated cost is charged against profit in the year in which the employees agree to leave the group, within redundancy or leaver costs.

**XIV Pension schemes**

The group operates a funded defined benefit pension scheme, which is independent of the group's finances, for the substantial majority of its employees. Actuarial valuations of the main scheme are carried out by an independent actuary as determined by the trustees at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the company's actuary, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

The cost of providing pensions is charged against profits over employees' working lives with the group using the projected unit method. Variations from this regular cost are allocated on a straight-line basis over the average remaining service lives of current employees to the extent that these variations do not relate to the estimated cost of providing incremental pension benefits in the circumstances described in XIII above.

Interest is accounted for on the provision or prepayment in the balance sheet which results from differences between amounts recognised as pension costs and amounts funded. The regular pension cost, variations from the regular pension cost, described above, and interest are all charged within staff costs.

The group also operates defined contribution pension schemes and the profit and loss account is charged with the contributions payable.

## XV  Taxation

Full provision is made for deferred taxation on all timing differences which have arisen but have not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be taxable profits from which the underlying timing differences can be deducted. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been to remit such earnings. The deferred tax balances are not discounted.

## XVI Financial instruments
### (a) Debt instruments

Debt instruments are stated at the amount of net proceeds adjusted to amortise any discount evenly over the term of the debt, and further adjusted for the effect of currency swaps acting as hedges.

### (b) Derivative financial instruments

The group uses derivative financial instruments to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes.

*Criteria to qualify for hedge accounting*

The group considers its derivative financial instruments to be hedges when certain criteria are met. For foreign currency derivatives, the instrument must be related to actual foreign currency assets or liabilities or a probable commitment and whose characteristics have been identified. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the group's operations. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment, such as a future bond issue, and must also change the interest rate or the nature of the interest rate by converting a fixed rate to a variable rate or vice versa.

*Accounting for derivative financial instruments*

Principal amounts underlying currency swaps are revalued at exchange rates ruling at the date of the group balance sheet and, to the extent that they are not related to debt instruments, are included in debtors or creditors.

Interest differentials, under interest rate swap agreements used to vary the amounts and periods for which interest rates on borrowings are fixed, are recognised by adjustment of interest payable.

The forward exchange contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains and losses being shown as part of debtors, creditors, or as part of net debt. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the term of the contract.

The forward exchange contracts hedging transaction exposures are revalued at the prevailing forward rate on the balance sheet date with net unrealised gains and losses being shown as debtors and creditors.

Instruments that form hedges against future fixed-rate bond issues are marked to market. Gains or losses are deferred until the bond is issued when they are recognised evenly over the term of the bond.

# Group profit and loss account
for the year ended 31 March 2004

| | | Continuing activities | | |
| | | Before goodwill amortisation and exceptional items | Goodwill amortisation and exceptional items | |
| | Notes | £m | £m | Total £m |
|---|---|---|---|---|
| **Total turnover** | 2 | 18,914 | – | **18,914** |
| Group's share of joint ventures' turnover | 3 | (352) | – | **(352)** |
| Group's share of associates' turnover | 3 | (43) | – | **(43)** |
| **Group turnover** | 2 | 18,519 | – | **18,519** |
| Other operating income | 4 | 177 | – | **177** |
| Operating costs | 5 | (15,795) | (19) | **(15,814)** |
| Group operating profit (loss) | | 2,901 | (19) | **2,882** |
| Group's share of operating loss of joint ventures | 6 | (12) | (26) | **(38)** |
| Group's share of operating profit of associates | 6 | 4 | – | **4** |
| Total operating profit (loss) | | 2,893 | (45) | **2,848** |
| Profit on sale of fixed asset investments | 7 | 4 | 34 | **38** |
| Loss on sale of group undertakings | 7 | – | (2) | **(2)** |
| Profit on sale of property fixed assets | | 14 | – | **14** |
| Interest receivable | 10 | 264 | 34 | **298** |
| Interest payable | 11 | (1,150) | (89) | **(1,239)** |
| **Profit (loss) on ordinary activities before taxation** | | 2,025 | (68) | **1,957** |
| Tax on profit (loss) on ordinary activities | 12 | (568) | 29 | **(539)** |
| **Profit (loss) on ordinary activities after taxation** | | 1,457 | (39) | **1,418** |
| Minority interests | 13 | 8 | – | **8** |
| Profit (loss) for the financial year | | 1,465 | (39) | **1,426** |
| Dividends | 14 | | | **(932)** |
| **Retained profit for the financial year** | 28 | | | **494** |

# Group profit and loss account

for the year ended 31 March 2003

| | Notes | Continuing activities | | Total £m |
| --- | --- | --- | --- | --- |
| | | Before goodwill amortisation and exceptional items £m | Goodwill amortisation and exceptional items £m | |
| **Total turnover** | 2 | 20,182 | – | **20,182** |
| Group's share of joint ventures' turnover | 3 | (425) | – | **(425)** |
| Group's share of associates' turnover | 3 | (1,030) | – | **(1,030)** |
| **Group turnover** | 2 | 18,727 | – | **18,727** |
| Other operating income | 4 | 215 | – | **215** |
| Operating costs | 5 | (16,152) | (218) | **(16,370)** |
| Group operating profit (loss) | | 2,790 | (218) | **2,572** |
| Group's share of operating profit (loss) of joint ventures | 6 | (31) | 150 | **119** |
| Group's share of operating profit (loss) of associates | 6 | 212 | (2) | **210** |
| Total operating profit (loss) | | 2,971 | (70) | **2,901** |
| Profit on sale of fixed asset investments | 7 | – | 1,700 | **1,700** |
| Loss on sale of group undertakings | 7 | – | (9) | **(9)** |
| Profit on sale of property fixed assets | | 11 | – | **11** |
| Interest receivable | 10 | 195 | – | **195** |
| Amounts written off investments | 9 | (7) | – | **(7)** |
| Interest payable | 11 | (1,341) | (293) | **(1,634)** |
| **Profit on ordinary activities before taxation** | | 1,829 | 1,328 | **3,157** |
| Tax on profit on ordinary activities | 12 | (598) | 139 | **(459)** |
| **Profit on ordinary activities after taxation** | | 1,231 | 1,467 | **2,698** |
| Minority interests | 13 | (5) | (7) | **(12)** |
| Profit for the financial year | | 1,226 | 1,460 | **2,686** |
| Dividends | 14 | | | **(587)** |
| **Retained profit for the financial year** | 28 | | | **2,099** |

# Group profit and loss account
for the year ended 31 March 2002

| | Notes | Continuing activities | | | Discontinued activities and intra-group items £m | Total £m |
|---|---|---|---|---|---|---|
| | | Before goodwill amortisation and exceptional items £m | Goodwill amortisation and exceptional items £m | Total continuing activities £m | | |
| **Total turnover** | 2 | 21,815 | – | **21,815** | 2,827 | **24,642** |
| Group's share of joint ventures' turnover | 3 | (2,752) | – | **(2,752)** | (76) | **(2,828)** |
| Group's share of associates' turnover | 3 | (1,297) | – | **(1,297)** | (639) | **(1,936)** |
| Trading between group and principal joint venture | 3 | 681 | – | **681** | – | **681** |
| **Group turnover** | 2 | 18,447 | – | **18,447** | 2,112 | **20,559** |
| Other operating income | 4 | 361 | – | **361** | 1 | **362** |
| Operating costs | 5 | (16,037) | (2,817) | **(18,854)** | (2,546) | **(21,400)** |
| Group operating profit (loss) | | 2,771 | (2,817) | **(46)** | (433) | **(479)** |
| Group's share of operating profit (loss) of joint ventures | 6 | (323) | (1,160) | **(1,483)** | 19 | **(1,464)** |
| Group's share of operating profit (loss) of associates | 6 | 215 | (175) | **40** | 43 | **83** |
| Total operating profit (loss) | | 2,663 | (4,152) | **(1,489)** | (371) | **(1,860)** |
| Profit on sale of fixed asset investments | 7 | – | 169 | **169** | 3,208 | **3,377** |
| Profit (loss) on sale of group undertakings | 7 | – | (148) | **(148)** | 168 | **20** |
| Profit on sale of property fixed assets | 8 | 27 | 1,062 | **1,089** | – | **1,089** |
| Interest receivable | 10 | 360 | – | **360** | – | **360** |
| Amounts written off investments | 9 | – | (535) | **(535)** | – | **(535)** |
| Interest payable | 11 | (1,777) | (162) | **(1,939)** | (43) | **(1,982)** |
| **Profit (loss) on ordinary activities before taxation** | | 1,273 | (3,766) | **(2,493)** | 2,962 | **469** |
| Tax on profit (loss) on ordinary activities | 12 | (528) | 143 | **(385)** | (58) | **(443)** |
| **Profit (loss) on ordinary activities after taxation** | | 745 | (3,623) | **(2,878)** | 2,904 | **26** |
| Minority interests | 13 | (10) | – | **(10)** | (13) | **(23)** |
| Profit (loss) for the financial year | | 735 | (3,623) | **(2,888)** | 2,891 | **3** |
| Dividends | 14 | | | | | **(218)** |
| **Transfer from reserves for the financial year** | 28 | | | | | **(215)** |

# Group statement of total recognised gains and losses
for the year ended 31 March 2004

|  | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| Profit (loss) for the financial year: |  |  |  |
| Group | 1,477 | 2,483 | 1,588 |
| Joint ventures | (54) | 103 | (1,524) |
| Associates | 3 | 100 | (61) |
| Total profit for the financial year | 1,426 | 2,686 | 3 |
| Currency movements arising on consolidation of non-UK: |  |  |  |
| Subsidiaries | (87) | (2) | (14) |
| Joint ventures | (1) | 5 | (46) |
| Associates | (1) | 2 | 45 |
| Unrealised gain on transfer of assets and group undertakings to a joint venture | – | – | 5 |
| **Total recognised gains and losses for the financial year** | **1,337** | **2,691** | **(7)** |

# Group cash flow statement
for the year ended 31 March 2004

| | Notes | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|---|
| **Net cash inflow from operating activities** | 15 | **5,385** | 6,023 | 5,257 |
| **Dividends from associates and joint ventures** | | **3** | 6 | 2 |
| **Returns on investments and servicing of finance** | | | | |
| Interest received | | **673** | 231 | 309 |
| Interest paid, including finance costs | | **(1,200)** | (1,737) | (2,004) |
| **Net cash outflow for returns on investments and servicing of finance** | | **(527)** | (1,506) | (1,695) |
| | | | | |
| **Taxation** | | | | |
| UK corporation tax paid | | **(305)** | (425) | (557) |
| Non-UK tax paid | | **(12)** | (9) | (5) |
| **Taxation paid** | | **(317)** | (434) | (562) |
| | | | | |
| **Capital expenditure and financial investment** | | | | |
| Purchase of tangible fixed assets | | **(2,684)** | (2,580) | (4,069) |
| Sale of tangible fixed assets | | **76** | 94 | 2,645 |
| Purchase of fixed asset investments | | **(1)** | (1) | (37) |
| Disposal of fixed asset investments | | **132** | 106 | 107 |
| **Net cash outflow for capital expenditure and financial investment** | | **(2,477)** | (2,381) | (1,354) |
| | | | | |
| **Acquisitions and disposals** | | | | |
| Purchase of subsidiary undertakings, net of £1 million cash acquired (2003 – £13m, 2002 – £nil) | | **(32)** | 56 | (896) |
| Investments in joint ventures | | **(29)** | (133) | (235) |
| Disposal of subsidiary undertakings, net of £nil cash disposed (2003 – £nil, 2002 – £28m) | | **–** | 3 | 1,959 |
| Sale of investments in joint ventures and associates | | **1** | 2,916 | 4,957 |
| **Net cash (outflow) inflow for acquisitions and disposals** | | **(60)** | 2,842 | 5,785 |
| | | | | |
| **Equity dividends paid** | | **(845)** | (370) | (11) |
| **Cash inflow before management of liquid resources and financing** | | **1,162** | 4,180 | 7,422 |
| **Management of liquid resources** | 16 | **1,123** | (1,729) | (1,862) |
| **Financing** | | | | |
| Issue of ordinary share capital | | **–** | 42 | 6,057 |
| Inflow on disposal of mmO$_2$ | 18 | **–** | – | 449 |
| New loans | | **1,326** | 20 | 30 |
| Repayment of loans | | **(3,627)** | (2,470) | (1,851) |
| Net decrease in short-term borrowings | | **–** | (64) | (10,155) |
| **Net cash outflow from financing** | | **(2,301)** | (2,472) | (5,470) |
| **(Decrease) increase in cash in the year** | | **(16)** | (21) | 90 |
| **Decrease in net debt in the year resulting from cashflows** | 18 | **1,162** | 4,222 | 13,928 |

# Balance sheets
as at 31 March 2004

| | Notes | Group 2004 £m | Group 2003 £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|---|
| **Fixed assets** | | | | | |
| Intangible assets | 19 | **204** | 218 | **23** | 6 |
| Tangible assets | 20 | **15,487** | 15,888 | **14,022** | 14,218 |
| Investments in joint ventures: | 21 | | | | |
|   Share of gross assets and goodwill | | **496** | 741 | | |
|   Share of gross liabilities | | **(399)** | (610) | | |
| **Total investments in joint ventures** | | **97** | 131 | | |
| Investments in associates | 21 | **24** | 27 | | |
| Other investments | 21 | **256** | 397 | | |
| Total investments | 21 | **377** | 555 | **26,288** | 24,501 |
| **Total fixed assets** | | **16,068** | 16,661 | **40,333** | 38,725 |
| **Current assets** | | | | | |
| Stocks | | **89** | 82 | **67** | 57 |
| Debtors: | | | | | |
|   Falling due within one year | | **22,514** | 22,902 | **22,902** | 23,273 |
|   Falling due after more than one year | | **1,172** | 630 | **1,172** | 630 |
| **Total debtors** | 22 | **23,686** | 23,532 | **24,074** | 23,903 |
| Investments | 23 | **5,161** | 6,338 | **7,173** | 8,316 |
| Cash at bank and in hand | | **47** | 89 | **2** | 1 |
| **Total current assets** | | **28,983** | 30,041 | **31,316** | 32,277 |
| **Creditors: amounts falling due within one year** | | | | | |
| Loans and other borrowings | 24 | **1,272** | 2,549 | **34,084** | 32,958 |
| Other creditors | 25 | **7,271** | 7,131 | **6,417** | 7,007 |
| **Total creditors: amounts falling due within one year** | | **8,543** | 9,680 | **40,501** | 39,965 |
| **Net current assets (liabilities)** | | **20,440** | 20,361 | **(9,185)** | (7,688) |
| **Total assets less current liabilities** | | **36,508** | 37,022 | **31,148** | 31,037 |
| | | | | | |
| **Creditors: amounts falling due after more than one year** | | | | | |
| Loans and other borrowings | 24 | **12,426** | 13,456 | **12,473** | 12,861 |
| **Provisions for liabilities and charges** | | | | | |
| Deferred taxation | 26 | **2,191** | 2,017 | **2,192** | 2,006 |
| Other | 26 | **313** | 359 | **245** | 101 |
| **Total provisions for liabilities and charges** | | **2,504** | 2,376 | **2,437** | 2,107 |
| **Minority interests** | | **46** | 63 | | |
| **Capital and reserves** | | | | | |
| Called up share capital | 27 | **2,172** | 2,172 | **2,172** | 2,172 |
| Share premium account | 28 | **8,000** | 8,000 | **8,000** | 8,000 |
| Other reserves | 28 | **858** | 858 | **752** | 752 |
| Profit and loss account | 28 | **10,502** | 10,097 | **5,314** | 5,145 |
| **Total equity shareholders' funds** | 28 | **21,532** | 21,127 | **16,238** | 16,069 |
| | | **36,508** | 37,022 | **31,148** | 31,037 |

The financial statements on pages 24 to 80 were approved by the board of directors on 19 May 2004 and were signed on its behalf by

**Ian Livingston** *Director*

# Notes to the financial statements

## 1. Changes in accounting policy and presentation and discontinued activities

(a) Changes in accounting policy and presentation

There have been no changes to accounting policies in the 2004 financial year. A small number of changes in the presentation of the notes to the financial statements have been made and comparative figures have been restated accordingly as explained in the notes where material.

(b) Discontinued activities

On 1 June 2001, BT disposed of its interests in Japan Telecom and J-Phone Communications and, on 29 June 2001, its interest in Airtel. On 22 June 2001, BT sold Yell, its classified advertising directory businesses in the UK and the USA. These activities, together with $mmO_2$, which was demerged on 19 November 2001, are shown as discontinued operations in the profit and loss accounts. The eliminations are intra-group eliminations. The interest charge allocated to $mmO_2$ up to the date of the demerger has been calculated assuming that $mmO_2$'s net debt at the date of the demerger of £500 million, had been in existence for the whole of the period, and had been bearing an interest charge of 8% per annum.

The interest charge allocated to Yell up to the date of disposal represents amounts payable on intercompany loans charged at an arm's length rate of interest. The taxation charge allocated to discontinued activities, up to the date of demerger or disposal, represents amounts charged to these entities before recognising credit for group relief surrendered to entities within continuing activities.

(c) Demerger of $mmO_2$

On 19 November 2001, the $mmO_2$ business was legally separated from the rest of the former BT plc group and BT Group plc became the ultimate parent company of BT plc. The legal structure of the transaction was such that BT transferred the $mmO_2$ business to $mmO_2$ plc, for consideration of £18,489 million, and BT Group Investments Limited (BTGI) became the immediate parent company of BT on 16 November 2001. On 19 November 2001, $mmO_2$ plc transferred the shares in BTGI to BT Group in consideration for the issue to former BT shareholders of one ordinary share of 115 pence in $mmO_2$, credited as fully paid, for each ordinary share in BT held on 16 November 2001.

## 2. Segmental analysis

The group provides telecommunication services, principally in the UK and essentially operates as a unitary business. Its main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses and the supply of telecommunication equipment for customers' premises.

The turnover of each line of business is derived as follows:

■ BT Retail derives its turnover from the supply of exchange lines and from the calls made over these lines, the provision of ICT products and services, the leasing of private circuits and other private services, the sale and rental of customer premises equipment to the group's UK customers and other lines of business and from its narrowband and broadband internet access products.

■ BT Wholesale derives its turnover from providing network services to other BT lines of business, and from interconnecting the group's UK network to other operators.

■ BT Global Services mainly generates its turnover from outsourcing and systems integration work and from the fixed network operations of the group's European subsidiaries. The business also derives revenues from providing web hosting facilities to end customers through BT lines of business.

## 2. Segmental analysis continued

Segmented information on the lines of business is given below for the years ended 31 March 2004, 31 March 2003 and 31 March 2002 as required by the UK accounting standard SSAP 25 and the US accounting standard SFAS No. 131 (SFAS 131).

There is extensive trading between the lines of business and profitability is dependent on the transfer price levels. These intra-group trading arrangements and operating assets are subject to periodic review and have changed in some instances. In addition, the group moved management responsibility of BT Openworld to BT Retail. Comparative figures have been restated for these and other changes and in certain instances have been determined using apportionments and allocations.

| Year ended 31 March 2004 | Turnover External £m | Turnover Internal £m | Turnover Group total £m | Depreciation and amortisation £m | Operating profit (loss) of associates and joint ventures £m | Total operating profit (loss) £m |
|---|---|---|---|---|---|---|
| BT Retail | 12,630 | 904 | 13,534 | 163 | 1 | 1,434 |
| BT Wholesale | 3,445 | 7,414 | 10,859 | 1,919 | – | 1,682 |
| BT Global Services | 2,410 | 3,372 | 5,782 | 624 | (37) | (153) |
| Other | 34 | 1 | 35 | 230 | 2 | (115) |
| Intra-group | – | (11,691) | (11,691) | – | – | – |
| **Total** | **18,519** | **–** | **18,519** | **2,936** | **(34)** | **2,848** |

| Year ended 31 March 2003 | Turnover External £m | Turnover Internal £m | Turnover Group total £m | Depreciation and amortisation £m | Operating profit (loss) of associates and joint ventures £m | Total operating profit (loss) £m |
|---|---|---|---|---|---|---|
| BT Retail | 12,979 | 903 | 13,882 | 202 | (3) | 1,524 |
| BT Wholesale | 3,525 | 7,722 | 11,247 | 1,923 | (1) | 1,757 |
| BT Global Services | 2,183 | 3,234 | 5,417 | 632 | 180 | (214) |
| Other | 40 | 1 | 41 | 278 | 153 | (166) |
| Intra-group | – | (11,860) | (11,860) | – | – | – |
| **Group totals** | **18,727** | **–** | **18,727** | **3,035** | **329** | **2,901** |

| Year ended 31 March 2002 | Turnover External £m | Turnover Internal £m | Turnover Group total £m | Depreciation and amortisation £m | Operating profit (loss) of associates and joint ventures £m | Total operating profit (loss) £m |
|---|---|---|---|---|---|---|
| BT Retail | 12,139 | 1,145 | 13,284 | 248 | (6) | 888 |
| BT Wholesale | 3,735 | 8,590 | 12,325 | 1,914 | – | 2,070 |
| BT Global Services | 2,185 | 2,493 | 4,678 | 2,835 | 144 | (2,481) |
| Concert | – | – | – | – | (1,123) | (1,123) |
| Other | 58 | 37 | 95 | 348 | (458) | (843) |
| Intra-group | – | (11,935) | (11,935) | – | – | – |
| **Total continuing activities** | **18,117** | **330** | **18,447** | **5,345** | **(1,443)** | **(1,489)** |
| mmO$_2$ | 2,273 | 392 | 2,665 | 648 | 5 | (461) |
| Other | 169 | 2 | 171 | 8 | 57 | 90 |
| Intra group | – | (724) | (724) | – | – | – |
| **Total discontinued activities** | **2,442** | **(330)** | **2,112** | **656** | **62** | **(371)** |
| **Group totals** | **20,559** | **–** | **20,559** | **6,001** | **(1,381)** | **(1,860)** |

## 2.   Segmental analysis continued

Transactions between divisions are at prices set in accordance with those agreed with Ofcom (and previously Oftel) where the services provided are subject to regulation. Other transactions are at arm's length.

The following tables show the capital expenditure on plant, equipment and property the net operating assets or liabilities and the net book value of associates and joint ventures by line of business for the year ended 31 March 2004 and 2003. Net operating assets comprise tangible and intangible fixed assets, stocks, debtors, less creditors (excluding loans and other borrowings) and provisions for liabilities and charges (excluding deferred tax).

| Year ended, or as at 31 March 2004 | Capital expenditure £m | Net operating assets (liabilities) £m | Interest in associates and joint ventures £m |
|---|---|---|---|
| BT Retail | 118 | (40) | (9) |
| BT Wholesale | 1,809 | 11,940 | – |
| BT Global Services | 479 | 1,291 | 89 |
| Other | 267 | 202 | 41 |
| **Total** | **2,673** | **13,393** | **121** |

| Year ended, or as at 31 March 2003 | Capital expenditure £m | Net operating assets (liabilities) £m | Interest in associates and joint ventures £m |
|---|---|---|---|
| BT Retail | 109 | (430) | (8) |
| BT Wholesale | 1,652 | 12,041 | – |
| BT Global Services | 445 | 1,912 | 141 |
| Other | 239 | 218 | 25 |
| **Total** | **2,445** | **13,741** | **158** |

| Information about geographic areas: | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| **Turnover with external customers** | | | |
| Attributable to UK | **17,190** | 17,536 | 16,703 |
| Attributable to non-UK countries[a] | **1,329** | 1,191 | 1,414 |
| **Total continuing activities[b]** | **18,519** | 18,727 | 18,117 |
| Attributable to UK | **–** | – | 1,555 |
| Attributable to non-UK countries[a] | **–** | – | 887 |
| **Total discontinued activities** | **–** | **–** | **2,442** |
| **Group turnover** | **18,519** | **18,727** | **20,559** |

[a]Turnover attributable to non-UK countries comprises the external turnover of group companies and branches operating outside the UK, income from non-UK operators for calls terminating in or in transit through the UK and turnover with non-UK joint ventures and associates.
[b]The group turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

| | 2004 £m | 2003 £m |
|---|---|---|
| **Group fixed assets are located** | | |
| UK | **14,591** | 14,785 |
| Europe, excluding the UK | **1,029** | 1,227 |
| Americas | **305** | 510 |
| Asia and Pacific | **143** | 139 |
| **Total** | **16,068** | **16,661** |

## 2.  Segmental analysis continued

Geographical segment analysis in accordance with the requirements of SSAP 25 is as follows:

| | 2004<br>£m | 2003<br>£m | 2002<br>£m |
|---|---:|---:|---:|
| **Total turnover on basis of origin** | | | |
| UK | **17,198** | 17,544 | 16,428 |
| Europe, excluding the UK | **1,272** | 2,151 | 2,449 |
| Americas | **151** | 155 | 2,000 |
| Asia and Pacific | **293** | 332 | 608 |
| **Total continuing activities**[a] | **18,914** | 20,182 | 21,485 |
| UK | **–** | – | 1,635 |
| Europe, excluding the UK | **–** | – | 927 |
| Americas | **–** | – | 36 |
| Asia and Pacific | **–** | – | 559 |
| **Total discontinued activities** | **–** | – | 3,157 |
| **Total** | **18,914** | 20,182 | 24,642 |

| | 2004<br>£m | 2003<br>£m | 2002<br>£m |
|---|---:|---:|---:|
| **Group turnover on basis of origin** | | | |
| UK | **17,190** | 17,536 | 16,703 |
| Europe, excluding the UK | **1,124** | 978 | 1,113 |
| Americas | **151** | 153 | 147 |
| Asia and Pacific | **54** | 60 | 154 |
| **Total continuing activities**[a] | **18,519** | 18,727 | 18,117 |
| UK | **–** | – | 1,555 |
| Europe, excluding the UK | **–** | – | 851 |
| Americas | **–** | – | 36 |
| **Total discontinued activities** | **–** | – | 2,442 |
| **Total** | **18,519** | 18,727 | 20,559 |

[a] The turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

The analysis of turnover by geographical area is stated on the basis of origin. In an analysis of turnover by destination, incoming and transit international calls by country of origin and turnover with non-UK joint ventures and associates would be treated differently but would not lead to a materially different geographical analysis. See ''information about geographic areas'' above.

## 2. Segmental analysis continued

| | 2004 £m | 2003 £m | 2002 £m |
|---|---:|---:|---:|
| **Group operating profit (loss)** | | | |
| UK | **3,008** | 3,220 | 2,628 |
| Europe, excluding the UK | **(132)** | (627) | (2,829) |
| Americas | **9** | (28) | 153 |
| Asia and Pacific | **(3)** | 7 | 2 |
| **Total continuing activities** | **2,882** | 2,572 | (46) |
| UK | **–** | – | 4 |
| Europe, excluding the UK | **–** | – | (429) |
| Americas | **–** | – | (6) |
| Asia and Pacific | **–** | – | (2) |
| **Total discontinued activities** | **–** | – | (433) |
| **Total** | **2,882** | 2,572 | (479) |

| | 2004 £m | 2003 £m | 2002 £m |
|---|---:|---:|---:|
| **Share of operating (losses) profits of associates and joint ventures, including goodwill amortisation** | | | |
| UK | **(1)** | (2) | (17) |
| Europe, excluding the UK | **(48)** | 305 | (240) |
| Americas | **–** | (1) | (1,135) |
| Asia and Pacific | **15** | 27 | (51) |
| **Total continuing activities** | **(34)** | 329 | (1,443) |
| UK | **–** | – | 5 |
| Europe, excluding the UK | **–** | – | 20 |
| Asia and Pacific | **–** | – | 37 |
| **Total discontinued activities** | **–** | – | 62 |
| **Total** | **(34)** | 329 | (1,381) |

| | 2004 | | | 2003 | | |
|---|---:|---:|---:|---:|---:|---:|
| | Net operating assets £m | Interest in associates and joint ventures £m | Total £m | Net operating assets (liabilities) £m | Interest in associates and joint ventures £m | Total £m |
| **Net operating assets (liabilities)** | | | | | | |
| UK | **11,433** | **7** | **11,440** | 12,197 | (8) | 12,189 |
| Europe, excluding the UK | **1,742** | **24** | **1,766** | 1,652 | 76 | 1,728 |
| Americas | **199** | **–** | **199** | (85) | – | (85) |
| Asia and Pacific | **19** | **90** | **109** | (23) | 90 | 67 |
| **Total** | **13,393** | **121** | **13,514** | 13,741 | 158 | 13,899 |

Net operating assets (liabilities) comprise tangible and intangible fixed assets, stocks, debtors, less creditors (excluding loans and other borrowings), and provisions for liabilities and charges (excluding deferred tax).

## 3.   Turnover
Group's share of associates' and joint ventures' turnover comprised:

| | 2004 £m | 2003 £m | 2002 £m |
|---|---:|---:|---:|
| Joint ventures: | | | |
| Continuing activities | 352 | 425 | 2,752 |
| Discontinued activities | – | – | 76 |
| | 352 | 425 | 2,828 |
| Associates: | | | |
| Continuing activities | 43 | 1,030 | 1,297 |
| Discontinued activities | – | – | 639 |
| | 43 | 1,030 | 1,936 |
| **Group's share of associates' and joint ventures' turnover** | **395** | **1,455** | **4,764** |

Concert, the joint venture with AT&T, was formed on 5 January 2000 and was unwound on 1 April 2002 (see note 17). The group's share of trading with Concert in the 2002 financial year, primarily in respect of international calls made to and from the UK and for services provided to Concert in the UK for the multinational customers transferred to Concert, is eliminated in arriving at total turnover, including the proportionate share of the group's associates and joint ventures, and is added back in arriving at group turnover.

## 4.   Other operating income

| | 2004 £m | 2003 £m | 2002 £m |
|---|---:|---:|---:|
| Seconded staff, administration and other services provided to Concert | – | – | 135 |
| Other | 177 | 215 | 226 |
| **Total continuing activities** | **177** | **215** | **361** |
| Discontinued activities | – | – | 1 |
| **Total other operating income** | **177** | **215** | **362** |

## 5.   Operating costs

| Total Group | 2004 £m | 2003 £m | 2002 £m |
|---|---:|---:|---:|
| Staff costs: | | | |
| Wages and salaries | 3,666 | 3,616 | 4,013 |
| Social security costs | 316 | 275 | 304 |
| Pension costs (note 31) | 404 | 321 | 382 |
| Employee share ownership[a] | 20 | 36 | 25 |
| Total staff costs | 4,406 | 4,248 | 4,724 |
| Own work capitalised | (677) | (583) | (659) |
| Depreciation (note 20) | 2,921 | 3,011 | 3,680 |
| Amortisation and impairment of goodwill and other intangibles (note 19) | 15 | 24 | 2,321 |
| Payments to telecommunications operators | 3,963 | 3,940 | 4,299 |
| Other operating costs | 5,186 | 5,730 | 7,035 |
| Total operating costs | 15,814 | 16,370 | 21,400 |
| Operating costs included the following: | | | |
| Early leaver costs[b] | 202 | 276 | 252 |
| Research and development | 334 | 380 | 362 |
| Rental costs relating to operating leases, including plant and equipment hire of | | | |
| £25 million (2003 – £34 million, 2002 – £51 million) | 370 | 395 | 283 |
| Foreign currency gains | (5) | (12) | (1) |
| Amortisation of goodwill and exceptional items comprising: | | | |
| Rectification costs | 30 | – | – |
| Property rationalisation provision | – | 198 | – |
| Goodwill impairment in subsidiary undertakings | – | – | 1,955 |
| Asset impairments | – | – | 324 |
| Costs relating to the Concert unwind | – | – | 172 |
| Costs relating to the demerger of mmO$_2$ | – | – | 109 |
| BT Retail call centre rationalisation costs | – | – | 68 |
| BT Wholesale bad debt (release) costs | (23) | – | 79 |
| Total exceptional items | 7 | 198 | 2,707 |
| Goodwill amortisation | 12 | 20 | 352 |
| Total amortisation of goodwill and exceptional items | 19 | 218 | 3,059 |

[a]Amount set aside for the year for allocation of ordinary shares in BT Group plc to eligible employees.
[b]Includes £61 million of leaver costs associated with the rationalisation of the BT Retail call centres in the year ended 31 March 2002.

The directors believe that the nature of the group's business is such that the analysis of operating costs required by the Companies Act 1985 is not appropriate. As required by the Act, the directors have therefore adapted the prescribed format so that operating costs are disclosed in a manner appropriate to the group's principal activity.

## 5. Operating costs continued

| Continuing activities | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| Staff costs: | | | |
|   Wages and salaries | 3,666 | 3,616 | 3,659 |
|   Social security costs | 316 | 275 | 270 |
|   Pension costs (note 31) | 404 | 321 | 367 |
|   Employee share ownership[a] | 20 | 36 | 25 |
| Total staff costs | 4,406 | 4,248 | 4,321 |
| Own work capitalised | (677) | (583) | (623) |
| Depreciation (note 20) | 2,921 | 3,011 | 3,266 |
| Amortisation and impairment of goodwill and other intangibles (note 19) | 15 | 24 | 2,079 |
| Payments to telecommunications operators | 3,963 | 3,940 | 4,289 |
| Other operating costs | 5,186 | 5,730 | 5,522 |
| Total operating costs | 15,814 | 16,370 | 18,854 |
| Operating costs included the following: | | | |
| Early leaver costs[b] | 202 | 276 | 247 |
| Research and development | 334 | 380 | 362 |
| Rental costs relating to operating leases, including plant and equipment hire of | | | |
|   £25 million (2003 – £34 million, 2002 – £51 million) | 370 | 395 | 277 |
| Foreign currency gains | (5) | (12) | (1) |
| Amortisation of goodwill and exceptional items comprising: | | | |
|   Rectification costs | 30 | – | – |
|   Property rationalisation provision | – | 198 | – |
|   Goodwill impairment in parent company and subsidiary undertakings | – | – | 1,955 |
|   Asset impairments | – | – | 324 |
|   Costs relating to the Concert unwind | – | – | 172 |
|   Costs relating to the demerger of $mmO_2$ | – | – | 98 |
|   BT Retail call centre rationalisation costs | – | – | 68 |
|   BT Wholesale bad debt (release) costs | (23) | – | 79 |
| Total exceptional items | 7 | 198 | 2,696 |
| Goodwill amortisation | 12 | 20 | 121 |
| Total amortisation of goodwill and exceptional items | 19 | 218 | 2,817 |

[a]Amount set aside for the year for allocation of ordinary shares in BT Group plc to eligible employees.
[b]Includes £61 million of leaver costs associated with the rationalisation of the BT Retail call centres in the year ended 31 March 2002.

## 5. Operating costs continued

| Discontinued activities | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| Staff costs: | | | |
| Wages and salaries | – | – | 354 |
| Social security costs | – | – | 34 |
| Pension costs (note 31) | – | – | 15 |
| Total staff costs | – | – | 403 |
| Own work capitalised | – | – | (36) |
| Depreciation (note 20) | – | – | 414 |
| Amortisation and impairment of goodwill and other intangibles (note 19) | – | – | 242 |
| Payments to telecommunications operators | – | – | 10 |
| Other operating costs | – | – | 1,513 |
| **Total operating costs** | **–** | **–** | **2,546** |
| Operating costs included the following: | | | |
| Early leaver costs | – | – | 5 |
| Rental costs relating to operating leases | – | – | 6 |
| Amortisation of goodwill and exceptional items comprising: | | | |
| Costs relating to the demerger of mmO$_2$ | – | – | 11 |
| Total exceptional items | – | – | 11 |
| Goodwill amortisation | – | – | 231 |
| **Total amortisation of goodwill and exceptional items** | **–** | **–** | **242** |

## 6. Group's share of operating (loss) profit of associates and joint ventures

The group's share of operating (loss) profit of associates and joint ventures comprised:

| | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| Joint ventures: | | | |
| Continuing activities | (38) | 119 | (1,483) |
| Discontinued activities | – | – | 19 |
| | (38) | 119 | (1,464) |
| Associates: | | | |
| Continuing activities | 4 | 210 | 40 |
| Discontinued activities | – | – | 43 |
| | 4 | 210 | 83 |
| **Group's share of operating (loss) profit of associates and joint ventures[a]** | **(34)** | **329** | **(1,381)** |

[a]Includes:

| | | | |
|---|---|---|---|
| Exceptional costs relating to the impairment of goodwill | 26 | – | 433 |
| Exceptional costs relating to the impairment of investments and (release) charge of related exit costs | – | (150) | 780 |
| Exceptional costs relating to the Concert unwind | – | – | 81 |
| Amortisation of goodwill arising in joint ventures and associates | – | 2 | 53 |

## 7.  Profit on sale of fixed asset investments and group undertakings

In December 2003, the group sold its 7.8% interest in Immarsat Ventures plc for total cash consideration of US$118 million (£67 million) realising a profit on disposal of £32 million.

Other gains of £6 million and losses of £2 million were recognised during the year ended 31 March 2004. The consideration received in relation to these disposals was £6 million.

In the year ended 31 March 2003, disposals of subsidiary undertakings resulted in losses of £9 million, the consideration received in relation to these disposals was £3 million.

In January 2003, the group sold its 26% interest in Cegetel Groupe SA to Vivendi Universal SA for consideration of €4,000 million (£2,603 million) in cash. The profit on disposal was £1,509 million, before the recognition of an exceptional interest charge of £293 million on closing out fixed interest rate swaps following receipt of the sale proceeds, and includes a write-back of £862 million of goodwill taken directly to reserves before April 1998.

In December 2002, the group sold its interest in Blu SpA for a consideration of £29 million. The profit on disposal was £19 million.

In October 2002, the group sold its 2% interest in Mediaset for consideration of £87 million in cash. The profit on disposal was £14 million.

In May 2002 and November 2002, the group sold its remaining holding of shares in BSkyB, received for the exchange of the residual interest in British Interactive Broadcasting, for consideration of £192 million recognising a profit of £131 million.

Other gains of £39 million and losses of £12 million were recognised during the year ended 31 March 2003. These gains and losses included a write-back of £7 million of goodwill taken directly to reserves before April 1998. The consideration received in relation to these disposals was £114 million.

In November 2001, as part of the mmO$_2$ demerger the group sold the mmO$_2$ business to mmO$_2$ plc for consideration of £18,489 million and a loss of £992 million was realised.

In June 2001, the group sold its interest in the Yell Group comprising mainly the Yellow Pages unit of BT, Yellow Pages Sales Limited and Yellow Book USA Inc. and its subsidiary undertakings. The consideration for this sale was £1,960 million and a profit of £1,128 million was realised. This profit includes a write-back of £9 million of goodwill taken directly to reserves before April 1998.

In December 2001, the group sold its wholly owned subsidiary Clear Communications Limited, which operates in New Zealand, for consideration of £119 million. A loss of £126 million was recognised on this sale, of which £45 million relates to goodwill taken directly to reserves before April 1998.

Other disposals of subsidiary companies in the year ended 31 March 2002 resulted in gains on disposal of £10 million.

A profit of £120 million was recognised for the exchange of the residual interest in British Interactive Broadcasting for BSkyB shares in May 2001. The consideration received was £241 million of BSkyB shares and the profit recognised relates to those shares that were marketable.

In June 2001, the group sold its effective 20% interest in Japan Telecom Co. Limited and its 20% interest in J-Phone Communications Co. Limited to Vodafone plc for £3,075 million in cash. Under the sale agreement, the group also sold shares representing 4.9% of J-Phone Communications Co. Limited obtained by exercising an option in June 2001 for £634 million in cash. The realised profit on the sale of the 20% interest in Japan Telecom Co. Limited and J-Phone Communications Co. Limited, and the sale of the 4.9% share of J-Phone Communications Co. Limited obtained through the exercise of options was £2,358 million.

In June 2001, the group sold its 17.81% interest in Airtel Movil SA to Vodafone plc for £1,084 million in cash. The profit on disposal was £844 million. Other gains of £135 million and losses of £80 million were also recognised during the year ended 31 March 2002. These gains and losses included a write-back of £14 million of goodwill taken directly to reserves before April 1998. The consideration received in relation to these disposals was £860 million, including deferred and non-cash amounts of £63 million.

## 8.  Profit on sale of property fixed assets

In December 2001, the group entered into a sale and leaseback transaction with Telereal under which substantially all of the group's interest in most of its UK freehold and long leasehold properties and its obligations in respect of rack rented properties were transferred to Telereal for cash consideration of £2,380 million. Of the total profit from the sale of property in the year to 31 March 2002, £1,019 million relates to this transaction.

## 9.  Amounts written off investments

Amounts written off investments were £nil (2003 – £7 million, 2002 – £535 million). In the year ended 31 March 2002 these were mainly attributable to investments in AT&T Canada, £347 million and Impsat, £157 million.

### 10. Interest receivable

| | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| Income from listed investments | 13 | 2 | 5 |
| Other interest receivable[a] | 283 | 187 | 334 |
| Group | 296 | 189 | 339 |
| Joint ventures | 2 | 1 | 14 |
| Associates | – | 5 | 7 |
| Total interest receivable | 298 | 195 | 360 |

[a]Includes an exceptional credit of £34 million credit in the year ended 31 March 2004 being one off interest recognised on full repayment of loan notes received as part of the original consideration from the disposal of Yell.

### 11. Interest payable

| | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| Interest payable and similar charges in respect of: | | | |
| Bank loans and overdrafts | 87 | 82 | 184 |
| Interest payable on finance leases | 19 | – | 10 |
| Other borrowings[abc] | 1,114 | 1,527 | 1,685 |
| Group | 1,220 | 1,609 | 1,879 |
| Joint ventures | 19 | 17 | 60 |
| Associates | – | 8 | 43 |
| Total interest payable | 1,239 | 1,634 | 1,982 |

[a]Includes an exceptional charge of £89 million in the year ended 31 March 2004 being the premium on repurchasing £813 million of the group's bonds.
[b]Includes an exceptional charge of £293 million in the year ended 31 March 2003 on the termination of interest rate swap agreements following the receipt of the Cegetel sale proceeds.
[c]Includes an exceptional charge of £162 million in the year ended 31 March 2002 on the novation of interest rate swap agreements as a consequence of the property sale and leaseback transaction with Telereal.

### 12. Tax on profit (loss) on ordinary activities

| | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| United Kingdom: | | | |
| Corporation tax at 30% | 328 | 447 | 275 |
| Taxation on the group's share of results of associates | – | – | 2 |
| Prior year adjustments | – | 12 | – |
| Non-UK taxation: | | | |
| Current | 37 | 47 | 23 |
| Taxation on the group's share of results of associates | – | 81 | 50 |
| Taxation on the group's share of results of joint ventures | – | – | 34 |
| Prior year adjustments | – | (26) | (7) |
| Total current taxation | 365 | 561 | 377 |
| Deferred taxation charge (credit) at 30% | | | |
| Origination and reversal of timing differences | 184 | (29) | 34 |
| Prior year adjustments | (10) | (73) | 32 |
| Total deferred taxation | 174 | (102) | 66 |
| Total tax on profit on ordinary activities | 539 | 459 | 443 |

The tax credit relating to exceptional items is £29 million (2003 – £139 million, 2002 – £143 million).

A tax charge on recognised gains and losses not included in the profit and loss account of £47 million (2003 – £16 million, 2002 – £11 million) related to exchange movements offset in reserves.

## 12. Tax on profit (loss) on ordinary activities continued

Current tax and total tax on profit on ordinary activities, differs from the amount computed by applying the corporation tax rate to profit on ordinary activities before taxation. The differences were attributable to the following factors:

| | 2004 % | 2003 % | 2002 % |
|---|---|---|---|
| UK corporation tax rate | 30.0 | 30.0 | 30.0 |
| Non-deductible depreciation, amortisation and impairment | 0.9 | 0.4 | 92.6 |
| Non-deductible non-UK losses | 1.6 | 3.3 | 17.8 |
| Higher taxes on non-UK profits | 0.2 | 0.4 | 0.8 |
| Excess depreciation over capital allowances | 3.2 | 3.4 | 9.7 |
| Pension provisions and prepayments | (9.9) | (3.2) | (11.5) |
| Other timing differences | (2.8) | 0.7 | (0.5) |
| Lower effective tax on gain on disposal of fixed asset investments and group undertakings | (1.3) | (16.5) | (66.3) |
| Higher (lower) effective tax on gain disposal of non-qualifying assets | – | 2.0 | (44.6) |
| Prior year adjustments | – | (2.0) | (0.5) |
| Other | (3.4) | (0.8) | (1.7) |
| **Current tax – effective corporation tax rate** | **18.5** | 17.7 | 25.8 |
| Deferred taxes on excess depreciation over capital allowances | (3.2) | (3.4) | (9.7) |
| Pension provisions and prepayments | 9.9 | 3.2 | 11.5 |
| Other timing differences | 2.8 | (0.7) | 0.5 |
| Prior year adjustments | (0.5) | (2.3) | 2.2 |
| **Total tax – effective corporation tax rate** | **27.5** | 14.5 | 30.3 |

### Factors that may affect future tax charges

The group operates in countries where the tax rate is different to the UK corporate tax rate, primarily the USA, the Netherlands, the Republic of Ireland, Germany and Spain.

As at 31 March 2004, the group had overseas corporate tax losses estimated to be £1 billion which are not recognised as deferred tax assets. In addition, the group has unutilised capital losses estimated to be in excess of £10 billion which were not recognised as deferred tax assets.

## 13. Minority Interests

| | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| Minority interests in (losses) profits: | | | |
| Group | (8) | 4 | 7 |
| Associates | – | 8 | 16 |
| **Total minority interests** | **(8)** | 12 | 23 |

## 14. Dividends

| | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| Interim dividends paid | 478 | 221 | 45 |
| Proposed final dividend | 454 | 366 | 173 |
| **Total dividends** | **932** | 587 | 218 |

### 15. Reconciliation of operating profit (loss) to operating cash flows

| | 2004 £m | 2003 £m | 2002 £m |
|---|---:|---:|---:|
| Group operating profit (loss) | 2,882 | 2,572 | (479) |
| Depreciation | 2,921 | 3,011 | 3,680 |
| Goodwill amortisation and impairment | 15 | 24 | 2,321 |
| (Increase) decrease in stocks | (6) | 31 | 43 |
| Decrease (increase) in debtors | 405 | 764 | (545) |
| (Decrease) increase in creditors | (175) | (294) | 803 |
| Increase in pension prepayment and decrease in pension liabilities | (655) | (314) | (537) |
| (Decrease) increase in provisions | (49) | 171 | 52 |
| Other | 47 | 58 | (81) |
| **Net cash inflow from operating activities** | **5,385** | **6,023** | **5,257** |
| Analysed as: | | | |
| Continuing activities | **5,385** | 6,023 | 5,023 |
| Discontinued activities | **–** | – | 234 |
| **Net cash inflow from operating activities** | **5,385** | **6,023** | **5,257** |

### 16. Management of liquid resources

| | 2004 £m | 2003 £m | 2002 £m |
|---|---:|---:|---:|
| Purchase of short-term investments and payments into short-term deposits over 3 months | (5,306) | (3,990) | (7,601) |
| Sale of short-term investments and withdrawals from short-term deposits over 3 months | 4,467 | 4,082 | 4,697 |
| Net movement of short-term investments and short-term deposits under 3 months not repayable on demand | 1,962 | (1,821) | 1,042 |
| **Net cash inflow (outflow) from management of liquid resources** | **1,123** | **(1,729)** | **(1,862)** |

Movements in all short-term investments and deposits not repayable on demand are reported under the heading of management of liquid resources.

## 17. Acquisitions and disposals
### Acquisition of subsidiary companies and businesses

| Year ended 31 March 2004 | Total[a] £m |
|---|---|
| Consideration: | |
| Cash | 33 |
| Deferred | 3 |
| **Total** | **36** |

| Year ended 31 March 2003 | Concert[b] £m | Other[c] £m | Total £m |
|---|---|---|---|
| Consideration: | | | |
| Cash | – | 13 | 13 |
| Carrying value of Concert global venture | 338 | – | 338 |
| **Total** | **338** | **13** | **351** |

In addition, net cash of £56 million was received in settlement of the unwind of the Concert global venture.

| Year ended 31 March 2002 | Esat Digifone[d] £m | Other[e] £m | Total £m |
|---|---|---|---|
| Consideration: | | | |
| Cash | 869 | 27 | 896 |
| Deferred | – | 8 | 8 |
| **Total** | **869** | **35** | **904** |

[a] On 5 January 2004 the group acquired the UK trade and assets of BT Expedite Limited (formerly NSB Retail plc) for consideration of £17 million (£2 million deferred). The net liabilities acquired amounted to £1 million giving rise to goodwill of £18 million which is being amortised over a period of 5 years. On 15 March 2004 the group acquired a controlling interest in Transcomm plc for consideration of £15 million. The group's share of the net assets acquired was £2 million, giving rise to goodwill of £13 million which is being amortised over a period of 13 years. On 13 January 2004 the group took full control of Siosistemi SpA for consideration of £4 million including deferred consideration of £1 million. Net assets of £1 million were acquired giving rise to goodwill of £4 million which is being amortised over a period of 10 years.

[b] On completion of the unwind of Concert on 1 April 2002, the former Concert businesses, customer accounts and networks were returned to the two parent companies with BT and AT&T each taking ownership of substantially those parts of the Concert global venture originally contributed by them. As part of the settlement with AT&T for the unwind of the Concert global venture BT received net cash of US$72 million (£56 million). This net settlement included the receipt of US$350 million reflecting the allocation of the businesses and the payment of US$278 million to achieve the equal division of specified working capital and other liability balances. The results of the acquired businesses, both pre and post acquisition, cannot be separately identified and, therefore, cannot be reported.

| | Book value and fair value £m |
|---|---|
| Fixed assets | 398 |
| Current assets | 301 |
| Current liabilities | (405) |
| Provisions for liabilities and charges | (2) |
| Long-term debt | (10) |
| Group's share of original book value and fair value of net assets | 282 |
| Net receivable from AT&T | 56 |
| Total net assets acquired | 338 |
| Goodwill | – |
| **Total cost** | **338** |

The consideration was satisfied through the unwind of the Concert global venture, the carrying value of which was £338 million. Accordingly, there is no further profit or loss on the unwind and no goodwill on the acquisition.

## 17. Acquisitions and disposals continued

[c]During the year ended 31 March 2003, the acquisition of other subsidiary companies and businesses and the consideration given comprised:

|  | Book value and fair value £m |
|---|---|
| Fixed assets | 1 |
| Current liabilities | (1) |
| Group's share of original book value of net assets and fair value to group | – |
| Goodwill | 13 |
| **Total cost** | **13** |

[d]On 18 April 2001, the group took full control of $O_2$ Communications (Ireland) (formerly Esat Digifone). Under an agreement made in 2000 the group purchased from Telenor its 49.5% interest in Esat Digifone for £869 million. Goodwill arising on the acquisition was being amortised over 20 years until it was demerged with mm$O_2$.

|  | Book value and fair value £m |
|---|---|
| Minority interest | (7) |
| Group's share of original book value of net liabilities | (7) |
| Goodwill | 876 |
| **Total cost** | **869** |

[e]Other subsidiary companies

During the year ended 31 March 2002, the acquisition of interests in other subsidiary companies and the consideration given comprised:

|  | Book value and fair value £m |
|---|---|
| Fixed assets | 3 |
| Current assets | 5 |
| Current liabilities | (6) |
| Group's share of original book value of net assets and fair value to group | 2 |
| Goodwill | 33 |
| **Total cost** | **35** |

**Acquisition of associates and Joint Ventures**

On 31 July 2003 the group's effective interest in Albacom SpA increased by 3% to 26%.

During the year ended 31 March 2002 the group increased its interest in Blu SpA.

| Year ended 31 March 2002 | Blu[f] £m |
|---|---|
| Group share of original book value of net assets and fair value to the group | 16 |
| Goodwill | 50 |
| **Total cost** | **66** |

[f]On 31 January 2002, one of the venture partners in Blu exercised a put option for BT to purchase a 9% interest for £66 million. The cost of £66 million arising on this purchase was written off. In addition in the year ended 31 March 2002 the value of BT's investment was reviewed and provision was made for the associated impairment and exit costs. In December 2002 the group sold its interest in Blu (note 7).

**17. Acquisitions and disposals** continued

**Disposal of subsidiaries and the demerger of $mmO_2$**

In the year ended 31 March 2003, BT disposed of subsidiaries with net assets of £12 million. Consideration amounted to £3 million resulting in a loss on disposal of £9 million.

The table below analyses the disposal of subsidiaries and the demerger of $mmO_2$ for the year ended 31 March 2002.

| Year ended 31 March 2002 | $mmO_2$[g] £m | Yell[h] £m | Other £m | Total £m |
|---|---|---|---|---|
| Net assets disposed of: | | | | |
| Fixed assets | 20,459 | 467 | 211 | **21,137** |
| Stocks | 109 | 98 | – | **207** |
| Debtors | 1,381 | 400 | 19 | **1,800** |
| Cash | 112 | 21 | 7 | **140** |
| Creditors: amounts falling due within one year | (1,790) | (153) | (46) | **(1,989)** |
| Creditors: amounts falling due after more than one year | – | (10) | – | **(10)** |
| Provisions | (229) | – | – | **(229)** |
| Intercompany loans | (561) | – | – | **(561)** |
| Goodwill previously written off to reserves | – | 9 | 44 | **53** |
| Net assets disposed of | 19,481 | 832 | 235 | **20,548** |
| Profit (loss) on disposal | (992) | 1,128 | (116) | **20** |
| **Consideration** | **18,489** | **1,960** | **119** | **20,568** |
| Cash | – | 1,859 | 119 | **1,978** |
| Loan to parent undertaking | 18,489 | – | – | **18,489** |
| Loan notes | – | 60 | – | **60** |
| Other | – | 41 | – | **41** |
| **Total** | **18,489** | **1,960** | **119** | **20,568** |

In addition £9 million deferred consideration was received during the year ended 31 March 2002 in settlement of the disposals on 18 July 1999 of BT New Towns Cable Limited and Westminster Cable Limited.

Amounts included in the cash flow statement for the year ended 31 March 2002 attributable to $mmO_2$ and Yell and the results of $mmO_2$ and Yell included in the results of the 2002 financial year to the date of demerger and disposal respectively were:

| | $mmO_2$ £m | Yell £m |
|---|---|---|
| Net cash flow from operating activities | 227 | 7 |
| Capital expenditure | 865 | 2 |
| Decrease in cash in the year | (262) | (4) |
| | | |
| Results of $mmO_2$ and Yell included to date of demerger/disposal: | | |
| Group turnover | 2,665 | 171 |
| Total operating (loss) profit | (461) | 33 |
| (Loss) profit before taxation | (569) | 27 |
| Taxation charge | (24) | (9) |
| (Loss) profit for the financial year | (593) | 18 |

[g]On 19 November 2001, BT completed the demerger of $mmO_2$, the group's former mobile phone business in Europe. $mmO_2$ consisted of $O_2$ UK Limited (formerly BT Cellnet Limited), $O_2$ Communications (Ireland) Limited (formerly Esat Digifone Limited), Telfort Mobiel BV, Viag Interkom GmbH & Co, Manx Telecom and Genie.

[h]On 22 June 2001, BT completed the sale of the Yell Group. The Yell Group consisted of the Yellow Pages division of British Telecommunications plc, Yellow Pages Sales Limited and Yellow Book USA Inc., and its group undertakings.

## 18. Net debt

| | At 1 April 2003 £m | Cash flow £m | Acquisition of subsidiary undertakings £m | Other non-cash changes £m | Currency movement £m | At 31 March 2004 £m |
|---|---|---|---|---|---|---|
| **Analysis of net debt** | | | | | | |
| Cash in hand and at bank | 89 | (42) | – | – | – | **47** |
| Overnight deposits | 268 | 24 | – | – | – | **292** |
| Bank overdrafts | (4) | 2 | – | – | – | **(2)** |
| | 353 | (16) | – | – | – | **337** |
| Other current asset investments | 6,070 | (1,123) | – | (74) | (4) | **4,869** |
| **Short-term investments and cash, less bank overdrafts** | 6,423 | (1,139) | – | (74) | (4) | **5,206** |
| Debt due within one year, excluding bank overdrafts | (2,545) | 2,144 | – | (869) | – | **(1,270)** |
| Debt due after one year | (13,456) | 157 | (1) | 874 | – | **(12,426)** |
| **Total debt, excluding bank overdrafts** | (16,001) | 2,301 | (1) | 5 | – | **(13,696)** |
| **Net debt** | (9,578) | 1,162 | (1) | (69) | (4) | **(8,490)** |

| | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| **Reconciliation of net cash flow to movement in net debt** | | | |
| (Decrease) increase in cash in the year | **(16)** | (21) | 90 |
| Cash outflow from decrease in debt | **2,301** | 2,514 | 11,976 |
| Cash (outflow) inflow from increase in liquid resources | **(1,123)** | 1,729 | 1,862 |
| Decrease in net debt resulting from cash flows | **1,162** | 4,222 | 13,928 |
| Currency and translation movements | **(4)** | (67) | (32) |
| (Increase) decrease in debt on acquisition or disposal of subsidiary undertakings | **(1)** | 13 | 75 |
| Other non-cash movements | **(69)** | (43) | 268 |
| Decrease in net debt in the year | **1,088** | 4,125 | 14,239 |
| Net debt at 1 April | **(9,578)** | (13,703) | (27,942) |
| **Net debt at 31 March** | **(8,490)** | (9,578) | (13,703) |

On the demerger, mmO$_2$ had net debt of approximately £500 million of which BT was owed approximately £449 million in addition to ordinary trading account balances. mmO$_2$ repaid this loan to BT on 19 November 2001.

## 19. Intangible assets

| Group | Goodwill £m | Telecommuni- cation licences and other £m | Total £m |
|---|---|---|---|
| **Cost** | | | |
| 1 April 2003 | 2,578 | 21 | 2,599 |
| Acquisitions | 35 | 1 | 36 |
| Disposals | – | (13) | (13) |
| Currency movements | (28) | – | (28) |
| **Total cost at 31 March 2004** | **2,585** | **9** | **2,594** |
| **Amortisation** | | | |
| 1 April 2003 | 2,371 | 10 | 2,381 |
| Charge for the year | 12 | 3 | 15 |
| Disposals | – | (6) | (6) |
| **Total amortisation at 31 March 2004** | **2,383** | **7** | **2,390** |
| **Net book value at 31 March 2004** | **202** | **2** | **204** |
| Net book value at 31 March 2003 | 207 | 11 | 218 |

| Company | Goodwill £m |
|---|---|
| **Cost** | |
| 1 April 2003 | 6 |
| Acquisitions | 18 |
| **Total cost at 31 March 2004** | **24** |
| **Amortisation** | |
| 1 April 2003 | – |
| Charge for the year | 1 |
| **Total amortisation at 31 March 2004** | **1** |
| **Net book value at 31 March 2004** | **23** |
| Net book value at 31 March 2003 | 6 |

## 20. Tangible fixed assets

| Group | Land and[a] buildings £m | Plant and[b] equipment £m | Assets in course of construction £m | Total £m |
|---|---|---|---|---|
| **Cost** | | | | |
| 1 April 2003 | 955 | 34,346 | 958 | 36,259 |
| Acquisitions of subsidiary undertakings | 7 | 38 | – | 45 |
| Additions[c] | 20 | 691 | 1,942 | 2,653 |
| Transfers | 75 | 1,969 | (2,044) | – |
| Disposals and adjustments | (120) | (1,388) | (10) | (1,518) |
| Currency movements | (8) | (77) | (26) | (111) |
| **Total cost at 31 March 2004** | **929** | **35,579** | **820** | **37,328** |
| **Depreciation** | | | | |
| 1 April 2003 | 352 | 20,064 | – | 20,416 |
| Acquisitions of subsidiary undertakings | 5 | 35 | – | 40 |
| Charge for the year | 53 | 2,868 | – | 2,921 |
| Disposals and adjustments | (67) | (1,352) | – | (1,419) |
| Currency movements | (3) | (49) | – | (52) |
| **Total depreciation at 31 March 2004** | **340** | **21,566** | **–** | **21,906** |
| **Net book value at 31 March 2004** | **589** | **14,013** | **820** | **15,422** |
| Engineering stores | – | – | 65 | 65 |
| **Total tangible fixed assets at 31 March 2004** | **589** | **14,013** | **885** | **15,487** |
| Net book value at 31 March 2003 | 603 | 14,282 | 958 | 15,843 |
| Engineering stores | – | – | 45 | 45 |
| Total tangible fixed assets at 31 March 2003 | 603 | 14,282 | 1,003 | 15,888 |

**20. Tangible fixed assets** continued

| Company | Land and buildings[a] £m | Plant and[b] equipment £m | Assets in course of construction £m | Total £m |
|---|---:|---:|---:|---:|
| **Cost** | | | | |
| 1 April 2003 | 738 | 31,757 | 696 | 33,191 |
| Additions | – | 259 | 2,089 | 2,348 |
| Transfers | 74 | 1,940 | (2,014) | – |
| Disposals and adjustments | (110) | (1,219) | 2 | (1,327) |
| **Total cost at 31 March 2004** | **702** | **32,737** | **773** | **34,212** |
| **Depreciation** | | | | |
| 1 April 2003 | 288 | 18,730 | – | 19,018 |
| Charge for the year | 37 | 2,497 | – | 2,534 |
| Disposals and adjustments | (61) | (1,236) | – | (1,297) |
| **Total depreciation at 31 March 2004** | **264** | **19,991** | **–** | **20,255** |
| **Net book value at 31 March 2004** | **438** | **12,746** | **773** | **13,957** |
| Engineering stores | – | – | 65 | 65 |
| **Total tangible fixed assets at 31 March 2004** | **438** | **12,746** | **838** | **14,022** |
| Net book value at 31 March 2003 | 450 | 13,027 | 696 | 14,173 |
| Engineering stores | – | – | 45 | 45 |
| Total tangible fixed assets at 31 March 2003 | 450 | 13,027 | 741 | 14,218 |

| | Group | | Company | |
|---|---:|---:|---:|---:|
| | **2004 £m** | 2003 £m | **2004 £m** | 2003 £m |
| [a]The net book value of land and buildings comprised: | | | | |
| Freehold | **363** | 374 | **307** | 307 |
| Long leases (over 50 years unexpired) | **13** | 27 | **4** | 4 |
| Short leases | **213** | 202 | **127** | 139 |
| **Total net book value of land and buildings** | **589** | **603** | **438** | **450** |

[b]The net book value of assets held under finance leases included within plant and equipment at 31 March 2004 was £620 million (2003 – £6 million) for the group and £614 million (2003 – £nil) for the company.

| | Group | |
|---|---:|---:|
| | **2004 £m** | 2003 £m |
| [c]Expenditure on tangible fixed assets comprised: | | |
| Plant and equipment | | |
| Transmission equipment | **1,324** | 1,277 |
| Exchange equipment | **150** | 228 |
| Other network equipment | **585** | 466 |
| Computers and office equipment | **205** | 281 |
| Motor vehicles and other | **316** | 162 |
| Land and buildings | **73** | 40 |
| | **2,653** | **2,454** |
| Increase (decrease) in engineering stores | **20** | (9) |
| **Total expenditure on tangible fixed assets** | **2,673** | **2,445** |

## 21. Fixed asset investments

| Group | Interests in associates and joint ventures[b] | | | | |
|---|---|---|---|---|---|
| | Shares £m | Loans £m | Share of post acquisition profits (losses) £m | Other investments[c] £m | Total £m |
| **Cost** | | | | | |
| 1 April 2003 | 595 | 20 | (236) | 585 | 964 |
| Additions | 23 | 9 | – | 19 | 51 |
| Disposals | (8) | – | (26) | (197) | (231) |
| Share of losses for the year | – | – | (54) | – | (54) |
| Currency movements | (2) | (1) | 1 | (2) | (4) |
| Other movements | – | – | 13 | – | 13 |
| **Total cost at 31 March 2004** | **608** | **28** | **(302)** | **405** | **739** |
| **Provisions and amounts written off** | | | | | |
| 1 April 2003 | (221) | – | – | (188) | (409) |
| Disposals | 11 | – | – | 41 | 52 |
| Increase in the year | (3) | – | – | (2) | (5) |
| **Total provisions and amounts written off at 31 March 2004** | **(213)** | **–** | **–** | **(149)** | **(362)** |
| **Net book value at 31 March 2004** | **395** | **28** | **(302)** | **256** | **377** |
| Net book value at 31 March 2003 | 374 | 20 | (236) | 397 | 555 |

| Company | Subsidiary undertakings | | Associates and joint ventures £m | Other investments £m | Total £m |
|---|---|---|---|---|---|
| | Shares £m | Loans £m | | | |
| **Cost** | | | | | |
| 1 April 2003 | 42,925 | 5 | 31 | 565 | 43,526 |
| Additions | 1,995 | – | 21 | 41 | 2,057 |
| Disposals | (35) | – | – | (126) | (161) |
| Repayments and other transfers | – | – | (38) | 6 | (32) |
| Currency movements | (77) | – | (1) | – | (78) |
| **Total cost at 31 March 2004** | **44,808** | **5** | **13** | **486** | **45,312** |
| **Provisions and amounts written off** | | | | | |
| 1 April 2003 | (18,745) | – | (10) | (270) | (19,025) |
| Disposals | 2 | – | – | – | 2 |
| Increase in the year | – | – | – | (1) | (1) |
| **Total provisions and amounts written off at 31 March 2004** | **(18,743)** | **–** | **(10)** | **(271)** | **(19,024)** |
| **Net book value at 31 March 2004** | **26,065** | **5** | **3** | **215** | **26,288** |
| Net book value at 31 March 2003 | 24,180 | 5 | 21 | 295 | 24,501 |

**21. Fixed asset investments** continued

[a]**Subsidiary undertakings, associates and joint ventures**

Details of the principal operating subsidiary undertakings, joint ventures and associates are set out on page 80.

[b]**Associates and joint ventures**

| | 2004 £m | 2003 £m |
|---|---|---|
| Associates: | | |
| Goodwill | 1 | 1 |
| Loans | – | 1 |
| Share of other net assets | 23 | 25 |
| Total associates | 24 | 27 |
| Joint ventures: | | |
| Loans | 28 | 19 |
| Share of other net assets | 69 | 112 |
| Total joint ventures | 97 | 131 |
| Net book value at 31 March | 121 | 158 |

The group's proportionate share of its associates' and joint ventures' assets and liabilities, in aggregate, at 31 March was as follows:

| | 2004 £m | 2003 £m |
|---|---|---|
| Fixed assets | 347 | 570 |
| Current assets | 149 | 186 |
| Current liabilities | (217) | (344) |
| Net current liabilities | (68) | (158) |
| Non-current liabilities | (187) | (271) |
| Minority interests | – | (4) |
| Share of net assets | 92 | 137 |

The group's proportionate share of its associates' and joint ventures' losses less profits before taxation excluding minority interests totalled £51 million (profits less losses 2003 – £310 million, losses less profits 2002 – £1,463 million) and its share of their losses less profits attributable to shareholders excluding minority interests totalled £51 million for the year ended 31 March 2004 (profits less losses 2003 – £229 million, losses less profits 2002 – £1,548 million).

[c]**Other investments**

Other investments include ordinary shares of BT Group plc, with a net book value of £53 million (2003 – £61 million) and a market value of £54 million (2003 – £50 million), held in trust for the BT Incentive Share Plan, the BT Retention Share Plan, the BT Executive Share Plan and the BT Deferred Bonus Plan. In the 2003 financial year they also include ordinary shares of BT Group plc with a net book value of £37 million and a market value of £25 million, held in trust for the employee share save scheme. In the group balance sheet at 31 March 2004, listed investments were held with a book value of £22 million (2003 – £22 million) and a market value of £20 million (2003 – £15 million).

## 22. Debtors

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Trade debtors[a] | 2,126 | 2,240 | 1,621 | 1,852 |
| Amounts owed by subsidiary undertakings | – | – | 1,318 | 1,825 |
| Amount owed by parent undertaking | 18,489 | 18,489 | 18,489 | 18,489 |
| Amounts owed by joint ventures (trading) | 5 | 9 | 5 | 6 |
| Other debtors | 335 | 517 | 308 | 319 |
| Accrued income | 1,392 | 1,486 | 970 | 664 |
| Pension fund prepayment[b] | 1,172 | 630 | 1,172 | 630 |
| Other prepayments | 167 | 161 | 191 | 118 |
| **Total debtors** | **23,686** | **23,532** | **24,074** | **23,903** |

[a]Trade debtors are stated after deducting £345 million (2003 – £491 million) for doubtful debts. The amount charged to the group profit and loss account for doubtful debts for the year ended 31 March 2004 was £136 million net of an exceptional credit of £23 million (2003 – £264 million).
[b]Falling due after more than one year.

## 23. Current asset investments

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Listed investments | 1,245 | 265 | – | – |
| Short-term loans to subsidiary undertakings | – | – | 6,519 | 7,862 |
| Other short-term deposits and investments[a] | 3,916 | 6,073 | 654 | 454 |
| **Total current asset investments** | **5,161** | **6,338** | **7,173** | **8,316** |
| Market value of listed investments | **1,245** | 266 | – | – |

[a]Included within other short term deposits and investments is £144 million invested with a swap counterparty (2003 – £149 million). The counterparty has security over this investment in the event of BT defaulting on the swap.

## 24. Loans and other borrowings

| | Group 2004 £m | Group 2003 £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|
| US dollar 8.875% notes 2030 (minimum 8.625%[a]) | **1,686** | 1,928 | **1,686** | 1,928 |
| 5.75% bonds 2028 | **596** | 596 | **596** | 596 |
| 3.5% indexed linked notes 2025 | **270** | 262 | **270** | 262 |
| 8.625% bonds 2020 | **297** | 297 | **297** | 297 |
| 7.75% notes 2016 (minimum 7.5%[a]) | **691** | 691 | **691** | 691 |
| Euro 7.125% notes 2011 (minimum 6.875%[a]) | **734** | 1,368 | **734** | 1,368 |
| US dollar 8.375% notes 2010 (minimum 8.125%[a]) | **1,795** | 2,049 | **1,795** | 2,049 |
| US dollar 8.765% bonds 2009 | **123** | 138 | **–** | – |
| Euro 11.875% senior notes 2009 | **3** | 3 | **–** | – |
| US dollar convertible 2008 (0.75%) | **97** | – | **–** | – |
| US dollar 7% notes 2007 | **596** | 606 | **596** | 606 |
| 12.25% bonds 2006 | **229** | 229 | **229** | 229 |
| 7.375% notes 2006 (minimum 7.125%[a]) | **398** | 398 | **398** | 398 |
| Euro 6.375% notes 2006 (minimum 6.125%[a]) | **1,861** | 1,858 | **1,861** | 1,858 |
| US dollar 7.875% notes 2005 (minimum 7.624%[a]) | **1,902** | 1,942 | **1,902** | 1,942 |
| US dollar 6.75% bonds 2004 | **597** | 604 | **597** | 604 |
| Euro 5.875% notes 2004 (minimum 5.625%[a]) | **–** | 1,087 | **–** | 1,087 |
| US dollar floating rate notes 2003[a] | **–** | 761 | **–** | 761 |
| 7.125% bonds 2003 | **–** | 500 | **–** | 500 |
| Total listed bonds, debentures and notes | **11,875** | 15,317 | **11,652** | 15,176 |
| Lease finance | **1,099** | 13 | **1,092** | 42 |
| Bank loans due 2001-2009 (average effective interest rate 9.8%) | **480** | 558 | **–** | – |
| Floating rate note 2001-2009 (average effective interest rate 4.1%) | **101** | 112 | **101** | 112 |
| Floating rate loan 2006 (average effective interest rate 4.6%) | **140** | – | **–** | – |
| Other loans | **–** | – | **–** | 57 |
| Bank overdrafts and other short-term borrowings | **2** | 4 | **6,620** | 2,059 |
| Loans from subsidiary undertakings | **–** | – | **27,091** | 28,372 |
| Loan from ultimate parent undertaking | **1** | 1 | **1** | 1 |
| **Total loans and other borrowings** | **13,698** | 16,005 | **46,557** | 45,819 |

[a]The interest rate payable on these notes will be subject to adjustment from time to time if either Moody's or Standard and Poor's (S&P) reduces the rating ascribed to the group's senior unsecured debt below A3 in the case of Moody's or below A minus in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody's or S&P subsequently increase the rating ascribed to the group's senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the table above.

## 24. Loans and other borrowings continued

Apart from the lease finance all borrowings at 31 March 2004 are unsecured. Lease finance is repayable by instalments.

|  | Group | | Company | |
|---|---|---|---|---|
|  | **2004**<br>**£m** | 2003<br>£m | **2004**<br>**£m** | 2003<br>£m |
| Repayments fall due as follows: | | | | |
| Within one year, or on demand | **1,272** | 2,549 | **34,084** | 32,958 |
| Between one and two years | **4,361** | 846 | **4,344** | 613 |
| Between two and three years | **777** | 4,031 | **776** | 4,037 |
| Between three and four years | **854** | 501 | **853** | 406 |
| Between four and five years | **100** | 606 | **92** | 614 |
| After five years | **6,334** | 7,472 | **6,408** | 7,191 |
| Total due for repayment after more than one year | **12,426** | 13,456 | **12,473** | 12,861 |
| **Total loans and other borrowings** | **13,698** | 16,005 | **46,557** | 45,819 |

## 25. Other creditors

|  | Group | | Company | |
|---|---|---|---|---|
|  | **2004**<br>**£m** | 2003<br>£m | **2004**<br>**£m** | 2003<br>£m |
| Trade creditors | **2,307** | 2,772 | **1,621** | 1,751 |
| Amounts owed to group undertakings | **1** | 2 | **1,068** | 1,675 |
| Amounts owed to joint ventures (trading) | **1** | 3 | **–** | – |
| Corporation taxes | **441** | 406 | **–** | 70 |
| Other taxation and social security | **448** | 438 | **403** | 381 |
| Other creditors | **1,358** | 1,386 | **853** | 1,270 |
| Accrued expenses | **729** | 718 | **590** | 571 |
| Deferred income | **1,532** | 1,040 | **1,428** | 923 |
| Dividends payable | **454** | 366 | **454** | 366 |
| **Total other creditors** | **7,271** | 7,131 | **6,417** | 7,007 |

## 26. Provisions for liabilities and charges

| Provisions for liabilities and charges excluding deferred taxation | Property<br>provisions[a]<br>£m | Pension<br>provisions[b]<br>£m | Other<br>provisions[c]<br>£m | Total<br>£m |
|---|---|---|---|---|
| **Group** | | | | |
| Balances at 1 April 2003 | 258 | 33 | 68 | 359 |
| Charged against profit for the year | – | 5 | 16 | 21 |
| Unwind of discount | 5 | – | – | 5 |
| Utilised in the year | (70) | (2) | – | (72) |
| **Total provisions at 31 March 2004** | **193** | **36** | **84** | **313** |
| **Company** | | | | |
| Balances at 1 April 2003 | 53 | 33 | 15 | 101 |
| Charged against profit for the year | – | 5 | 1 | 6 |
| Unwind of discount | 5 | – | – | 5 |
| Utilised in the year | (61) | (2) | – | (63) |
| Transfer in | 196 | – | – | 196 |
| **Total provisions at 31 March 2004** | **193** | **36** | **16** | **245** |

[a]Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties and the onerous lease provision on rationalisation of the group's London office portfolio. The provisions will be utilised over the remaining lease periods.
[b]Provision for unfunded pension obligations which will be utilised over the remaining lives of the beneficiaries.
[c]Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation which will be utilised as the obligations are settled.

## 26. Provisions for liabilities and charges continued
**Deferred taxation**
Deferred tax is provided for in full on certain timing differences. BT does not discount the provision.

| | Group £m | Company £m |
|---|---|---|
| Balance at 1 April 2003 | 2,017 | 2,006 |
| Charge against profit for the year | 174 | 186 |
| **Total deferred tax provision at 31 March 2004** | **2,191** | **2,192** |

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Tax effect of timing differences due to: | | | | |
| Excess capital allowances | 1,960 | 2,035 | 1,944 | 2,006 |
| Pension prepayment | 335 | 167 | 335 | 167 |
| Other | (104) | (185) | (87) | (167) |
| **Total provision for deferred taxation** | **2,191** | **2,017** | **2,192** | **2,006** |

## 27. Called up share capital
The authorised share capital of the company throughout the year ended 31 March 2004 was £2,625,000,001 divided into 10,500,000,004 ordinary shares of 25p each.

The allotted, called up and fully paid share capital of the company was £2,172 million at 31 March 2004 (2003 – £2,172 million), representing 8,689,755,905 ordinary shares (2003 – 8,689,755,905 ordinary shares).

## 28. Reconciliation of movement in shareholders' funds

| | Share capital £m | Share premium account[a] £m | Capital redemption reserve[a] £m | Other reserves[a] £m | Profit and loss account £m | Total £m |
|---|---|---|---|---|---|---|
| **Group** | | | | | | |
| Balances at 1 April 2001 | 1,646 | 2,195 | 747 | 137 | 7,329 | 12,054 |
| Rights issue[d] | 494 | 5,382 | – | – | – | 5,876 |
| Shares issued to special purpose trust[e] | 14 | 159 | – | – | – | 173 |
| Goodwill, previously written off to reserves, taken back to the profit and loss account[g] (note 7) | – | – | – | – | 68 | 68 |
| Employee share option schemes – 64 million shares issued | 16 | 239 | – | – | – | 255 |
| Movement relating to BT's employee share ownership trust[b] | – | – | – | – | (70) | (70) |
| Currency movements (including £36 million net movements in respect of foreign currency borrowings)[c] | – | – | – | – | (15) | (15) |
| Profit for the financial year | – | – | – | – | 3 | 3 |
| Dividends | – | – | – | – | (218) | (218) |
| Other movements | – | – | – | 1 | – | 1 |
| Balances at 1 April 2002 | 2,170 | 7,975 | 747 | 138 | 7,097 | 18,127 |
| Goodwill, previously written off to reserves, taken back to the profit and loss account[g] (note 7) | – | – | – | – | 869 | 869 |
| Shares issued – 8 million shares issued | 2 | 25 | – | – | – | 27 |
| Transfer between reserves[h] | – | – | – | (27) | 27 | – |
| Currency movements (including £106 million net movements in respect of foreign currency borrowings)[c] | – | – | – | – | 5 | 5 |
| Profit for the financial year | – | – | – | – | 2,686 | 2,686 |
| Dividends | – | – | – | – | (587) | (587) |
| Balances at 1 April 2003 | 2,172 | 8,000 | 747 | 111 | 10,097 | 21,127 |
| Currency movements[c] | – | – | – | – | (89) | (89) |
| Profit for the financial year | – | – | – | – | 1,426 | 1,426 |
| Dividends | – | – | – | – | (932) | (932) |
| **Balances at 31 March 2004** | **2,172** | **8,000** | **747** | **111** | **10,502** | **21,532** |

## 28. Reconciliation of movement in shareholders' funds continued

| | Share capital £m | Share premium account[a] £m | Capital redemption reserve[a] £m | Profit and loss account £m | Total £m |
|---|---|---|---|---|---|
| **Company** | | | | | |
| Balances at 1 April 2001 | 1,646 | 2,195 | 747 | 7,718 | 12,306 |
| Rights issue[d] | 494 | 5,382 | – | – | 5,876 |
| Shares issued to special purpose trust[e] | 14 | 159 | – | – | 173 |
| Employee share option schemes – 64 million shares issued | 16 | 239 | – | – | 255 |
| Movement relating to BT's employee share ownership trust[b] | – | – | – | (70) | (70) |
| Unrealised gain on start up of joint ventures | – | – | 5 | – | 5 |
| Currency movements | – | – | – | (158) | (158) |
| Loss for the financial year[f] | – | – | – | (159) | (159) |
| Dividends | – | – | – | (218) | (218) |
| Balances at 1 April 2002 | 2,170 | 7,975 | 752 | 7,113 | 18,010 |
| Shares issued – 8 million shares issued | 2 | 25 | – | – | 27 |
| Currency movements | – | – | – | 129 | 129 |
| Loss for the financial year[f] | – | – | – | (1,510) | (1,510) |
| Dividends | – | – | – | (587) | (587) |
| Balances at 1 April 2003 | 2,172 | 8,000 | 752 | 5,145 | 16,069 |
| Currency movements | – | – | – | (46) | (46) |
| Profit for the financial year | – | – | – | 1,147 | 1,147 |
| Dividends | – | – | – | (932) | (932) |
| **Balances at 31 March 2004** | **2,172** | **8,000** | **752** | **5,314** | **16,238** |

[a]The share premium account, representing the premium on allotment of shares, the capital redemption reserve and the other reserves, are not available for distribution.

[b]During the year ended 31 March 2002, the company issued shares at a market value of £154 million in respect of the exercise of options awarded under its principal savings-related share option scheme. Employees paid £84 million to the group for the issue of these shares and the balance of £70 million comprised contributions to the qualifying employee share ownership trust from group undertakings.

[c]The cumulative foreign currency translation adjustment, which increased retained earnings at 31 March 2004, was £133 million (2003 – £222 million, 2002 – £217 million).

[d]The group's rights issue closed on 15 June 2001, a total of 1,976 million ordinary shares of 25p each was issued at 300p per share in a 3 for 10 rights issue. Of the total of £5,876 million raised, net of £52 million expenses, £494 million was credited to share capital and £5,382 million to the share premium account.

[e]In connection with outstanding share options at the date of demerger, 57 million BT plc ordinary shares were issued on 14 November 2001 to a special purpose trust. Of the consideration of £173 million, £159 million was credited to the share premium account.

[f]The profit for the financial year, dealt with in the profit and loss account of the company and after taking into account dividends from subsidiary undertakings, was £1,147 million (2003 – £1,510 million loss, 2002 – £159 million loss). As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented.

[g]Aggregate goodwill at 31 March 2003 in respect of acquisitions completed prior to 1 April 1998 of £385 million (2003 – £385 million, 2002 – £1,254 million) has been written off against retained earnings in accordance with the group's accounting policy. The goodwill written off against retained earnings will be charged in the profit and loss account on the subsequent disposal of the business to which it related.

[h]Release of statutory reserves in subsidiary undertakings on cessation of associated activities.

## 29. Related party transactions

The Company is a wholly owned subsidiary of BT Group Investments Limited, which is the immediate controlling entity. BT Group Investments Limited is a wholly owned subsidiary of the ultimate holding company, BT Group plc.

Copies of the ultimate holding company's financial statements may be obtained from The Secretary, BT Group plc, 81 Newgate Street, London EC1A 7AJ.

The results of the company are included in the consolidated financial statements of BT Group plc. Consequently the Company is exempt under the terms of Financial Reporting Standard No. 8 from disclosing details of transactions and balances with BT Group plc, fellow subsidiaries and associated undertakings, and other companies which are deemed to be under common control in 2003.

## 30. Financial commitments, contingent liabilities and subsequent events

| | Group | | Company | |
|---|---|---|---|---|
| | **2004**<br>**£m** | 2003<br>£m | **2004**<br>**£m** | 2003<br>£m |
| Contracts placed for capital expenditure not provided in the accounts | **879** | 616 | **827** | 520 |
| Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring: | | | | |
| Within one year | **8** | 11 | **1** | 2 |
| Between one and five years | **29** | 26 | **14** | 104 |
| After five years | **330** | 317 | **316** | 328 |
| **Total payable within one year** | **367** | 354 | **331** | 434 |

Future minimum operating lease payments for the group at 31 March 2004 were as follows:

| | **2004**<br>**£m** |
|---|---|
| Payable in the year ending 31 March: | |
| 2005 | **367** |
| 2006 | **361** |
| 2007 | **362** |
| 2008 | **367** |
| 2009 | **369** |
| Thereafter | **9,088** |
| **Total future minimum operating lease payments** | **10,914** |

Operating lease commitments were mainly in respect of leases of land and buildings.

At 31 March 2004, other than disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group's business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

The group has provided guarantees relating to certain leases entered into by $O_2$ UK Limited prior to its demerger with $mmO_2$ on 19 November 2001; $mmO_2$ plc has given BT a counterindemnity for these guarantees. The maximum likely exposure is US$76 million (£41 million) as at 31 March 2004, although this could increase by a further US$582 million (£317 million) in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until $O_2$ UK Ltd has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.

The group has guaranteed part of the bank borrowings of its joint venture Albacom SpA under the terms of the joint venture's refinancing in the 2004 financial year. This expires on the earlier of the loan being repaid or 31 October 2011. The guarantee is triggered if Albacom fails to meet the repayment schedule under the terms of the loan and is effectively capped at €34.5 million.

The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.

Proceedings have been initiated in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. The evidential hearings are continuing, in Rome. If the proceedings are successful, BT could be held liable, with others, for any damages. The company has concluded that it is not appropriate to make a provision in respect of any such potential claim.

## 31. Pension costs
### Background
The group continues to account for pension costs in accordance with UK Statement of Standard Accounting Practice No. 24 ''Pension Costs'' (SSAP 24). In addition, disclosures have been presented in accordance with Financial Reporting Standard No. 17 ''Retirement Benefits'' (FRS 17).

The group offers retirement plans to its employees. The group's main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees' length of service and final pensionable pay. The BTPS is funded through a legally separate trustee administered fund. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme. Under this defined contribution scheme the profit and loss charge represents the contribution paid by the group based upon a fixed percentage of employees' pay.

**31. Pension costs** continued

The total pension costs of the group (including discontinued activities) expensed within staff costs in the year was £404 million (2003 – £322 million, 2002 – £382 million), of which £376 million (2003 – £306 million, 2002 – £373 million) related to the group's main defined benefit pension scheme, the BTPS. The increase in the pension cost reflects the amortisation charge for the pension deficit partly offset by a reduction in the number of active members of the BTPS and the interest credit relating to the balance sheet prepayment. This total pension cost includes the cost of providing enhanced pension benefits to leavers, which amounted to £1 million (2003 – £60 million, 2002 – £46 million). In the year ended 31 March 2002 this profit and loss charge of £46 million was not the full cash cost of £186 million because there was a pension fund accounting surplus, including the provision on the balance sheet of £140 million that was fully utilised before making a charge to the profit and loss account.

The pension cost applicable to the group's main defined contribution schemes in the year ended 31 March 2004 was £7 million (2003 – £4 million, 2002 – £5 million), and £0.7 million (2003 – £0.4 million, 2002 – £0.3 million) of contributions to the schemes were outstanding at 31 March 2004.

The group occupies four properties owned by the scheme on which an annual rental of £3 million is payable. The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2004, the UK equities included 33 million (2003 – 37 million, 2002 – 55 million) ordinary shares of BT Group plc with a market value of £58 million (2003 – £58 million, 2002 – £154 million).

**BT Pension Scheme**
**Funding valuation**
A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The triennial valuation as at 31 December 2002 forms the basis of determining the group's pension fund contributions for the year ending 31 March 2004 and future periods until the next valuation is completed. The funding valuation is performed at 31 December because this is the financial year end of the BTPS.
The valuation basis for funding purposes is broadly as follows:
■   scheme assets are valued at market value at the valuation date; and
■   scheme liabilities are measured using a projected unit method and discounted at the estimated rate of return reflecting the assets of the scheme.
The last three triennial valuations were determined using the following long-term assumptions:

|  | Real rates (per annum) | | | Nominal rates (per annum) | | |
|---|---|---|---|---|---|---|
|  | 2002 valuation % | 1999 valuation % | 1996 valuation % | 2002 valuation % | 1999 valuation % | 1996 valuation % |
| Return on existing assets, relative to market values | 4.52 | 2.38 | 3.80 | 7.13 | 5.45 | 7.95 |
| (after allowing for an annual increase in dividends of) | 1.00 | 1.00 | 0.75 | 3.53 | 4.03 | 4.78 |
| Return on future investments | 4.00 | 4.00 | 4.25 | 6.60 | 7.12 | 8.42 |
| Average increase in retail price index | – | – | – | 2.50 | 3.00 | 4.00 |
| Average future increases in wages and salaries | 1.50* | 1.75 | 1.75 | 4.04* | 4.80 | 5.82 |
| Average increase in pensions | – | – | – | 2.50 | 3.00 | 3.75-4.00 |

*There is a short term reduction in the real salary growth assumption to 1.25% for the first three years.

The mortality assumption reflects improvements in life expectancy since the 1999 valuation and incorporates further future improvements.

The assumed rate of investment return, salary increases and mortality all have a significant effect on the funding valuation. A 0.25 percentage point change in these assumptions would have the following effects:

|  | Impact on funding deficit | |
|---|---|---|
|  | Increase £bn | Decrease £bn |
| 0.25 percentage point change in: |  |  |
| Investment return | (0.9) | 0.9 |
| Wage and salary increases | 0.2 | (0.2) |

An additional year of life expectancy would result in a £0.7 billion increase in the deficit.

**31. Pension costs** continued

At 31 December 2002, the assets of the BTPS had a market value of £22.8 billion (1999 – £29.7 billion) and were sufficient to cover 91.6% (1999 – 96.8%) of the benefits accrued by that date, after allowing for expected future increases in wages and salaries but not taking into account the costs of providing incremental pension benefits for employees leaving under release schemes since that date. This represents a funding deficit of £2.1 billion compared to £1.0 billion at 31 December 1999. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary's view of the median estimate basis, the funding deficit would have been reduced to £0.4 billion. Although the current market value of equity investments has fallen, the investment income and contributions received by the scheme exceeded the benefits paid by £0.3 billion in the year ended 31 December 2002. As a result of the triennial funding valuation the group has agreed to make employer's contributions at a rate of 12.2% of pensionable pay from April 2003 and annual deficiency payments of £232 million. This compared to the employer's contribution rate of 11.6% and annual deficiency payments of £200 million that were determined under the 1999 funding valuation. In the year ended 31 March 2004, the group made regular contributions of £284 million (2003 – £278 million, 2002 – £303 million) and additional special contributions for enhanced pension benefits to leavers in the year ended 31 December 2002 of £130 million in the 2004 financial year (2003 – £129 million, 2002 – £400 million) and deficiency contributions of £612 million (2003 – £200 million, 2002 – £200 million) which includes the early payment of £380 million scheduled for payment in subsequent years.

Under the terms of the trust deed that governs the BTPS the group is required to have a funding plan that should address the deficit over a maximum period of 20 years whilst the agreed funding plan addresses the deficit over a period of 15 years. The group will continue to make deficiency payments until the deficit is made good.

The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit method, the current service cost, as a proportion of the active members' pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.

**SSAP 24 accounting valuation**

The SSAP 24 valuation is broadly on the following basis:

■    scheme assets are valued at market value; and

■    scheme liabilities are measured using the projected unit method and discounted at the estimated rate of return reflecting the assets of the scheme. The Pension costs for the 2003 and 2002 financial years were based on the SSAP 24 valuation at 31 March 2003.

At 31 March 2000 there was a SSAP 24 deficit of £0.2 billion and the regular cost for the 2003 and 2002 financial years was 11.6% of pensionable salaries. The SSAP 24 valuation at 31 March 2000 was based on the same assumptions as the December 1999 funding valuation, with the exception that, over the long term, it has been assumed that the return on the existing assets of the scheme, relative to market values, would be a nominal 5.6% per annum which equates to a real return of 2.5% per annum.

The pension cost for the 2004 financial year was based upon the SSAP 24 valuation at 31 March 2003. At 31 March 2003, there was a SSAP 24 deficit of £1.4 billion, before taking account of the balance sheet prepayment and the regular cost is 11.3% of pensionable salaries. The SSAP 24 Valuation at 31 March 2003 is based on the 31 December 2002 funding valuation rolled forward, and uses the same assumptions as set out above, with the following exceptions:

■    return on existing assets is assumed to be a nominal 7.1% per annum, which equates to a real return of 4.7%;

■    average increase in retail price index is assumed to be 2.25% per annum; and

■    the average future increases in wages and salaries is assumed to include a short term reduction in the real salary growth assumption to 0.75% for the first three years, before returning to 1.5%.

The cumulative difference since the adoption of SSAP 24 between the cash contributions paid by the group to the pension scheme and the profit and loss charge is reflected on the balance sheet. The cumulative cash contributions exceed the profit and loss charge and the resulting difference is shown as a prepayment on the balance sheet. At 31 March 2004 the prepayment was £1,172 million (2003 – £630 million) with the increase being principally due to the additional special and deficiency contributions in the year.

The pension charge to the profit and loss account will also include the amortisation of the combined pension fund position and pension prepayment over the average remaining service lives of scheme members, which amounts to 13 years, and the cost of enhanced pension benefits provided to leavers.

**31. Pension costs** continued

**FRS 17 – Retirement benefits**

The group continues to account for pensions in accordance with SSAP 24. Full implementation of FRS 17 has been deferred by the Accounting Standards Board and would apply to the group for the 2006 financial year. However, in the 2006 financial year the group will adopt International Financial Reporting Standards (IFRS). The requirements for disclosure under FRS 17 remain in force between its issue and full implementation, and the required information is set out below. FRS 17 specifies how key assumptions should be derived and applied. These assumptions are often different to the assumptions adopted by the pension scheme actuary and trustees in determining the funding position of pension schemes. The accounting requirements under FRS 17 are broadly as follows:

■   scheme assets are valued at market value at the balance sheet date;

■   scheme liabilities are measured using a projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term to the liability; and

■   movement in the scheme surplus/deficit is split between operating charges and financing items in the profit and loss account and, in the statement of total recognised gains and losses, actuarial gains and losses.

The financial assumptions used to calculate the BTPS liabilities under FRS 17 at 31 March 2004 are:

| | Real rates (per annum) | | | Nominal rates (per annum) | | |
|---|---|---|---|---|---|---|
| | **2004 %** | 2003 % | 2002 % | **2004 %** | 2003 % | 2002 % |
| Average future increases in wages and salaries | **1.0*** | 1.50 | 1.50 | **3.63*** | 3.78 | 4.04 |
| Average increase in pensions in payment and deferred pensions | **–** | – | – | **2.60** | 2.25 | 2.50 |
| Rate used to discount scheme liabilities | **2.83** | 3.08 | 3.41 | **5.50** | 5.40 | 6.00 |
| Inflation – average increase in retail price index | **–** | – | – | **2.60** | 2.25 | 2.50 |

*There is a short term reduction in the real salary growth assumption to 0.75% for the first two years (2003 – three years).

The expected nominal rate of return and fair values of the assets of the BTPS at 31 March were:

| | **31 March 2004** | | | 31 March 2003 | | | 31 March 2002 | | |
|---|---|---|---|---|---|---|---|---|---|
| | **Expected long-term rate of return (per annum) %** | **Asset fair value £b** | **%** | Expected long-term rate of return (per annum) % | Asset fair value £b | % | Expected long-term rate of return (per annum) % | Asset fair value £b | % |
| UK equities | **8.2** | **9.2** | **34** | 8.2 | 7.4 | 34 | 8.0 | 11.1 | 41 |
| Non-UK equities | **8.2** | **8.1** | **30** | 8.2 | 6.4 | 30 | 8.0 | 8.1 | 30 |
| Fixed-interest securities | **5.3** | **4.0** | **15** | 5.2 | 3.1 | 14 | 5.6 | 3.0 | 11 |
| Index-linked securities | **4.4** | **2.3** | **9** | 4.3 | 1.7 | 8 | 4.8 | 1.9 | 7 |
| Property | **6.8** | **3.3** | **12** | 7.0 | 3.3 | 15 | 7.0 | 2.8 | 10 |
| Cash and other | **4.0** | **–** | **–** | 4.0 | (0.4) | (1) | 4.5 | 0.2 | 1 |
| **Total** | **7.3** | **26.9** | **100** | 7.4 | 21.5 | 100 | 7.4 | 27.1 | 100 |

The long-term expected rate of return on investments does not affect the level of the deficit but does affect the level of the expected return on assets within the net finance cost charged to the profit and loss account under FRS 17.

The net pension deficit set out below is under FRS 17 is as if this standard was fully applied. The fair value of the BTPS assets, the present value of the BTPS liabilities based on the financial assumptions set out above, and the resulting deficit, together with those of unfunded pension liabilities at 31 March 2004 are shown below. The fair value of the BTPS assets is not intended to be realised in the short term and may be subject to significant change before it is realised. The present value of the liabilities is derived from long-term cash flow projections and is thus inherently uncertain.

## 31. Pension costs continued

| | 31 March 2004 | | | 31 March 2003 | | |
|---|---|---|---|---|---|---|
| | Assets £m | Present value of liabilities £m | Deficit £m | Assets £m | Present value of liabilities £m | Deficit £m |
| BTPS | 26,900 | 32,000 | 5,100 | 21,500 | 30,500 | 9,000 |
| Other liabilities | – | 36 | 36 | – | 33 | 33 |
| Total deficit | | | 5,136 | | | 9,033 |
| Deferred tax asset at 30% | | | (1,541) | | | (2,710) |
| **Net pension liability** | | | **3,595** | | | **6,323** |

If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March would be as follows:

| | 2004 £m | 2003 £m |
|---|---|---|
| **Net assets** | | |
| Net assets as reported | 21,532 | 21,127 |
| SSAP 24 pension prepayment (net of deferred tax) | (820) | (441) |
| SSAP 24 pension provision (net of deferred tax) | 25 | 23 |
| Net pension liability under FRS 17 | (3,595) | (6,323) |
| **Net assets including net pension liability** | **17,142** | **14,386** |

| | 2004 £m | 2003 £m |
|---|---|---|
| **Profit and loss reserve** | | |
| Profit and loss reserve, as reported | 10,502 | 10,097 |
| SSAP 24 pension prepayment (net of deferred tax) | (820) | (441) |
| SSAP 24 pension provision (net of deferred tax) | 25 | 23 |
| Net pension liability under FRS 17 | (3,595) | (6,323) |
| **Profit and loss reserve including net pension liability** | **6,112** | **3,356** |

On the basis of the above assumptions and in compliance with FRS 17 the amounts that would have been charged to the consolidated profit and loss account and the statement of total recognised gains and losses for the year ended 31 March 2004 would be as follows:

| | 2004 £m | 2003 £m |
|---|---|---|
| **Analysis of amounts that would be charged to operating profit on an FRS 17 basis** | | |
| Current service cost | 438 | 444 |
| Past service cost | 1 | 60 |
| **Total operating charge** | **439** | **504** |
| **Amount that would be charged (credited) to net interest payable on an FRS 17 basis** | | |
| Expected return on pension scheme assets | (1,560) | (1,983) |
| Interest on pension scheme liabilities | 1,615 | 1,694 |
| **Net finance expense (return)** | **55** | **(289)** |
| **Amount that would be charged to profit before taxation on an FRS 17 basis** | **494** | **215** |
| **Analysis of the amount that would be recognised in the consolidated statement of total recognised gains and losses on an FRS 17 basis** | | |
| Actual return less expected return on pension scheme assets | 4,130 | (6,995) |
| Experience (losses) gains arising on pension scheme liabilities | (290) | 1,056 |
| Changes in assumptions underlying the present value of the pension scheme liabilities | (500) | (1,660) |
| **Actuarial gain (loss) recognised** | **3,340** | **(7,599)** |

The net pension cost of £494 million for the year ended 31 March 2004 (2003 – £215 million) under FRS 17 is £90 million higher (2003 – £107 million lower) than the profit and loss charge recognised under SSAP 24.

**31. Pension costs** continued

The movements in the net pension liability, on an FRS 17 basis, during the year ended 31 March 2004 were:

| | 2004 £m | 2003 £m |
|---|---|---|
| Deficit at 1 April | 9,033 | 1,830 |
| Current service cost | 438 | 444 |
| Contributions | (1,051) | (611) |
| Past service costs | 1 | 60 |
| Other finance expense (income) | 55 | (289) |
| Actuarial (gain) loss recognised | (3,340) | 7,599 |
| Deficit at 31 March | 5,136 | 9,033 |
| Net pension liability, post tax, at 31 March | 3,595 | 6,323 |

The history of experience gains (losses) which would have been recognised under FRS 17 were:

| | 2004 | 2003 |
|---|---|---|
| **Difference between expected and actual return on scheme assets:** | | |
| Amount (£m) | 4,130 | (6,995) |
| Percentage of scheme assets | 15.4% | 32.5% |
| **Experience gains and losses on scheme liabilities:** | | |
| Amount (£m) | (290) | 1,056 |
| Percentage of the present value of scheme liabilities | 0.9% | 3.5% |
| **Total amount recognised in statement of total recognised gains and losses:** | | |
| Amount (£m) | 3,340 | (7,599) |
| Percentage of the present value of scheme liabilities | 10.4% | 24.9% |

**32. Directors' emoluments and pensions**

For the year to 31 March 2004 the aggregate emoluments of the directors was £3,194,000 (2003 – £3,841,000). The figure for 2003 includes a termination payment of £227,000 paid to a director upon him leaving office. Aggregate deferred bonuses of £646,500 (2003 – £1,058,000) were awarded, payable in shares in three years time.

   Retirement benefits were accruing to one director (2003 – one) under a defined benefits pension scheme.

   During the year no director exercised options (2003 – one) under BT Group share option plans. Three directors (2003 – three) received or are entitled to receive shares under BT long term incentive plans.

   The emoluments of the highest paid director were £1,968,000 (2003 – £2,174,000). He is entitled to receive 4,947,190 shares under BT long term incentive plans. He did not exercise any share options.

   Included in the above aggregate emoluments are those of Ben Verwaayen and Ian Livingston, who are also directors of the ultimate holding company, BT Group plc. The directors do not believe it is practicable for the purposes of this report to apportion the amounts of total emoluments received by them between their services as directors of the company and their services as directors of BT Group plc.

**33. People employed**

| | 2004 Year end '000 | 2004 Average '000 | 2003 Year end '000 | 2003 Average '000 | 2002 Year end '000 | 2002 Average '000 |
|---|---|---|---|---|---|---|
| Number of employees in the group: | | | | | | |
| UK | 91.6 | 94.8 | 96.3 | 98.4 | 100.1 | 104.9 |
| Non-UK | 8.3 | 8.3 | 8.4 | 9.0 | 8.5 | 9.7 |
| **Total continuing activities** | **99.9** | **103.1** | 104.7 | 107.4 | 108.6 | 114.6 |
| UK | – | – | – | – | – | 5.8 |
| Non-UK | – | – | – | – | – | 4.4 |
| **Total discontinued activities** | **–** | **–** | – | – | – | 10.2 |
| **Total employees** | **99.9** | **103.1** | 104.7 | 107.4 | 108.6 | 124.8 |

## 34. Auditors

The auditors' remuneration for the year ended 31 March 2004 for the group was £3,753,000 (2003 – £2,908,000, 2002 – £2,651,000). The audit fees payable to the company's auditors, PricewaterhouseCoopers LLP, for the company and UK subsidiary undertakings' statutory accounts were £2,445,000 (2003 – £1,875,000, 2002 – £1,605,000). The audit fee of the company was £1,325,000 (2003 – £1,325,000, 2002 – £1,238,000). The following fees for audit and non-audit services were paid or are payable to the company's auditors, PricewaterhouseCoopers LLP, for the years ended 31 March 2004, 31 March 2003 and 31 March 2002:

| | 2004<br>£000 | 2003<br>£000 | 2002<br>£000 |
|---|---|---|---|
| **Audit services** | | | |
| Statutory audit | **3,730** | 2,881 | 2,598 |
| Regulatory audit | **1,950** | 1,690 | 1,142 |
| | **5,680** | 4,571 | 3,740 |
| **Further assurance services** | | | |
| Rights issue, restructuring and demerger projects | **–** | – | 14,161 |
| Corporate Finance advice | **462** | 265 | 982 |
| Other | **82** | 829 | 1,960 |
| | **544** | 1,094 | 17,103 |
| **Tax services** | **2,656** | 2,245 | 1,883 |
| **Other Services** | | | |
| Systems advice | **–** | 3,765 | 2,565 |
| Other | **110** | 766 | 1,537 |
| | **110** | 4,531 | 4,102 |
| **Total** | **8,990** | 12,441 | 26,828 |

Total fees paid or payable to PricewaterhouseCoopers LLP in the UK for non audit services in the year ended 31 March 2004 were £4,545,000 (2003 – £8,980,000, 2002 – £22,683,000).

## 35. Financial instruments and risk management

The group holds or issues financial instruments mainly to finance its operations; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments – for example trade debtors and trade creditors – arise directly from the group's operations.

The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term loans and short-term loans, principally by issuing commercial paper and medium-term notes. The group borrows in the major long-term debt markets in major currencies. Typically, but not exclusively, the bond markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, gilt locks, currency swaps and forward currency contracts.

The types of financial instrument used for investment of short-term funds are prescribed in group treasury policies with limits on the exposure to any one organisation. Short-term investing in financial instruments is undertaken on behalf of the group by substantial external fund managers who are limited to dealing in debt instruments and certain defined derivative instruments and are given strict guidelines on credit, diversification and maturity profiles.

During the year ended 31 March 2004 the group's net debt reduced from £9.6 billion to £8.4 billion due to working capital inflows.

During the 2004 financial year, the group restructured some of its swaps portfolio to mitigate credit risk to certain counter parties. As a result, the group terminated £7 billion of cross-currency interest rate swaps and replaced these with new swaps which had the same economic hedging effect. This resulted in the group paying £445 million in reducing gross debt and receiving £420 million of interest. The interest receipt has been included in deferred income and will be amortised to the profit and loss account over the term of the underlying debt. The group's fixed: floating interest rate profit is 76 : 24 at 31 March 2004.

During the year ended 31 March 2003, the group's net debt reduced from £13.7 billion to £9.6 billion. £2.6 billion was realised from the disposal of the group's interest in Cegetel Groupe SA in the year, and the group has closed out £2.6 billion of associated fixed interest rate swaps.

**35. Financial instruments and risk management** continued

During the year ended 31 March 2002, net debt was reduced from £27.9 billion to £13.7 billion mainly by the group's rights issue, its sales of its Yell business, its Japanese and Spanish interests, and the property sale and leaseback transaction. The proceeds of the rights issue and sale of assets were applied mainly in reducing short-term borrowings. The group repaid substantially all its medium-term notes and commercial paper in that year. As a result of the demerger of the mmO$_2$ business including its European operations, the group swapped an additional €7 billion into floating rate sterling debt. This, in conjunction with the novation of £1 billion fixed rate swaps to Telereal for the property transaction, enabled the group to maintain its fixed:floating ratio at 88:12 at 31 March 2002.

The group uses financial instruments to hedge some of its currency exposures arising from its non-UK assets, liabilities and forward purchase commitments. The group also hedges some of its interest liabilities. The financial instruments used comprise borrowings in foreign currencies, forward foreign currency exchange contracts, gilt locks and interest and currency swaps.

There has been no change in the nature of the group's risk profile between 31 March 2004 and the date of these financial statements.

The notional amounts of derivatives summarised below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure of the exposure of the group through its use of derivatives. The amounts exchanged are calculated on the notional amounts and other terms of the derivatives which relate to interest and exchange rates.

**(a)  Interest rate risk management**

The group has entered into interest rate swap agreements with banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. Under gilt locks, forward sales of UK government long-dated treasury stock were entered into for periods of up to one year. This hedge effectively fixed in the interest on part of the group's then future borrowings, all of which have now been taken on.

At 31 March 2004, the group had outstanding interest rate swap agreements having a total notional principal amount of £5,210 million (2003 – £5,170 million).

**(b)  Foreign exchange risk management**

Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group's operations and the group's net assets. The group also enters into forward foreign exchange contracts to hedge investments, interest expense and purchase and sale commitments denominated in foreign currencies (principally US dollars and the euro). The remaining terms of the currency swaps are up to 30 years and the terms of currency forward exchange contracts are typically less than one year. The purpose of the group's foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates.

At 31 March 2004, the group had outstanding foreign currency swap agreements and forward exchange contracts having a total notional principal amount of £11,367 million (2003 – £14,545 million).

The fair values of forward foreign currency contracts at 31 March 2004 were £301 million (2003 – £673 million) for purchases of currency and £1,223 million (2003 – £1,041 million) for sales of currency. These fair values have been estimated by calculating their present values using the market discount rates, appropriate to the terms of the contracts, in effect at the balance sheet dates.

At 31 March 2004, the group had deferred unrealised gains of £nil million (2003 – £2 million) and losses of £5 million (2003 – £nil), based on dealer-quoted prices, from hedging purchase and sale commitments, and in addition had deferred realised net gains of £3 million (2003 – £10 million). These are included in the profit and loss account as part of the hedged purchase or sale transaction when it is recognised, or as gains or losses when a hedged transaction is no longer expected to occur.

**(c)  Concentrations of credit risk and credit exposures of financial instruments**

The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. The group does not normally see the need to seek collateral or other security.

**35. Financial instruments and risk management** continued

The long-term debt instruments issued in December 2000 and February 2001 both contained covenants that if the group credit rating was downgraded below A3 in the case of Moody's or below A minus in the case of S&P, additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody's downgraded BT's credit rating to Baa1, which increased BT's interest charge by approximately £32 million per annum. BT's current rating from S&P is A minus. Based upon the total debt of £9 billion outstanding on these instruments at 31 March 2004, BT's annual interest charge would increase by approximately £45 million if BT's credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/A minus. If BT's credit rating with Moody's was to be upgraded by one credit rating category the annual interest charge would be reduced by approximately £23 million.

**(d)  Fair value of financial instruments**

The following table shows the carrying amounts and fair values of the group's financial instruments at 31 March 2004 and 2003. The carrying amounts are included in the group balance sheet under the indicated headings, with the exception of derivative amounts, which are included in debtors or other creditors or as part of net debt as appropriate. The fair values of the financial instruments are the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in forced or liquidation sale.

|  | Carrying amount | | Fair value | |
| --- | ---: | ---: | ---: | ---: |
|  | **2004**<br>**£m** | 2003<br>£m | **2004**<br>**£m** | 2003<br>£m |
| Non-derivatives: | | | | |
|   Assets | | | | |
|     Cash at bank and in hand | **109** | 89 | **109** | 89 |
|     Short-term investments[a] | **5,115** | 6,309 | **5,115** | 6,317 |
|     Fixed asset investments[b] | **231** | 317 | **231** | 311 |
|   Liabilities | | | | |
|     Short-term borrowings | **2** | 4 | **2** | 4 |
|     Long-term borrowings, excluding finance leases[c] | **11,801** | 15,967 | **13,507** | 17,721 |
| Derivatives relating to investments and borrowings (net)[d]: | | | | |
|   Assets | **–** | 10 | **–** | 229 |
|   Liabilities | **748** | – | **1,182** | – |
| Derivative financial instruments held or issued to hedge the current exposure on expected future transactions (net): | | | | |
|   Assets | **–** | 2 | **–** | 2 |

[a]The fair values of listed short-term investments were estimated based on quoted market prices for those investments. The carrying amount of the other short-term deposits and investments approximated to their fair values due to the short maturity of the instruments held.
[b]The fair values of listed fixed asset investments were estimated based on quoted market prices for those investments.
[c]The fair value of the group's bonds, debentures, notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.
[d]The fair value of the group's outstanding foreign currency and interest rate swap agreements was estimated by calculating the present value, using appropriate discount rates in effect at the balance sheet dates, of affected future cash flows translated, where appropriate, into pounds sterling at the market rates in effect at the balance sheet dates.

## 35. Financial instruments and risk management continued

The following information is provided in accordance with the requirements of FRS 13 – ''Derivatives and other financial instruments: disclosures''. Except for disclosures under *currency exposures* below, the financial information excludes all of the group's short-term debtors and creditors.

### Financial liabilities

After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group's financial liabilities at 31 March was:

| | 2004 | | | | 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| Currency: | Fixed rate financial liabilities £m | Floating rate financial liabilities £m | Financial liabilities on which no interest is paid £m | Total £m | Fixed rate financial liabilities £m | Floating rate financial liabilities £m | Financial liabilities on which no interest is paid £m | Total £m |
| Sterling | 7,747 | 5,950 | 1 | 13,698 | 8,814 | 7,172 | 1 | 15,987 |
| Euro | – | – | – | – | – | – | 18 | 18 |
| **Total** | **7,747** | **5,950** | **1** | **13,698** | 8,814 | 7,172 | 19 | 16,005 |

For the fixed rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| Currency: | Weighted average interest rate % | Weighted average period for which rate is fixed Years | Weighted average interest rate % | Weighted average period for which rate is fixed Years |
| Sterling | **8.7** | **13** | 8.5 | 13 |

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging from one day to one year by reference to LIBOR. The financial liabilities on which no interest is paid are due to mature within one year of the balance sheet date.

The maturity profile of financial liabilities is as given in note 24.

### Financial assets

After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group's financial assets at 31 March was:

| | 2004 | | | | 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| Currency: | Fixed rate financial assets £m | Floating rate financial assets £m | Financial assets on which no interest is paid £m | Total £m | Fixed rate financial assets £m | Floating rate financial assets £m | Financial assets on which no interest is paid £m | Total £m |
| Sterling | 1,310 | 3,960 | 167 | 5,437 | 455 | 5,972 | 255 | 6,682 |
| Euro | – | – | 23 | 23 | – | – | 19 | 19 |
| Other | – | – | 41 | 41 | – | – | 43 | 43 |
| **Total** | **1,310** | **3,960** | **231** | **5,501** | 455 | 5,972 | 317 | 6,744 |

The sterling fixed rate financial assets yield interest at a weighted average of 4.5% (2003 – 4.3%) for a weighted average period of 22 months (2003 – 16 months).

The floating rate financial assets bear interest at rates fixed in advance for periods up to one year by reference to LIBOR.

## 35. Financial instruments and risk management continued
### Currency exposures

The table below shows the currency exposures of the group's net monetary assets (liabilities), in terms of those transactional exposures that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating (or ''functional'') currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in non-UK operations. At 31 March, these exposures were as follows:

| | | | | | 2004 | | | | | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Sterling £m | US dollar £m | Euro £m | Other £m | Total £m | Sterling £m | US dollar £m | Euro £m | Other £m | Total £m |
| Functional currency of group operation: | | | | | | | | | | |
| Sterling | – | 43 | 7 | 1 | 51 | – | – | – | 1 | 1 |
| Euro | – | 2 | – | 2 | 4 | 3 | (6) | – | – | (3) |
| Other | – | – | – | – | – | 1 | 3 | – | – | 4 |
| **Total** | **–** | **45** | **7** | **3** | **55** | 4 | (3) | – | 1 | 2 |

The amounts shown in the table above take into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage those currency exposures.

At 31 March 2004, the group also held various forward currency contracts that the group had taken out to hedge expected future foreign currency purchases and sales.

| Fair values of financial assets held for trading | 2004 £m | 2003 £m |
|---|---|---|
| Net gain included in profit and loss account | **61** | 34 |
| Fair value of financial assets held for trading at 31 March | **785** | 2,610 |

The net gain was derived from government bonds, commercial paper and similar debt instruments. The average fair value of financial assets held during the year ended 31 March 2004 did not differ materially from the year end position.

### Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised and deferred gains and losses on instruments used for hedging and those recognised in the years ended 31 March 2004 and 31 March 2003 are as follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Gains £m | Losses £m | Gains £m | Losses £m |
| Gains and losses: | | | | |
| recognised in the year but arising in previous years[a] | **104** | **106** | 16 | 27 |
| unrecognised at the balance sheet date | **306** | **740** | 1,088 | 878 |
| carried forward in the year end balance sheet, pending recognition in the profit and loss account[a] | **564** | **122** | 140 | 128 |
| expected to be recognised in the following year: | | | | |
| unrecognised at balance sheet date | **9** | **–** | 16 | 1 |
| carried forward in the year end balance sheet pending, recognition in the profit and loss account[a] | **124** | **59** | 104 | 106 |

[a]Excluding gains and losses on hedges accounted for by adjusting the carrying amount of a fixed asset.

During the year ended 31 March 2003, the group entered into two derivatives contracts as an investment in a UK listed equity, with limited net overall exposure. At 31 March 2003, the two contracts had a net value of £nil, consisting of a futures purchase contract with a fair value of £68 million and a futures sale contract with a fair value of £68 million. These contracts were closed out in April 2003.

### Unused committed lines of credit

Unused committed lines of credit for short-term financing available at 31 March 2004 totalled approximately £145 million (2003 – £575 million), which was in support of a commercial paper programme or other borrowings. These lines of credit are available for up to one year.

# United States Generally Accepted Accounting Principles

The group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the UK (UK GAAP), which differ in certain respects from those applicable in the US (US GAAP).

**I    Differences between United Kingdom and United States Generally Accepted Accounting Principles**
The following are the main differences between UK and US GAAP which are relevant to the group's financial statements.

**(a)   Sale and leaseback of properties**
Under UK GAAP, the sale of BT's property portfolio is treated as a fixed asset disposal and the subsequent leaseback is an operating lease. Under US GAAP, the transaction is regarded as financing and the land and buildings are recorded on the balance sheet at their net book value, an obligation equivalent to the cash proceeds is recognised and the gain on disposal is deferred until the properties are vacated by BT. Rental payments made by BT are reversed and replaced by a finance lease interest charge and a depreciation charge.

**(b)   Pension costs**
Under UK GAAP, pension costs are accounted for in accordance with UK Statement of Standard Accounting Practice No. 24 with costs being charged against profits over employees' working lives. Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) Nos. 87 and 88. Differences between the UK and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising surpluses or deficits.

**(c)   Accounting for redundancies**
Under UK GAAP, the cost of providing incremental pension benefits in respect of workforce reductions is taken into account when determining current and future pension costs, unless the most recent actuarial valuation, combined with the provision for pension costs in the group balance sheet, under UK actuarial conventions, shows a deficit. In this case, the cost of providing incremental pension benefits is included in redundancy charges in the year in which the employees agree to leave the group.

Under US GAAP, the associated costs of providing incremental pension benefits are charged against profits in the period in which the termination terms are agreed with the employees. The fair value of termination benefits for employees who are to be retained beyond their minimum contractual retention period is recognised on a straight line basis over the future service period.

**(d)   Capitalisation of interest**
Under UK GAAP, the group does not capitalise interest. To comply with US GAAP, the estimated amount of interest incurred whilst constructing major capital projects is included in fixed assets, and depreciated over the lives of the related assets. This included capitalisation of interest incurred on funding the 3G licences up to the date of the $mmO_2$ demerger. The amount of interest capitalised is determined by reference to the average interest rates on outstanding borrowings. At 31 March 2004 under US GAAP, gross capitalised interest of £358 million (2003 – £461 million) with regard to the company and its subsidiary companies was subject to depreciation generally over periods of 3 to 25 years.

**(e)   Goodwill**
Under UK GAAP, in respect of acquisitions completed prior to 1 April 1998, the group wrote off goodwill arising from the purchase of subsidiary undertakings, associates and joint ventures on acquisition against retained earnings. The goodwill is reflected in the net income of the period of disposal, as part of the calculation of the gain or loss on divestment. All unamortised and pre-April 1998 goodwill will be brought back to the profit and loss account on disposal. Following the implementation of UK Financial Reporting Standard No. 10 (FRS 10), goodwill arising on acquisitions completed after 1 April 1998 is capitalised and amortised on a straight line basis over its useful economic life.

Under US GAAP up to 31 March 2002, goodwill arising on the acquisition of subsidiaries, associates and joint ventures was capitalised as an intangible asset and amortised over its useful life. With effect from 1 April 2002 BT has adopted SFAS No. 142, and goodwill is no longer amortised but tested annually for impairment. In connection with the adoption of SFAS No. 142, transitional and annual impairment reviews were performed. There was no transitional impairment charge recorded. As a result of the annual impairment review, there was no goodwill impairment charge recognised during the year ended 31 March 2004 (2003 – £54 million). Goodwill of £12 million amortised under UK GAAP is written back through the income statement (2003 – £20 million).

**I    Differences between United Kingdom and United States Generally Accepted Accounting Principles** continued
Had the cessation of goodwill amortisation requirement of SFAS No. 142 been applied in prior periods, results of operations would have been as follows:

|  | 2003 £m | 2002 £m |
|---|---|---|
| Net income (loss) as adjusted for US GAAP | 4,134 | (732) |
| Add back: goodwill amortisation | – | 34 |
| Adjusted net income (loss) | 4,134 | (698) |

**(f)   Mobile cellular telephone licences, software and other intangible assets**
Certain intangible fixed assets recognised under US GAAP purchase accounting requirements are subsumed within goodwill under UK GAAP. Under US GAAP these separately identified intangible assets are valued and amortised over their useful lives of 20 years.

**(g)   Financial instruments**
Under UK GAAP, investments are held on the balance sheet at historical cost, and own shares held in trust for share schemes are recorded in fixed asset investments. Gains and losses on instruments used for hedges are not recognised until the exposure being hedged is recognised. Under US GAAP, trading securities and available-for-sale securities are carried at market value with appropriate valuation adjustments recorded in profit and loss and shareholders' equity, respectively.

Certain derivative financial instruments which qualify for hedge accounting under UK GAAP do not qualify for hedge accounting under US GAAP. Under US GAAP, financial instruments do not qualify for hedge accounting due to the extensive documentation requirements. These financial instruments, under US GAAP, are carried at market value with valuation adjustments recorded in the profit and loss account. The reassessment and purchase of derivatives in the year ended 31 March 2004 gave rise to an adjustment reducing net income by £133 million net of tax (2003 – increase £610 million). The net unrealised holding gain on equity investments held as available-for-sale securities for the year ended 31 March 2004 was £5 million (2003 – £22 million, 2002 – £271 million). SFAS No. 133 became effective for BT on 1 April 2001 and the unamortised transitional adjustment of £9 million net of tax remains in shareholders equity at 31 March 2004.

**(h)   Deferred gain**
Under UK GAAP, assets contributed to a joint venture by the group's partners are measured at their net replacement cost. Any difference between the group's share of the joint venture's resulting net assets and the net book value of assets contributed by the group to the joint venture, including certain accrued start up costs, is immediately reflected by adjusting the group's investment in the joint venture and recording a deferred difference in shareholders' equity. Under US GAAP, the assets contributed by all joint venture partners are carried at their historical net book value and any difference between the group's share of the joint venture's resulting net assets and the net book value of assets contributed by the group to the joint venture is amortised over the life of the items giving rise to the difference.

**(i)   Investments in associates**
Under UK GAAP, the economic interest in the associates' operating profits before minority interest is reported as part of the total operating profit. For those associates in which a minority interest is recognised in their respective statements of profit and loss, such minority interest is reported as minority interest in the consolidated profit and loss account. Under US GAAP, the minority interest in the associates is reclassified from minority interest and reported within the share of results of associates.

**(j)   Deferred taxation**
Under UK GAAP, provision is made for deferred tax in so far as a liability or asset arose as a result of transactions that had occurred by the balance sheet date and give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future. Under US GAAP, deferred taxation is provided for on a full liability basis. Future tax benefits are recognised as deferred tax assets to the extent that their realisation is more likely than not. As a result of changes in circumstances, previously recognised deferred tax liabilities were released in the 2003 financial year. At 31 March 2004 total deferred tax liabilities were £2,780 million, primarily in respect of accelerated capital allowances and total deferred tax assets were £2,240 million, primarily in respect of pension obligations.

**I   Differences between United Kingdom and United States Generally Accepted Accounting Principles** continued

(k)  Dividends

Under UK GAAP, dividends are recorded in the year in respect of which they are declared (in the case of interim or any special dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). Under US GAAP, dividends are recorded in the period in which dividends are declared.

(l)  Impairment

Under UK GAAP, if there is an indication of impairment the assets should be tested for impairment and, if necessary written down to the value in use, calculated based on discounted future pre-tax cash flows related to the asset or the income generating unit to which the asset belongs.

US GAAP requires that an entity assess whether impairment has occurred based on the undiscounted future cash flows. An impairment loss exists if the sum of these cash flows is less than the carrying amount of the assets. The impairment loss recognised in the income statement is based on the asset's fair value, being either market value or the sum of discounted future cash flows.

(m) Discontinued operations

Under UK GAAP, the disposal of certain lines of business and joint ventures and associates are shown as discontinued activities. Under US GAAP, only the disposals of lines of business under SFAS No. 144 would be reported as discontinued operations.

(n)  Employee share plans

Certain share options have been granted under BT save-as-you-earn plans at a 20% discount. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, a plan is considered compensatory when the discount to market price is in excess of 15%. Compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options. Under UK GAAP, shares held by employee share ownership trusts are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded at cost as a deduction from shareholders' equity.

(o)  Disposals of businesses

There are timing differences between UK and US GAAP for recognition of gains on the sale of certain businesses. Foreign exchange movements taken to reserves under UK GAAP are reported in the income statement under US GAAP. Historical GAAP differences on disposed businesses are also shown under this line item.

(p)  Sale of investments and group undertakings

In November 2001, the group sold its $mmO_2$ business to $mmO_2$ plc for £18,489 million. Under UK GAAP, the transaction was recorded as a sale and BT recognised a loss on the sale in the amount of £992 million. Under US GAAP, the carrying value of the investment is recognised as a dividend distribution to the group's parent at the time of the transaction.

(q)  Property rationalisation provision

Under UK GAAP in the 2003 financial year, a provision in connection with the rationalisation of the group's London office property portfolio was recognised. Under US GAAP, in accordance with SFAS No. 146, these costs are not recognised until the group fully exits and therefore ceases to use the affected properties.

(r)  Software

Under UK GAAP, long term contracts to design, build and operate software solutions are accounted for under SSAP 9 ''Stocks and long-term contracts'' and FRS 5 ''Reporting the substance of transactions'', under which turnover is recognised as earned over the contract period.

Under US GAAP, revenue of £77 million under these contracts is deferred in the 2004 financial year under SOP 97-2 ''Software revenue recognition'', which requires vendor specific objective evidence to support the fair value of the separate elements to be delivered. There was no impact on net income.

## II   Net income and shareholders' equity reconciliation statements

The following statements summarise the material estimated adjustments, gross of their tax effect, which reconcile net income and shareholders' equity from that reported under UK GAAP to that which would have been reported had US GAAP been applied.

| Net income<br>Years ended 31 March | 2004<br>£m | 2003<br>£m | 2002<br>£m |
|---|---|---|---|
| Net income (loss) applicable to shareholders under UK GAAP | 1,426 | 2,686 | 3 |
| Adjustment for: | | | |
| Sale and leaseback of properties | (85) | (114) | (1,178) |
| Loss on sale of group undertakings | – | – | 992 |
| Pension costs | (428) | (177) | (106) |
| Redundancy charges | 20 | – | (140) |
| Capitalisation of interest, net of related depreciation | (23) | (17) | 398 |
| Goodwill | 12 | (35) | 11 |
| Mobile licences, software and other intangible asset capitalisation and amortisation, net | – | (26) | (32) |
| Financial instruments | (82) | 731 | 23 |
| Deferred gain | – | – | 313 |
| Impairment | (24) | (24) | 147 |
| Employee share plans | (8) | (11) | (8) |
| Property rationalisation provision | (142) | 147 | – |
| Disposals of businesses | – | 130 | 254 |
| Deferred taxation | 4 | 976 | (1,320) |
| | 670 | 4,266 | (643) |
| Tax effect of US GAAP adjustments | 222 | (132) | (89) |
| Net income (loss) as adjusted for US GAAP | 892 | 4,134 | (732) |

In the 2004 and 2003 financial years all the adjustments relate to continuing operations (2002 – £2,009 million reduction in relation to discontinued operations). Net income from continuing operations was £892 million (2003 – £4,134 million, 2002 – £1,680 million).

The adjustments to net income relating to discontinued operations are £nil (2003 – £nil, 2002 – £1,274 million).

| Shareholders' equity<br>At 31 March | 2004<br>£m | 2003<br>£m |
|---|---|---|
| Ordinary shareholders' equity (UK basis) | 21,532 | 21,127 |
| Adjustment for: | | |
| Sale and leaseback of properties | (1,377) | (1,292) |
| Sale of investments and group undertakings | (18,489) | (18,489) |
| Pension costs | (5,714) | (6,371) |
| Redundancy charges | 20 | – |
| Capitalisation of interest, net of related depreciation | 195 | 225 |
| Goodwill | 124 | 113 |
| Financial instruments | (8) | 86 |
| Impairment | 100 | 124 |
| Property rationalisation provision | 5 | 147 |
| Deferred taxation | (59) | (63) |
| Dividend declared after the financial year end | 454 | 366 |
| | (3,217) | (4,027) |
| Tax effect of US GAAP adjustments | 1,711 | 1,765 |
| Shareholders' equity as adjusted for US GAAP | (1,506) | (2,262) |

### III  Minority interests

Under US GAAP, the income to minority interests would have been unchanged (2003 – £27 million reduction, 2002 – £26 million reduction) after accounting for associates and joint ventures. Net assets attributable to minority interests would have been unchanged (2003 – unchanged) after adjusting for financial instruments.

### IV  Consolidated statements of cash flows

Under UK GAAP, the Consolidated Statements of Cash Flows are presented in accordance with UK Financial Reporting Standard No. 1 (FRS 1). The statements prepared under FRS 1 present substantially the same information as that required under SFAS No. 95.

 Under SFAS No. 95 cash and cash equivalents include cash and short-term investments with original maturities of three months or less at the date of purchase. Under FRS 1 cash comprises cash in hand and at bank and overnight deposits, net of bank overdrafts.

 Under FRS 1, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investments; acquisitions and disposals; dividends paid to the company's shareholders; management of liquid resources and financing. SFAS No. 95 requires a classification of cash flows as resulting from operating, investing and financing activities.

 Cash flows under FRS 1 in respect of interest received, interest paid (net of that capitalised under US GAAP) and taxation would be included within operating activities under SFAS No. 95. Cash flows from purchases, sales and maturities of trading securities, while not separately identified under UK GAAP, are included within operating activities under US GAAP. Capitalised interest, while not recognised under UK GAAP, is included in investing activities under US GAAP. Dividends paid are included within financing activities under US GAAP.

 The following statements summarise the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments which reconcile cash and cash equivalents under US GAAP to cash at bank and in hand reported under UK GAAP.

|  | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| Net cash provided by operating activities | 4,628 | 3,395 | 1,455 |
| Net cash (used in) provided by investing activities | (3,460) | 1,253 | 3,049 |
| Net cash used in financing activities | (3,149) | (2,854) | (5,611) |
| Net increase (decrease) in cash and cash equivalents | (1,981) | 1,794 | (1,107) |
| Effect of exchange rate changes on cash | (5) | 13 | (50) |
| Cash and cash equivalents under US GAAP at beginning of year | 2,931 | 1,124 | 2,281 |
| Cash and cash equivalents under US GAAP at end of year | 945 | 2,931 | 1,124 |
| Short-term investments with original maturities of less than three months | (898) | (2,842) | (966) |
| **Cash at bank and in hand under UK GAAP at end of year** | 47 | 89 | 158 |

## V   Current asset investments

Under US GAAP, investments in debt securities would be classified as either trading, available-for-sale or held-to-maturity. Trading investments would be stated at fair values and the unrealised gains and losses would be included in income. Securities classified as available-for-sale would be stated at fair values, with unrealised gains and losses, net of deferred taxes, reported in shareholders' equity. Debt securities classified as held-to-maturity would be stated at amortised cost. The following analyses do not include securities with original maturities of less than three months.

At 31 March 2004, the group held trading investments (as defined by US GAAP) with fair values totalling £423 million (2003 – £935 million). Held-to-maturity securities at 31 March 2004 and 2003 consisted of the following:

|  | Amortised cost £m | Estimated fair value £m |
|---|---|---|
| **Commercial paper, medium-term notes and other investments at 31 March 2004** | 3,627 | 3,627 |
| Commercial paper, medium-term notes and other investments at 31 March 2003 | 2,563 | 2,563 |

The contractual maturities of the held-to-maturity debt securities at 31 March 2004 were as follows:

|  | Cost £m | Fair value £m |
|---|---|---|
| Maturing on or before 31 March 2005 | 2,251 | 2,253 |
| Maturing after 31 March 2005 | 1,376 | 1,376 |
| **Total at 31 March 2004** | **3,627** | **3,629** |

Available for sale investments at 31 March 2004 and 2003 consisted of the following:

|  | Amortised cost £m | Estimated fair value £m |
|---|---|---|
| **Commercial paper, medium-term notes and other investments at 31 March 2004** | 214 | 214 |
| Commercial paper, medium-term notes and other investments at 31 March 2003 | – | – |

The contractual maturities of the available for sale investments at 31 March 2004 were as follows:

|  | Amortised cost £m | Estimated fair value £m |
|---|---|---|
| Maturing on or before 31 March 2005 | 214 | 214 |
| Maturing after 1 year through 5 years | – | – |
| **Total at 31 March 2004** | **214** | **214** |

## VI   Pension costs

The following position for the main pension scheme is computed in accordance with US GAAP pension accounting rules under SFAS No. 87 and SFAS No. 88, the effect of which is shown in the above reconciliation statements.

The pension cost determined under SFAS No. 87 was calculated by reference to an expected long-term rate of return on scheme assets of 7.35% (2003 – 6.5%, 2002 – 6.5%). The components of the pension cost for the main pension scheme comprised:

|  | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| Service cost | **388** | 453 | 564 |
| Interest cost | **1,657** | 1,707 | 1,739 |
| Expected return on scheme assets | **(1,646)** | (1,813) | (1,863) |
| Amortisation of prior service costs | **24** | 24 | 24 |
| Amortisation of net obligation at date of limited application of SFAS No. 87 | **2** | 52 | 52 |
| Recognised gains | **378** | (22) | (67) |
| Additional cost of termination benefits | **1** | 60 | 140 |
| **Pension cost for the year under US GAAP** | **804** | **461** | **589** |

## VI   Pension costs continued

The information required to be disclosed in accordance with SFAS No. 132 concerning the funded status of the main scheme at 31 March 2003 and 31 March 2004, based on the valuations at 1 January 2003 and 1 January 2004, respectively, is given below.

| Minimum liability, intangible asset and other comprehensive income | 2004 £m | 2003 £m |
|---|---:|---:|
| Plan assets at fair value | 26,675 | 22,757 |
| Accumulated benefit obligation | 31,137 | 28,551 |
| Minimum liability | 4,462 | 5,794 |
| Net amount recognised at end of year | (2,275) | (2,497) |
| Minimum additional liability | 2,187 | 3,297 |
| Intangible asset as at 31 March 2003: | | |
| Unrecognised net transition obligation | – | (2) |
| Unrecognised prior service cost | (79) | (103) |
| Accumulated other comprehensive income | 2,108 | 3,192 |

| Changes in benefit obligation | 2004 £m | 2003 £m |
|---|---:|---:|
| Benefit obligation at the beginning of the year | 30,277 | 29,097 |
| Service cost | 388 | 453 |
| Interest cost | 1,657 | 1,707 |
| Employees' contributions | 148 | 156 |
| Additional cost of termination benefits | 1 | 60 |
| Actuarial movement | 1,428 | 152 |
| Other changes | 5 | 13 |
| Benefits paid or payable | (1,456) | (1,361) |
| Benefit obligation at the end of the year | 32,448 | 30,277 |

The benefit obligation and pension cost for the main pension scheme were determined using the following assumptions at 1 January 2002, 2003 and 2004:

| | 2004 per annum % | 2003 per annum % | 2002 per annum % |
|---|---:|---:|---:|
| Discount rate | 5.5 | 5.6 | 6.0 |
| Rate of future pay increases | 3.6 | 3.8 | 4.0 |
| Rate of future pension increases | 2.6 | 2.25 | 2.5 |

Contributions expected to be paid to the plan during the next fiscal year were estimated at £290 million.

| Changes in scheme assets | 2004 £m | 2003 £m |
|---|---:|---:|
| Fair value of scheme assets at the beginning of the year | 22,757 | 26,597 |
| Actual return on scheme assets | 4,195 | (3,255) |
| Employer's contributions[a] | 1,026 | 607 |
| Employees' contributions | 148 | 156 |
| Other changes | 5 | 13 |
| Benefits paid or payable | (1,456) | (1,361) |
| Fair value of scheme assets at the end of the year | 26,675 | 22,757 |

| Funded status under US GAAP | 2004 £m | 2003 £m |
|---|---:|---:|
| Projected benefit obligation in excess of scheme assets | (5,773) | (7,520) |
| Unrecognised net obligation at date of initial application of SFAS No. 87[b] | – | 2 |
| Unrecognised prior service costs[c] | 79 | 103 |
| Other unrecognised net actuarial losses | 3,419 | 4,918 |
| Net amount recognised under US GAAP | (2,275) | (2,497) |

[a]The employers' contributions for the year ended 31 March 2004 includes special contributions of £362 million paid December 2003 and £380 million paid in March 2004 (2003 – £329 million paid in December 2002).
[b]The unrecognised net obligation at the date of initial application is being amortised over 15 years from 1 April 1988.
[c]Unrecognised prior service costs on scheme benefit improvements, are being amortised over periods of 15 or 16 years commencing in the years of the introduction of the improvements.

## VI   Pension costs continued
### Asset allocation

The Trustees of the Scheme approve the target asset allocation as well as deviation limits. The objective of the investment activities is to maximise investment return within an acceptable level of risk, taking into consideration the liabilities of the Scheme.

| | Year ended 31 December 2003 | | |
| | Fair value £ bn | % | Target % |
| --- | --- | --- | --- |
| Equities | 17.1 | 65.0 | 64.75 |
| Fixed interest bonds | 3.9 | 14.8 | 15.25 |
| Index linked securities | 2.1 | 8.0 | 8.00 |
| Property | 3.2 | 12.2 | 12.00 |
| Cash | – | – | – |
| | 26.3 | 100.0 | 100.00 |

| | Year ended 31 December 2002 | | |
| | Fair value £ bn | % | Target % |
| --- | --- | --- | --- |
| Equities | 14.8 | 64.9 | 64.75 |
| Fixed interest bonds | 3.4 | 15.0 | 15.25 |
| Index linked securities | 1.8 | 7.7 | 8.00 |
| Property | 3.1 | 13.9 | 12.00 |
| Cash | (0.4) | (1.5) | – |
| | 22.7 | 100.0 | 100.00 |

The assumption for the expected return in plan assets is a weighted average based on an assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on bonds are based on the gross redemption yields at the start of the year. Expected returns on equities and property are based on a combination of an estimate of the risk premium above yields on government bonds and consensus economic forecasts of future returns. The expected return of 7.27% per annum used for the calculation of pension costs for the year ending 31 March 2005 is consistent with that adopted for FRS 17.

## VII   Income statement in US GAAP format

The group profit and loss accounts on pages 27 to 29 comply with UK GAAP and the directors believe they are in the most appropriate format for shareholders to understand the results of our business. We believe that it is important to show our results before deducting goodwill amortisation and exceptional items because these items predominantly relate to corporate transactions rather than the trading activities of the group. For SEC reporting purposes this presentation would be considered ''non GAAP'' and therefore the group has also prepared the following income statement which meets the SEC reporting format set forth in Item 10 of Regulation S-X. The financial numbers disclosed in the following income statement are prepared under UK GAAP.

| | 2004 £m | 2003 £m | 2002 £m |
| --- | --- | --- | --- |
| Revenue | 18,519 | 18,727 | 18,447 |
| Operating expenses: | | | |
| Payroll costs | 3,730 | 3,671 | 3,698 |
| Depreciation and amortisation | 2,936 | 3,035 | 5,345 |
| Payments to telecommunication operators | 3,963 | 3,846 | 4,289 |
| Other operating expenses | 5,185 | 5,818 | 5,522 |
| Total operating expenses | 15,814 | 16,370 | 18,854 |
| Net operating income (loss) | 2,705 | 2,357 | (407) |
| Other income, net | 227 | 1,910 | 936 |
| Net interest (expense) | (941) | (1,439) | (1,579) |
| Income taxes | (539) | (459) | (385) |
| Minority interests | 8 | (12) | (10) |
| Equity in earnings (losses) of investees | (34) | 329 | (1,443) |
| Income (loss) from continuing operations | 1,426 | 2,686 | (2,888) |
| Discontinued operations | – | – | 3,883 |
| Net income | 1,426 | 2,686 | 995 |

**VIII US GAAP developments**

In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 46 (FIN 46), ''Consolidation of Variable Interest Entities'' and in December 2003 issued a revised interpretation, FIN 46R. The interpretation requires the primary beneficiary to consolidate a variable interest entity if it has a variable interest that will absorb a majority of the entity's losses if they occur, or receive a majority of the entity's expected returns or both. BT had adopted FIN 46 in June 2003, and the further adoption of FIN 46R did not have a material effect on the results or statement of financial position of the group.

In May 2003 the FASB issued SFAS No. 150 ''Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity''. SFAS No. 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. On adoption, SFAS No. 150 did not have a material effect on the results or statement of financial position of the group.

In November 2002 the Emerging Issues Task Force reached a consensus on EITF 00-21 ''Revenue arrangements with multiple deliverables''. BT adopted this consensus for contracts entered into after 15 June 2003. Adoption of the consensus did not have a material impact on the results of the Group.

# Subsidiary undertakings, joint ventures and associates

BT Group plc is the parent company of the group. Brief details of its principal operating subsidiary undertakings, joint ventures and associates at 31 March 2004, other than the company all of which were unlisted unless otherwise stated, were as follows:

| | Activity | Group interest in allotted capital[b] | Country of operations[c] |
|---|---|---|---|
| **Subsidiary undertakings** | | | |
| BT Australasia Pty Limited[de] | Communication related services and products provider | 100% ordinary 100% preference | Australia |
| BT Cableships Limited[d] | Cableship owner | 100% ordinary | International |
| BT Communications Management Limited[d] | Telecommunication services provider | 100% ordinary | UK |
| BT Hong Kong Limited[df] | Communication related services and products provider | 100% ordinary 100% preference | Hong Kong |
| BT Fleet Limited[d] | Fleet management company | 100% ordinary | UK |
| BT Global Services Limited[dg] | International telecommunication network systems provider | 100% ordinary | UK |
| BT Holdings Limited | Investment holding company | 100% ordinary | UK |
| BT (Germany) GmbH & Co. oHG[dh] | Communication related services and products provider | 100% ordinary | Germany |
| BT Nederland NV[d] | Communication related services and products provider | 100% ordinary | Netherlands |
| BT Americas Inc.[d] | Communication related services and products provider | 100% common | USA |
| BT Property Limited | Property holding company | 100% ordinary | UK |
| BT Subsea Cables Limited | Cable maintenance and repair | 100% ordinary | UK |
| BT ESPANA Compania de Servicios Globales de Telecommunicaciones, SA[di] | Communication related services and products provider | 100% ordinary | Spain |
| BT Limited[dj] | International telecommunication network systems provider | 100% ordinary | International |
| BT US Investments LLC[d] | Investment holding company | 100% ordinary | USA |
| Communication Networking Services (UK)[d] | Communication related services and products provider | 100% ordinary | UK |
| Communication Global Network Services Limited[d] | Communication related services and products provider | 100% ordinary | Bermuda |
| Esat Telecommunications Limited[d] | Telecommunication services provider | 100% ordinary | Ireland |
| Farland BV[cd] | Provider of trans-border fibre network across BT's partners in Europe | 100% ordinary | International |
| Syntegra Limited | Systems integration and application development | 100% ordinary | UK |
| Syntegra Groep BV[d] | Systems integration and application development | 100% common | Netherlands |
| Syntegra SA[d] | Systems integration and application development | 100% ordinary | France |
| Syntegra (USA) Inc.[cd] | Systems integration and electronic business outsourcing services | 100% common | International |

[a]The group comprises a large number of companies and it is not practical to include all of them in this list. The list, therefore, only includes those companies that have a more significant impact on the profit or assets of the group.
[b]The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
[c]All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except Farland BV and Syntegra (USA) Inc, which are incorporated in the Netherlands and USA, respectively.
[d]Held through intermediate holding company.
[e]In June 2003, BT Pty Limited changed its name to BT Australasia Pty Limited.
[f]In August 2003, BT (Hong Kong) Limited changed its name to BT Hong Kong Limited.
[g]In June 2003 BT Global Networks Limited changed its name to BT Global Services Limited.
[h]In September 2003 BT Ignite GmbH & Co oHG changed its name to BT (Germany) GmbH & Co. OHG.
[i]In October 2003 BT Ignite Espana SAU changed its name to BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, SA.
[j]In April 2003, BT (Worldwide) Limited changed its name to BT Limited.

| | | Share capital | | |
|---|---|---|---|---|
| b = billions m = millions | Activity | Issued[a] | Percentage owned | Country of operations[b] |
| **Joint Ventures** | | | | |
| Albacom SpA | Communication related services and products provider | €51m | 26.0%[c] | Italy |
| LG Telecom | Mobile cellular telephone system provider and operator | Won 1,386b | 16.59%[c] | Republic of South Korea |

[a]Issued share capital comprises ordinary or common shares, unless otherwise stated. All investments are held through intermediate holding companies.
[b]All overseas companies are incorporated in their country of operations.
[c]Held through intermediate holding company.

# Additional information for shareholders

**Cautionary statement regarding forward-looking statements**

Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements refer to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: BT's strategy and its ability to achieve it; BT's debt reduction plans; growth of, and opportunities available in, the communications industry and BT's positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth and opportunities in new wave business (ICT, broadband, mobility and managed services); BT's network development and expansion plans; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses; BT's possible or assumed future results of operations and/or those of its associates and joint ventures; BT's future dividend policy; capital expenditure and investment plans; adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third party service providers; and those preceded by, followed by, or that include the words ''believes'', ''expects'', ''anticipates'', ''intends'' or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; and general financial market conditions affecting BT's performance.

**Background**

Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.

As a result of the Telecommunications Act 1984, British Telecommunications plc was incorporated in England and Wales under the Companies Acts 1948 to 1981 on 1 April 1984 as a public limited company wholly owned by the UK Government. The transfer of property, rights and liabilities of the corporation to British Telecommunications plc was made on 6 August 1984.

In November 1984, the UK Government offered 3,012 million ordinary shares (50.2% of the total issued ordinary shares) to the public. The share sale was fully subscribed. British Telecom shares made their debut on the London Stock Exchange on 3 December 1984. From April 1991, British Telecommunications plc traded as BT.

In December 1991, the UK Government sold over half its remaining shares in BT, retaining a holding of about 22%. It sold this residual holding in July 1993. Subsequently, in September 1997, the UK Government redeemed at par a special rights redeemable preference share to which certain special rights attached.

In 1985, Cellnet was launched as a joint venture between British Telecom and Securicor which held 40% of the company. BT acquired full control of Cellnet (now $O_2$ UK – part of $mmO_2$ plc) by acquiring Securicor's minority holding in November 1999.

In January 2000, BT and AT&T established Concert as a 50/50 joint venture serving customers around the world and transferred their trans-border assets and operations to Concert. On 1 April 2002, BT completed the unwind of Concert, which involved the return of Concert's businesses, customer accounts and networks to the two parent companies.

BT Group was formed when the $mmO_2$ business, comprising what had been BT's mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group's shares commenced trading on the London and New York stock exchanges on 19 November 2001. As a result of the transaction BT plc became a wholly owned subsidiary of BT Group Investments Limited (BTGI), itself wholly owned by

BT Group plc. Accordingly, the ordinary shares of BT plc were de-listed from the London Stock Exchange on 19 November 2001.

The company's registered office address is 81 Newgate Street, London EC1A 7AJ. The company's agent in the USA is Charles Reach, 350 Madison Avenue, New York, NY 10017.

## Notes prices

On 5 December 2000 we issued four series of notes comprising US$2.8 billion notes due 2030 (the thirty-year Notes), US$3.0 billion 8.125% notes due 2010 (the ten-year Notes), US$3.1 billion 7.625% notes due 2005 (the five-year Notes) and US$1.1 billion floating rate notes due 2003 (the three-year Notes). The 3 year notes were redeemed at par on 15 December 2003.

The high and low prices for the Notes since issue as determined by indications or reports supplied by Bloomberg were as follows:

|  | Thirty-year Notes | | Ten-year Notes | | Five-year Notes | | Three-year Notes | |
|---|---|---|---|---|---|---|---|---|
|  | High | Low | High | Low | High | Low | High | Low |
| Year ended 31 March 2001 | 109.333 | 100.325 | 106.132 | 100.277 | 103.871 | 100.115 | 100.65 | 99.88 |
| Year ended 31 March 2002 | 123.489 | 102.066 | 115.603 | 103.118 | 110.012 | 102.887 | 101.93 | 100.18 |
| Year ended 31 March 2003 | | | | | | | | |
| First quarter | 115.522 | 108.435 | 111.719 | 107.054 | 108.513 | 106.171 | 101.267 | 100.866 |
| Second quarter | 121.502 | 108.565 | 117.172 | 108.928 | 111.532 | 107.193 | 101.135 | 100.567 |
| Third quarter | 130.115 | 117.207 | 120.515 | 114.101 | 112.572 | 109.936 | 100.893 | 100.516 |
| Fourth quarter | 131.368 | 124.043 | 122.448 | 118.432 | 113.372 | 111.599 | 101.021 | 100.524 |
| Full period | 131.368 | 108.435 | 122.448 | 107.054 | 113.372 | 106.171 | 101.267 | 100.516 |
| Year ended 31 March 2004 | | | | | | | | |
| First quarter | 142.396 | 127.750 | 128.582 | 120.265 | 114.166 | 112.687 | 100.758 | 100.498 |
| Second quarter | 135.185 | 121.619 | 126.400 | 118.032 | 113.723 | 111.143 | 100.508 | 100.219 |
| Third quarter | 132.513 | 125.954 | 123.113 | 119.613 | 111.997 | 109.987 | 100.219 | 100.000 |
| Fourth quarter | 135.243 | 129.834 | 124.314 | 120.667 | 110.618 | 109.673 | – | – |
| Full period | 142.396 | 121.619 | 128.582 | 118.032 | 114.166 | 109.673 | 100.758 | 100.000 |
| Last six months | | | | | | | | |
| November 2003 | 130.177 | 126.999 | 121.862 | 119.613 | 110.807 | 110.172 | 100.154 | 100.096 |
| December 2003 | 132.513 | 127.219 | 122.031 | 119.822 | 110.566 | 109.987 | 100.131 | 100.000 |
| January 2004 | 134.628 | 129.834 | 123.230 | 120.667 | 110.618 | 109.913 | – | – |
| February 2004 | 132.450 | 130.453 | 122.398 | 121.308 | 110.030 | 109.882 | – | – |
| March 2004 | 135.243 | 131.691 | 124.314 | 121.865 | 110.132 | 109.673 | – | – |
| April 2004 | 132.931 | 125.838 | 123.240 | 118.811 | 109.573 | 108.189 | – | – |

## Memorandum and Articles of Association

The following is a summary of the principal provisions of the company's memorandum and articles of association (''Memorandum'' and ''Articles''), a copy of which has been filed with the Registrar of Companies.

## Memorandum

The Memorandum provides that its principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.

## Articles

(a)   Voting rights

In the following description of the rights attaching to the shares in the company, a ''holder of shares'' and a ''shareholder'' is, in either case, the person registered in the company's register of members as the holder of the relevant shares.

Subject to certain restrictions, on a show of hands, every shareholder present at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold or represent.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by any shareholder at the meeting who is entitled to vote (or the shareholder's proxy).

(b)   Changes in capital
The company may by ordinary resolution:
   (i) consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger amount;
   (ii) subject to the Companies Act 1995, divide all or part of its share capital into shares of a smaller amount;
   (iii) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and
   (iv) increase its share capital.
The company may also:
   (i) buy back its own shares; and
   (ii) by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(c)   Dividends
The company's shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim and final dividends. Fixed dividends will be paid on any class of share on the dates stated for the payments of those dividends.

Any dividend which has not been claimed for 12 years after it was declared or became due for payment may be forfeited and will belong to the company unless the Directors decide otherwise.

(d)   Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of a court or by a court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon trusts for the benefit of members which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present members can be compelled to accept any shares or other property under the Articles which could given them a liability.

(e)   Transfer of shares
Shares of the company may only be transferred in writing either by an instrument of transfer in the usual standard form or another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer.

(f)   General meetings of shareholders
The Board can decide to call general meetings. If there are not enough directors in the UK to call a general meeting, any director or shareholder may call a general meeting. If a meeting is not an annual general meeting it is called an extraordinary general meeting.

(g)   Limitations on rights of non-resident or foreign shareholders
There are no limitations on the rights of non-resident or foreign shareholders.

(h)   Directors
Directors' remuneration
The directors are entitled to the remuneration set by the company by an ordinary resolution. The directors may be paid their expenses properly incurred in connection with the business of the company.

The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, the company can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in BT Group plc or any of its subsidiary undertakings, including the company, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

**(i)   Directors' votes**
A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders' meetings.

Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT Group plc shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he is interested as set out in the Articles.

Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the declaration of the interest of a director in any contract or arrangement or relating to a director's right to vote and be counted in a quorum on resolutions in which he is interested to any extent or ratify any particular contract or arrangement carried out in breach of those provisions.

**(j)   Directors' interests**
If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:
(i) have any kind of interest in a contract with or involving the company (or in which the company has an interest or with or involving another company in which the company has an interest);
(ii) have any kind of interest in a company in which the company has an interest (including holding a position in that company or being a shareholder of that company);
(iii) hold a position (other than auditor) in the company or another company in which the company has an interest on terms and conditions decided by the Board; and
(iv) alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for the company or another company in which the company has an interest on terms and conditions decided by the Board.

A director does not have to hand over to the company any benefit received or profit made as a result of anything permitted to be done under the Articles.

When a director knows that he/she is in any way interested in a contract with the company he/she must tell the other directors.

**(k)   Retirement of directors**
No person will be prevented from being or becoming a director simply because that person has reached the age of 70.

**(l)   Directors' borrowing powers**
To the extent that the legislation and the Articles allow, the Board may exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person.

**Exchange controls and other limitations affecting security holders**
There are currently no government laws, decrees or regulations in the United Kingdom that restrict the export or import of capital, including, but not limited to, UK foreign exchange control restrictions, or that affect the remittances of dividends or other payments to non-resident holders of the company's ordinary shares. There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

**Documents on display**
All reports and other information that BT files with the US Securities and Exchange Commission may be inspected at the SEC's public reference facilities at room 1200, 450 Fifth Street, Washington, DC, USA. These reports may be accessed via the SEC's website at www.sec.gov.

# Glossary of terms and US equivalents

| Term used in UK annual report | US equivalent or definition |
|---|---|
| Accounts | Financial statements |
| Associates | Equity investees |
| Capital allowances | Tax depreciation |
| Capital redemption reserve | Other additional capital |
| Creditors | Accounts payable and accrued liabilities |
| Creditors: amounts falling due within one year | Current liabilities |
| Creditors: amounts falling due after more than one year | Long-term liabilities |
| Debtors: amounts falling due after more than one year | Other non-current assets |
| Employee share schemes | Employee stock benefit plans |
| Finance lease | Capital lease |
| Financial year | Fiscal year |
| Fixed asset investments | Non-current investments |
| Freehold | Ownership with absolute rights in perpetuity |
| Gearing | Leverage |
| Inland calls | Local and long-distance calls |
| Interests in associates and joint ventures | Securities of equity investees |
| Investment in own shares | Treasury Shares |
| Loans to associates and joint ventures | Indebtedness of equity investees not current |
| Net book value | Book value |
| Operating profit | Net operating income |
| Other debtors | Other current assets |
| Own work capitalised | Costs of group's employees engaged in the construction of plant and equipment for internal use |
| Profit | Income, earnings |
| Profit and loss account (statement) | Income statement |
| Profit and loss account (under ''capital and reserves'' in balance sheet) | Retained earnings |
| Profit for the financial year | Net income |
| Profit on sale of fixed assets | Gain on disposal of non-current assets |
| Provision for doubtful debts | Allowance for bad and doubtful accounts receivable |
| Provisions | Long-term liabilities other than debt and specific accounts payable |
| Recognised gains and losses (statement) | Comprehensive income |
| Redundancy charges | Early release scheme expenses |
| Reserves | Shareholders' equity other than paid-up capital |
| Share based payment | Stock compensation |
| Share premium account | Additional paid-in capital or paid-in surplus (not distributable) |
| Shareholders' funds | Shareholders' equity |
| Stocks | Inventories |
| Tangible fixed assets | Property, plant and equipment |
| Trade debtors | Accounts receivable (net) |
| Turnover | Revenues |

# Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

| Required Item in Form 20-F | | Where information can be found in this Annual Report | |
| --- | --- | --- | --- |
| Item | | Section | Page |
| 1 | **Identity of directors, senior management and advisors** | Not applicable | |
| 2 | **Offer statistics and expected timetable** | Not applicable | |
| 3 | **Key information** | | |
| 3A | Selected financial data | Omitted due to reduced disclosure format | |
| 3B | Capitalisation and indebtedness | Not applicable | |
| 3C | Reasons for the offer and use of proceeds | Not applicable | |
| 3D | Risk factors | Omitted due to reduced disclosure format | |
| 4 | **Information on the company** | | |
| 4A | History and development of the company | Additional information for shareholders | |
| | | Background | 81–82 |
| | | Business review | |
| | | Introduction | 2 |
| 4B | Business overview | Business review | 2–5 |
| | | Additional information for shareholders | |
| | | Cautionary statement regarding forward-looking statements | 81 |
| 4C | Organisational structure | Business review | |
| | | Introduction | 2 |
| | | Subsidiary undertakings, joint ventures and associates | 80 |
| 4D | Property, plants and equipment | Financial review | |
| | | Property | 15 |
| 5 | **Operating and financial review and prospects** | | |
| 5A | Operating results | Financial review | 6–19 |
| | | Additional information for shareholders | |
| | | Cautionary statement regarding forward-looking statements | 81 |
| 5B | Liquidity and capital resources | Financial review | |
| | | Capital resources | 16 |
| | | Critical accounting policies | 17–18 |
| | | Additional information for shareholders | |
| | | Cautionary statement regarding forward-looking statements | 81 |
| | | Notes to the financial statements | |
| | | Loans and other borrowings | 55–56 |
| | | Financial commitments, contingent liabilities and subsequent events | 60 |
| | | Financial instruments and risk management | 66–70 |
| 5C | Research and development, patents and licences | Omitted due to reduced disclosure format | |
| 5D | Trend information | Omitted due to reduced disclosure format | |
| 5E | Off balance sheet arrangements | Financial review | |
| | | Off Balance sheet arrangements | 16 |
| 5F | Tabular disclosure of contractual obligations | Financial review | |
| | | Capital resources | 16 |
| 6 | **Directors, senior management and employees** | | |
| 6A | Directors and senior management | Omitted due to reduced disclosure format | |
| 6B | Compensation | Omitted due to reduced disclosure format | |
| 6C | Board practices | Omitted due to reduced disclosure format | |
| 6D | Employees | Business review | 2–5 |
| | | Notes to financial statements | |
| | | People employed | 65 |
| 6E | Share ownership | Omitted due to reduced disclosure format | |
| 7 | **Major shareholders and related party transactions** | | |
| 7A | Major shareholders | Omitted due to reduced disclosure format | |
| 7B | Related party transactions | Omitted due to reduced disclosure format | |
| 7C | Interests of experts and counsel | Not applicable | |
| 8 | **Financial information** | | |
| 8A | Consolidated statements and other financial information | See item 18 below. | |
| | | Business review | |
| | | Legal proceedings | 5 |
| | | Additional information for shareholders | |
| | | Dividends | 83 |
| 8B | Significant changes | Financial review | |
| | | Capital resources | 16 |
| | | Notes to the financial statements | |
| | | Financial commitments, contingent liabilities and subsequent events | 60 |
| 9 | **The offer and listing** | | |
| 9A | Offer and listing details | Not applicable | |
| 9B | Plan of distribution | Not applicable | |
| 9C | Markets | Not applicable | |
| 9D | Selling shareholders | Not applicable | |
| 9E | Dilution | Not applicable | |
| 9F | Expenses of the issue | Not applicable | |

| **Required Item in Form 20-F** | | **Where information can be found in this Annual Report** | |
|---|---|---|---|
| Item | | Section | Page |
| 10 | **Additional information** | | |
| 10A | Share capital | Not applicable | |
| 10B | Memorandum and articles of association | Additional information for shareholders | |
| | | Background | 81–82 |
| | | Memorandum and Articles of Association | 82–84 |
| 10C | Material contracts | Omitted due to reduced disclosure format | |
| 10D | Exchange controls | Additional information for shareholders | |
| | | Exchange controls and other limitations affecting security holders | 84 |
| 10E | Taxation | Omitted due to reduced disclosure format | |
| 10F | Dividends and paying agents | Not applicable | |
| 10G | Statement by experts | Not applicable | |
| 10H | Documents on display | Additional information for shareholders | 84 |
| | | Documents on display | |
| 10I | Subsidiary information | Not applicable | |
| 11 | **Quantitative and qualitative disclosures about market risk** | Financial review | |
| | | Treasury policy | 16 |
| | | Foreign currency and interest rate exposure | 16–17 |
| | | Notes to the financial statements | |
| | | Financial instruments and risk management | 66–70 |
| 12 | **Description of securities other than equity securities** | Not applicable | |
| 13 | **Defaults, dividend arrearages and delinquencies** | Not applicable | |
| 14 | **Material modifications to the rights of security holders and use of proceeds** | Not applicable | |
| 15 | **Controls and Procedures** | Report of the directors | |
| | | US Sarbanes-Oxley Act of 2002 | 20–21 |
| 16A | **Audit Committee financial expert** | Omitted due to reduced disclosure format | |
| 16B | **Code of Ethics** | Report of the directors | |
| | | US Sarbanes-Oxley Act of 2002 | 20–21 |
| 16C | **Principal accountants fees and services** | Notes to the Financial Statements | |
| | | Auditors | 66 |
| 17 | **Financial statements** | Not applicable | |
| 18 | **Financial statements** | Report of the independent auditors | 23 |
| | | Accounting policies | 24–26 |
| | | Consolidated financial statements | 27–70 |
| | | United States Generally Accepted Accounting Principles | 71–79 |

British Telecommunications plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England No. 1800000
Produced by BT Group
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**www.bt.com**